Filed Pursuant to Rule 424 (b)(3)

Registration No. 333-116586

PROSPECTUS

EXABYTE CORPORATION

26,636,839 COMMON SHARES

This prospectus covers 26,636,839 shares of Common Stock of Exabyte Corporation that may be issued to the selling stockholders upon conversion of the Series AA preferred stock, par value $.001, of Exabyte held by such stockholders, as payment on dividends for the Series AA preferred stock or upon exercise of warrants held by such stockholders. Each Selling Shareholder may sell none, some or all of the shares that are subject to sale pursuant to this prospectus.

The persons identified under the heading “Selling Stockholders”, and any other person who obtains the right to sell the shares of Common Stock under this Registration Statement, may sell the shares registered on this Registration Statement from time to time.

Each of the selling stockholders may sell the shares in private transactions at negotiated prices. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See “Plan of Distribution”.

Concurrently with this offering, selling security holders may sell under Registration Statement No. 333-130155 (the “Concurrent Registration Statement”) up to 18,181,144 shares of Common Stock of Exabyte Corporation that may be issued to the selling security holders upon conversion of the 10% Secured Convertible Subordinated Notes of Exabyte held by such holders, as payment for interest for the Convertible Notes or upon exercise of warrants issued in connection with Convertible Notes. The Concurrent Registration Statement also covers 1,500,000 shares of common stock issued to Imation Corp. in connection with the modification of a media distribution agreement as well as 750,000 shares issuable upon exercise of warrants issued to Imation Corp. in connection with the modification. Each selling security holder may sell none, some or all of the shares that are covered by the Concurrent Registration Statement.

We will not receive any proceeds from the sale of shares by the selling stockholders. We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however, be paying for certain expenses incurred in the offering of the shares.

Our Common Stock is traded on the OTC Bulletin Board under the trading symbol “EXBY.” On May 11, 2006, the closing sale price of the Common Stock on the OTC Bulletin Board was $0.54. Effective for trading on October 31, 2005, we effected a reverse stock split whereby every ten shares of common stock outstanding before the split was combined into one share of common stock after the split.

INVESTING IN THE SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2006.

Summary Information And Risk Factors

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under “Risk Factors.”

Overview of Exabyte

We design, manufacture and market a range of VXA® tape drives, as well as VXA® and LTO™ (Ultrium™) automated tape libraries. We also provide our own brand of recording media and provide worldwide service and customer support to our customers and end users. We discontinued our MammothTape™ line of tape drive and automation products in the fourth quarter of 2005, although we will continue to sell media for Mammoth hardware products for an extended period of time. We were incorporated in June 1985 under the laws of the State of Delaware, and are based in Boulder, Colorado. The address and telephone number of Exabyte’s principal executive office are 2108 55th Street, Boulder, CO 80301, (303) 417-7292.

Offering

We have entered into the Securities Purchase Agreement (“Purchase Agreement”), dated as of April 30, 2004, by and among Exabyte and certain purchasers pursuant to which we issued and sold to the purchasers in a private placement (a) 25,000 shares of Series AA preferred stock of the Company and (b) warrants to purchase in the aggregate 750,000 shares of our Common Stock (the “Common Stock”). We received in the aggregate net proceeds of $23.6 million from this financing on May 3, 2004. Participants in the financing included a group of institutional investors and existing Exabyte shareholders, and all of these purchasers are listed as selling stockholders for purposes of this Registration Statement. The Purchase Agreement is attached hereto as Exhibit 10.35 and incorporated herein by reference.

The Series AA preferred shares were priced at $1,000 per share and are convertible into 556 Common shares at $1.80 per share (as adjusted). The warrants to purchase Common Stock expire after five years and carry an adjusted exercise price of $1.00 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments.

All of the Common Stock underlying the Series AA preferred shares, the Company’s estimate of Common Stock payable for dividends on the Series AA preferred shares for a period of four years, and Common Stock underlying warrants received pursuant to the Purchase Agreement and the Private Placement Agreement with the placement agent are being registered hereby for resale by the selling stockholders.

In addition, in connection with the issuance of the Series AA preferred stock, all holders of the Company’s previously outstanding Series H and Series I preferred stock exchanged those shares and accumulated dividends through December 31, 2004, for shares of the Series AA preferred stock on an as-converted common stock equivalent basis. All common stock underlying the Series AA preferred shares and common stock purchase warrants received in this exchange by former Series H and I holders who may be considered affiliates and then are not able to utilize SEC Rule 144(k) for resales (i.e., Meritage Equity Fund, L.P., Meritage Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P.) are also being registered hereby for resale.

Cautionary Note About Forward-Looking Statements

In addition to the historical information contained in this document, this report contains forward-looking statements that involve future risks and uncertainties. We may achieve different results than those anticipated in these forward-looking statements. The actual results that we achieve may differ materially from any forward-looking statements due to such risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends,” “plans” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. You should carefully consider the risks described below, and other factors as may be identified from time to time in our filings with the Securities and Exchange Commission or in our press releases. If any of these risks should actually occur, our business, prospects, financial condition or results of operations would likely be negatively impacted. In such case, the trading price of Exabyte Common Stock or other securities could also be negatively impacted, and you may lose all or part of your investment. We are not undertaking any obligation to update these risks to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Risk Factors

General Information About These Business Risks

Following is a discussion of certain risks that may impact our business. If any of the following risks actually occurs, our business could be negatively impacted. The risks and uncertainties described below are not all inclusive. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may negatively impact our business. You should carefully consider the risks described below. If any of the following risks should actually occur, our existing business, future business opportunities, financial condition or results of operations would likely be negatively affected. In such case, the trading price of Exabyte common stock or other securities could decrease, and you may lose all or part of your investment.

We may need additional funding to support our operations.

We have incurred operating losses over the last six years. As a result, we have taken several actions to raise capital, including the sale of preferred stock in 2004, the sale of the Convertible Notes in 2005, revisions to our bank line of credit with overadvance guarantees in 2003, a new bank line of credit in 2005, restructuring notes payable to suppliers in 2003, 2004 and 2005, and entering into the Media and Distribution Agreement with Imation in November 2003. We also believe the modification of the MDA effective January 1, 2006, and the related increase in gross margin on the sale of our media products, improves our opportunity for future profitability. In any event, we believe that profitable operations will be necessary to support and expand our operations in the future. In addition, we continue to evaluate our potential need for additional capital, and various strategic alternatives that could result in such additional capital and increase our liquidity. It is uncertain whether additional capital would be available if needed. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Liquidity and Capital Resources” for a discussion of these alternatives and the impact of the MDA modification.

The uncertainty regarding our ability to continue as a going concern may affect the willingness of customers and suppliers to work with us, as well as our ability to obtain inventory and finished goods in a timely manner.

As a result of our limited liquidity, the report of our independent registered public accounting firm on our consolidated financial statements, as of and for the year ended December 31, 2005, contains an explanatory paragraph regarding the uncertainty relating to our ability to continue as a going concern. Ongoing concerns about our financial condition have impacted our dealings with third parties, such as customers, suppliers and creditors, and the continuation of such concerns could have a material adverse effect on our business and results of operations in the future. Future liquidity issues could prevent us from making timely payments to our suppliers which could restrict our ability to obtain products and meet our customers’ demands. This situation has occurred in the past and, if it recurs, would materially and adversely impact our revenue, results of operations and financial condition, our competitive position in our market, and possibly our ability to continue operations.

We depend on key employees to develop, introduce and sell our products.

There is intense competition for qualified employees. Competition for employees is based upon, among other things, base salary, stock-based compensation, ownership investment and high turnover rates in technology and other companies generally. As a result, we may lose or fail to recruit needed employees.

Losing or failing to recruit a key employee could:

Å	delay product development schedules;
•	interrupt team continuity;
•	result in losing proprietary information to competitors or other third parties;
•	increase our administrative costs; and

•	adversely affect our results of operations.

We need to expand existing OEM customer relationships and develop new OEM customers for our VXA and other products in order to be successful.

Our product sales depend heavily on OEM qualification, adoption and integration. OEM sales are a key component of our revenue, and many reseller and smaller OEM customers delay their orders until larger OEMs adopt and integrate our products. We have established a number of relationships with OEM customers for our VXA and LTO Automation products, but the revenue from these OEMs has not grown as rapidly as expected which has affected our ability to become profitable. Our competitive position and ability to achieve future profitable operations may be negatively impacted unless we are able to establish additional relationships with OEM customers and increase our market share with existing customers.

Our profitability depends on decreases in our direct product costs.

Although we believe we must increase our sales to OEM customers, who generally pay lower prices than other customers, we must also continue to improve our gross margins. Accordingly, we must lower our product costs, which involves revising existing supply agreements, potentially transitioning our outsourced manufacturing to other suppliers, relocating such manufacturing to lower cost geographic locations, or increasing our sales volumes to obtain lower prices. We continually evaluate our product costs and the appropriate actions necessary to increase our gross margins. Any transition to a new outsourcing manufacturer or location would include the risk of interruption of product supply and delays in meeting our customers’ demands.

Our profitability is dependent upon increased media revenue.

Since November 2003, we have sold all of our proprietary media products to our exclusive distributor, Imation. Our sales prices to Imation were less than the prices we previously realized for these products. Although the modification of our MDA with Imation results in an increase in our overall gross margin on media products, we continue to be dependent on Imation to maintain or increase sales volumes of our media products.

We are subject to significant risks regarding foreign operations, regulatory requirements and fluctuations in foreign currency.

Many of our key components and products are manufactured overseas in countries such as Japan, China, Singapore and Malaysia. Because we depend on foreign sourcing for our key components, products and subassemblies, our results of operations may be materially affected by:

•	reduced intellectual property protections;
•	foreign government regulations;
•	foreign tax regulations;
•	foreign exchange control regulations;
•	import/export restrictions;
•	foreign economic and/or political instability; and
•	tariffs, trade barriers and other trade restrictions by the U.S. government in products or components shipped from or to foreign sources.

Our international involvement is also subject to other risks common to foreign operations, including government regulations, foreign exchange or import restrictions or tariffs imposed by the U.S. Government on products or components shipped from another country. Additionally, the sale of our products to domestic federal or state agencies may be limited by the Buy America Act or the Trade Agreement Act to the extent that we incorporate components produced overseas into our products.

Additionally, a note payable to a supplier is denominated in the Yen at a fixed conversion rate and our foreign subsidiaries incur significant operating costs that are payable in foreign currencies. Accordingly, foreign currency fluctuations affect our results of operations. Please see “Market Risk” in Item 7A below for more information.

The European Community recently enacted new regulatory requirements related to the Reduction of Hazardous Substances (“RoHS”). These RoHS regulations state that products sold into Europe, beginning in July 2006, comply with specific guidelines stated in the regulations. RoHS has required us to perform substantial modifications to our hardware products, and may result in our discontinuing the sale of certain non-complying products to our European customers. Continued compliance with RoHS regulations may result in increased engineering costs and could negatively impact revenue from European customers.

Our manufacturers may be unable to meet our product demand, implement product engineering changes on a timely basis, or produce product at a commercially reasonable cost.

We currently outsource all of our manufacturing processes and due to the time and expense involved in moving the manufacturing to another party, we heavily depend on our existing third party manufacturers for our products. If our manufacturers cannot meet our product demand, or cannot or will not implement product changes on a timely basis, we would be unable to fill customer orders and our results of operations and financial condition would be adversely impacted. In addition, should our manufacturers be unable to produce our products at commercially reasonable costs, our gross margins would be negatively impacted. Our dependence on third party manufacturers can also adversely affect our ability to negotiate the terms of our future business relationships with these parties.

Our revenue is concentrated with a limited number of customers.

In 2005, our five largest customers accounted for 87% of our revenue. We do not require minimum purchase obligations from our customers, and they may cancel or reschedule orders at any time, prior to shipment, without significant penalty. Losing one or more key customers would adversely affect our results of operations.

Our dependencies on sole-source suppliers may affect our control over delivery, quantity, quality and cost of products.

We, or our third party contract manufacturers, obtain all the components to make our products from third parties. We rely heavily on certain sole-source suppliers (one supplier providing us with one or more components) to develop and/or manufacture critical components for our tape drives or libraries. A shortage of any component would directly affect our ability to manufacture the product. In addition, by relying on sole-source suppliers, we have risks related to:

•	delivering components on schedule;
•	manufacturing a high volume of components;
•	maintaining the highest possible product quality when manufacturing; and
•	managing manufacturing costs.

If we are unable to obtain finished goods in sufficient quantities and in a timely manner to meet our customers’ needs, we may consider relocating certain of our third-party manufacturing activities to other suppliers. This process could interrupt the supply of products and we would incur additional costs related to any change in supplier.

Managing our inventory levels is important to our cash position and results of operations.

Excessive amounts of inventory reduces our cash available for operations and may result in charges for excess or obsolete materials. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in decreased revenue. An inability to forecast future product revenue or estimated life cycles of products may result in inventory related charges that would negatively affect our results of operations and financial condition.

The storage backup market is very competitive and such competition may cause us to decrease our product pricing or affect our market share.

Many of our current and potential competitors have significantly greater financial, technical, and marketing resources than us. We can expect our competitors to aggressively market helical scan, mini cartridge, half-inch cartridge, optical or other storage product technologies. These technologies may be equivalent or superior to our own technologies, or may render some of our products non-competitive or obsolete. In order to compete under these pressures, we must adapt our technologies to competitive changes affecting speed, capacity and costs of storage products, including price erosion.

Technology typically changes and advances quickly in the high technology industry. In order to successfully compete in this industry, our future products must apply and extend our current technology, as well as keep pace with new technology developments. Factors which impact our ability to compete include:

•	rapid development of tape drive technologies;
•	customer and OEM adoption of VXA technology and our LTO automation products;
•	compatibility of tape drives to other data storage products;
•	data storage density and transfer rate;
•	customer confidence and familiarity with our products and technologies;
•	product reliability; and
•	price.

If any new technology provides users with similar or increased benefits than tape, tape technology could become obsolete.

Our proprietary rights may not be fully protected.

Although we file patent applications for our products when appropriate, patents may not result from these applications, or they may not be broad enough to protect our technology. Other parties may also challenge, invalidate or circumvent our patents. Occasionally, third parties ask us to indemnify them from infringement claims and defending these infringement claims may result in long and costly litigation, which could potentially invalidate a patent. We may attempt to secure a license from third parties to protect our technology but cannot assure that we would succeed. Much of our third party manufacturing utilizes proprietary technology, and we may extend licenses of this technology to our third party manufacturers. However, we cannot assure that our third party manufacturers will adhere to the limitations or confidentiality restrictions of their license. Also, laws in foreign jurisdictions may not fully protect our intellectual property rights, which, in turn, may adversely affect our ability to use such technology and our results of operations.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our Common Stock by the selling stockholders.

Selling Security Holders

Sellers and Beneficial Ownership

The table on page 16 below sets forth the number of shares of Common Stock that may be offered from time to time by each selling stockholder pursuant to this prospectus upon conversion of Series AA shares, receipt of dividends in common stock or exercise of warrants. The number of shares are as of May 1, 2006. The table also shows the number of shares of Common Stock beneficially owned by each selling stockholder and the number of shares of Common Stock that would be beneficially owned by a selling stockholder if that selling stockholder sells all of the shares of Common Stock offered by that selling stockholder under this prospectus.

Each selling stockholder named below, any pledgee or donee of the selling stockholder, and any person who may purchase shares covered by this prospectus from the selling stockholder in a private transaction in which the selling stockholder’s registration rights are assigned to the person, are referred to in this prospectus as “selling stockholders.”

Each of the selling stockholders will determine the number of shares that may be sold by the selling stockholder. The selling stockholders may sell all, some, or none of the shares that are subject to sale pursuant to this prospectus. The selling stockholders may sell, transfer, or otherwise dispose of, at any time or from time to time, shares of stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. We cannot provide you with an estimate of the number of shares that a selling stockholder will hold in the future or upon the termination of the offering. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options or conversion rights that are currently exercisable or exercisable within 60 days after March 31, 2005 are considered to be outstanding and to be beneficially owned by the person holding the options or conversion rights for the purpose of computing the percentage ownership of a person in the table, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Material relationships between the Company and Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P., Millennial Holdings LLC, The Millennial Fund and The Tankersley Family Limited partnership are described in the “Directors and Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” sections of this prospectus.

C.E. Unterberg, Towbin is a registered broker-dealer, but is not acting as an underwriter in the offering of shares covered by this prospectus. C.E. Unterberg, Towbin has indicated to the Company that, at the time it received its shares and warrants from the Company as compensation for its placement services, it had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of such securities.

Of the following Selling Stockholders listed in the table below, Thomas Unterberg, Crestview Capital Master, LLC, Enable Growth Partners, SF Capital Partners Ltd., are affiliates of broker-dealers but have indicated to the Company that each acquired the Series AA Shares in the ordinary course of business, and at the time of the acquisition of the Series AA Shares, had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Following is a description of material transactions and relationships between the Company and each of the selling stockholders during the past three years. The following description of the Series AA Shares and transactions is qualified by reference to the transaction documents attached as exhibits, which are incorporated herein by reference. Stockholders desiring a more complete understanding of these securities and the transaction are urged to review all of the attached exhibits.

Bank Guarantees

In April 2003, the Company entered into a Third Modification Agreement of its line of credit agreement with Silicon Valley Bank (“SVB”). In connection with the Third Modification, SVB notified the Company that it was in an “over advance” state with respect to its line of credit, and that, in order for SVB to continue to allow the Company to borrow under the line, the Company was required to cause Tom Ward, the Company’s Chief Executive Officer, and Meritage Private Equity Funds, L.P., a significant beneficial owner (together the “Guarantors”), to guarantee up to a maximum of $2,500,000 (with Mr. Ward and Meritage guaranteeing 10% and 90%, respectively, of the amount) for advances in excess of the Company’s credit limit (the “Guaranties”). The Company, through an independent committee of its Board, negotiated agreements with the Guarantors, whereby the Guarantors agreed to such a guarantee in exchange for a specific number of shares of the Company’s common stock, as discussed below. In addition, SVB required that each of the Guarantors enter into a subordination agreement whereby each Guarantor agreed to subordinate to SVB: (1) all of the Company’s present and future indebtedness and obligations to the Guarantor; and (2) all of the Guarantor’s present and future security interests in the Company’s assets and property.

Additional guaranties for $250,000 of excess borrowings from other guarantors were obtained in July 2003 under similar terms.

As consideration for the Guaranties, the Company issued to the Guarantors (pro-rata) 2,500,000 shares of its common stock on April 21, 2003, 1,250,000 shares on July 15, 2003, 250,000 shares on July 18, 2003, 879,325 shares on September 15, 2003, 125,000 shares on October 18, 2003, and 370,675 shares on March 11, 2004. The Company determined the fair value of all of the shares based on the market price of the Company’s stock on the date the shares were earned by the Guarantors, and recorded $10,146,000 of stock-based interest expense during 2003. All of the Guaranties were terminated in November 2003. The excess borrowing availability was substantially utilized by the Company during the period of time that the Guaranties were in effect.

Issuance of Convertible Notes

On October 31, 2005, the following selling stockholders purchased the principal amount of 10% Secured Convertible Subordinated Notes (“Subordinated Notes”) and warrants following their name, pursuant to a purchase agreement, as described below:

Name	Convertible Notes	Common Shares Underlying Warrants
Crestview Capital Master LLC	$500,000	250,000
Enable Growth Partners	$400,000	200,000
Gruber & McBaine International	$71,999	36,000
Jon D. and Linda W. Gruber Trust	$99,998	49,999
Lagunitas Partners L.P.	$328,001	164,001
Islandia L.P.	$800,000	400,000
Meritage Entrepreneurs Fund, L.P.	$64,000	32,000
Meritage Private Equity Fund, L.P.	$3,507,000	1,753,500
Meritage Private Equity Parallel Fund, L.P.	$429,000	214,500
Midsummer Investment, Ltd.	$1,200,000	600,000
Valley Ventures III, L.P.	$50,000	25,000

On October 31, 2005, Exabyte entered into a purchase agreement pursuant to which the Company issued and sold to the purchasers in a private placement $9,550,000 of Convertible Notes and warrants to purchase in the aggregate 4,775,000 shares of Common Stock. Participants in the financing included a group of institutional investors and existing Exabyte shareholders.

The Convertible Notes are convertible into shares of the Company’s common stock at $1.80 per share. The warrants to purchase common stock expire after five years and have an exercise price of $1.80 per common share. The conversion and exercise prices are subject to certain anti-dilution adjustments.

The common stock that may be issued upon conversion of the Convertible Notes, exercise of the related warrants and as payment of interest on the Convertible Notes has been registered for resale separately on Registration No. 333- 130155 and is not included in this registration statement.

Amendment of Media Distribution Agreement and Issuance of Common Stock and Warrants

On October 31, 2005, the Company entered into an amendment (the Amendment) of the MDA between the Company and Imation dated November 7, 2003. The MDA granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media in exchange for a fee of $18,500,000, which was received by the Company in December 2003. The MDA provided for discounted sales prices to Imation, such that Imation was able to obtain a gross margin of at least 25% on sales to third parties.

The Amendment provides that the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter.

As consideration for the revision of the gross margin and to adjust the initial distribution fee, the Company agreed to provide the following consideration to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock of the Company at $1.80 per share as adjusted; and (3) a $2,000,000 cash payment or credit (at the option of the Company) to be applied against product purchases by Imation subsequent to January 1, 2006. The exercise price of the Imation warrant is subject to the same anti-dilution adjustments as included in the warrants issued with the Convertible Notes. In addition, in connection with the Amendment, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, the Company granted Imation a security position in substantially all of the Company’s assets, subordinated to the security interests of, and indebtedness of the Company to, Wells Fargo and the Convertible Notes. The $5,000,000 note is subject to mandatory full or partial prepayment should the Company complete a future financing for specified amounts prior to the scheduled repayment term.

Events of Default under the Imation notes include, among others, a material default under the MDA not cured within the permitted time and a failure to make payment of principal or interest within five days of the due date.

In connection with the Amendment, the Company is required to use its best efforts to register for resale the common shares issue to Imation, and the common shares issuable upon exercise of the warrants, with the Securities and Exchange Commission, and maintain such registration until shares are sold or can be freely resold under an applicable SEC rule. These shares have been registered for resale separately on Registration No. 333- 130155 and are not included in this registration statement.

Series AA Issuance, Exchange and Related Terms

On May 3, 2004, the following related parties purchased the number of shares of Series AA preferred stock and warrants following their name pursuant to the Purchase Agreement as described below:

Name	Series AA Shares	Common Shares Underlying Warrants
Meritage Entrepreneurs Fund, L.P.	80	24,000
Meritage Private Equity Fund, L.P.	4,384	1,315,200
Meritage Private Equity Parallel Fund, L.P.	536	160,800
The Millennial Fund	50	15,000
Millennial Holdings LLC	100	30,000
Tankersley Family Limited Partnership	50	15,000

On April 30, 2004, Exabyte entered into the Purchase Agreement pursuant to which the Company issued and sold to the purchasers in a private placement (a) 25,000 shares of Series AA preferred stock of the Company and (b) warrants to purchase in the aggregate 750,000 shares of Common Stock. The Company received in the aggregate net proceeds of $23.6 million from this financing on May 3, 2004. Participants in the financing included a group of institutional investors and existing Exabyte shareholders.

The Series AA preferred shares were priced at $1,000 per share and are convertible into 556 Common shares at $1.80 per share (as adjusted). The warrants to purchase Common Stock expire after five years and carry an adjusted exercise price of $1.80 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments.

In connection with the sale of the Convertible Notes, the conversion and exercise price of the Series AA preferred stock and warrants was adjusted to the conversion price of the Convertible Notes, or $1.80 per share.

(1)	Series AA Exchange

In conjunction with the Purchase Agreement, the Company also entered into Exchange Agreements with all of the then existing holders of the Company’s Series H and Series I preferred stock, pursuant to which such holders exchanged their preferred shares for Series AA preferred shares. The Series H preferred shares were converted into Series AA preferred shares on a one share for one share basis. The Series I preferred shares were converted as follows: one Series AA preferred share for each share of Common Stock the Series I holder would have received upon conversion, including the accrual of all dividends on the Series I shares through December 31, 2004. Under the Exchange Agreements, the Company issued a total of 19,909 Series AA Shares and warrants to purchase 597,271 shares of Common Stock. These warrants have the same terms as those issued to the Purchasers.

The following related parties exchanged the number of shares indicated with the Company:

Party	Series H Shares Exchanged	Series I Shares Exchanged	Series AA Shares Received
Meritage Private Equity Fund, L.P.	3,896,890	2,411,200	13,736.000
Meritage Private Equity Parallel Fund, L.P.	476,444	294,800	1,679.345
Meritage Entrepreneurs Fund, L.P.	71,111	44,000	250.649
Millenial Holdings LLC	76,881	46,758	281.226
The Millenial Fund	21,773	13,242	101.000
Tankersley Family Limited Partnership	32,884	20,000	127.516
Tom W. Ward		1,320,000	2,945.717

(2)	Terms of the Series AA
(a)	Dividends

Holders of Series AA Shares are entitled to receive cumulative dividends on the Series AA Shares at the rate per share of 5% per annum until the fourth anniversary of the original issue date, 8% per annum from the fourth anniversary of the original issue date until the fifth anniversary of the original issue date, 10% per annum from the fifth anniversary of the original issue date until the sixth anniversary of the original issue date and 12% per annum thereafter, payable quarterly and on any conversion date or redemption date. The first dividend payment date was September 1, 2004.

The Company is required to pay dividends in cash or Common Stock depending on whether funds are legally and contractually available for the payment of dividends and certain equity conditions are met. A detailed description of the dividend payment option is described in “Market Price of and Dividends on Exabyte’s Common Equity and Related Stockholder Matters” below.

(b)	Forced Conversion and Conversion Limitations

Upon the market price of the Company’s shares achieving specified levels and compliance with other requirements, the Company has the right to force holders of Series AA Shares to convert their shares into Common Stock, except that, if a holder has voluntarily elected to limit its beneficial ownership amount, the Company may not force a conversion. If the volume weighted average price, called the VWAP, for 20 consecutive trading days exceeds $4.00 (subject to adjustment for reverse and forward stock splits, stock dividends and other similar transactions) during the four year period following the original issue date or $3.00 (subject to the same adjustments noted above) during the period beginning on the four year anniversary of the original issue date until there are no longer any Series AA Shares outstanding, the Company may force the holders to convert all or part of the then outstanding shares of Series AA Shares. The Company may only effect such a forced conversion if all of the Equity Conditions (defined below in “Market Price of and Dividends on Exabyte’s Common Equity and Related Stockholder Matters”) have been met. If a holder has voluntarily elected to limit its beneficial ownership amount, the Company may only force such a holder to convert that number of shares that would result in such holder owning 9.99% of the Company’s outstanding Common Stock, after giving effect to such conversion. If Series AA Shares remain outstanding as a result of such voluntary election to limit beneficial ownership, the Company may force conversion of such Series AA Shares up to the 9.99% limitation on each 75th day anniversary of the date that notice of the Company’s forced conversion is sent to holders of Series AA Shares. Under the terms of the Series AA Shares, each such limited holder must us its best efforts to reduce its beneficial ownership of Common Stock to enable all of its remaining unconverted Series AA Shares to be converted on the next 75th day anniversary of the forced conversion notice.

(c)	Voting Rights

Unless otherwise required by law, the Series AA Shares have no voting rights. However, so long as any Series AA Shares are outstanding, the Company may not, without the affirmative vote of each of the holders of Series AA Shares holding at least 1,000 Series AA Shares then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series AA Shares or alter or amend the Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation senior to or otherwise pari passu with the Series AA Shares, (c) amend the Company’s certificate of incorporation or other charter documents so as to affect adversely any rights of the holders of Series AA Shares, (d) increase the authorized number of shares of Series AA Shares, or (e) enter into any agreement with respect to the foregoing.

(d)	Liquidation

Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of Series AA Shares are entitled to receive out of the assets of the Company for each Series AA Share an amount equal to the stated value per share plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment may be made to the holders of any Junior Securities. If the assets of the Company are insufficient to pay in full such amounts, then the entire assets to be distributed will be distributed among the holders of Series AA Shares ratably.

(e)	Redemption

Upon the occurrence of certain triggering events, holders of the Series AA Shares have the right, exercisable at the sole option of such holder to cause the Company to redeem the Series AA Shares. With respect to certain triggering events (described below and all of which are conditional and under the sole control of the Company) the holders may require the Company to redeem all of the Series AA Shares then held by such holder for a redemption price, in cash, equal to the Triggering Redemption Amount. With respect to other triggering events the Company has the option to either (A) convert all of the Series AA Shares then held by such holder into a number of shares of Common Stock equal to the Triggering Redemption Amount divided by 80% (except that, if the shares issued are registered for resale, 90%) of the average of the VWAP for the 10 days immediately prior to the date of such election or (B) increase the dividend on all of the outstanding Series AA Shares held by such holder to equal 12% per annum thereafter.

The triggering events that permit holders to require the Company to redeem Series AA Shares are:

•

with respect to a holder, The Company’s failure to deliver certificates for the Common Stock received upon conversion of the Series AA Shares within 10 trading after the required delivery date, or the Company giving written notice of its intention not to comply with requests for conversion;

•

with respect to a holder, if the Company fails to pay the full amount of cash due pursuant to a Buy-In (which occurs if the Company fails to deliver certificates for shares received upon conversion and a holder is forced to purchase Common Stock in an open market transaction, or otherwise, in order to deliver such shares in satisfaction of a sale by such holder) within 10 days after notice thereof, or if the Company fails to pay all amounts owed to a holder on account of an Event (which concerns various ways in which the Company may fail to have an effective registration statement covering the shares which are the subject of this Prospectus) within five days of the due date of such amount;

•

with respect to a holder, if the Company fails to observe or perform or otherwise breaches any agreement, covenant or warranty contained in the Purchase Agreement or any agreements entered into in connection with the Purchase Agreement, in any case that materially and adversely affects the holder, following a 30-day cure period;

•	the Company redeems more than a de minimus number of junior securities;
•	a voluntary Bankruptcy Event occurs; or

•

the Company fails to submit an application to list the Common Stock on an alternative Trading Market within 10 days of the Common Stock failing to be listed or quoted for trading on any Trading Market for more than 25 consecutive trading days, or the failure of the Company to use commercially reasonable efforts to obtain such listing after the application is filed with an alternative Trading Market.

The triggering events that require the Company to either convert the Series AA Shares or increase the dividend payments with respect to the Series AA Shares of a holder are:

•	the failure to have an effective registration statement covering the shares issuable upon conversion of the Series AA Shares within 240 days after the original issue date of the Series AA Shares;
•

a lapse in effectiveness of the Registration Statement for more than an aggregate of 90 calendar days during any 12 month period or the holder being prohibited from reselling its securities that are included in the Prospectus for more than an aggregate of 90 calendar days during any 12 month period (which in either case need not be consecutive calendar days);

•	the failure of the Company to have a sufficient number of authorized and unreserved shares of Common Stock to issue upon conversion of the Series AA Shares;
•	an involuntary Bankruptcy Event occurs;
•	the Common Stock fails to be listed or quoted for trading on any Trading Market for more than 25 consecutive trading days; or
•

the Company becomes a party to a change of control transaction that is not a merger, sale of substantially all assets or reclassification or exchange of the Common Stock in which there is a successor to the Company or the Company is the surviving entity immediately following such transaction.

(f)	Registration Rights

The Purchasers of Series AA Shares entered into the Registration Rights Agreement with the Company pursuant to which the Company is required to register the Purchaser’s Series AA Shares for resale with the Securities and Exchange Commission and maintain such registration until shares are sold or can be freely resold under an applicable SEC rule. The Company was required to pay liquidated damages if the Registration Statement is not effective by the 120th day following the closing for the sale of the Series AA Shares and upon the occurrence of certain other events. Such registration statement was declared effective on August 27, 2004.

Selling Stockholder Beneficial Ownership Of Common Stock

Selling Stockholder (5)	Common Stock Owned Before Offering (1)	Common Stock To Be Offered (2)	Common Stock Owned After Offering	Common Stock Ownership After Offering (%) (3)
Builder Investment Partnership	215,149	60,984	154,165	1.06%
Crestview Capital Master, LLC	1,602,549	932,096	670,453	4.34%
Enable Growth Partners	753,735	310,698	443,037	2.96%
Jon D. Gruber & Linda W. Gruber	198,372	86,994	111,378	*
Gruber & McBaine International	189,355	106,114	83,241	*
Hexagon Investments, LLC	767,966	621,397	146,569	*
Islandia L.P.	4,212,798	3,106,988	1,105,810	4.99%	**
Lagunitas Partners L.P.	793,142	418,361	374,781	2.49%
Langley Partners, L.P.	325,743	304,928	20,815	*
Meritage Entrepreneurs Fund, L.P.	313,733	155,751	157,982	1.07%
Meritage Private Equity Fund, L.P.	17,268,460	8,535,238	8,733,222	48.05%
Meritage Private Equity Parallel Fund, L.P.	2,111,524	1,043,540	1,067,984	7.07%
Midsummer Investment, Ltd.	5,175,638	3,659,127	1,516,511	4.99%	**
The Millennial Fund	37,150	31,069	6,081	*
Millennial Holdings LLC	78,624	62,139	16,485	*
Omicron Master Trust	994,554	932,096	62,458	*
SF Capital Partners Ltd.	673,673	621,397	52,276	*
Tankersley Family Limited Partnership	39,326	31,069	8,257	*
Turkel Investments FBO Donald Wright	33,313	31,069	2,244	*
Turkel Partners, L.P.	161,623	155,348	6,275	*
Thomas I. Unterberg	99,452	93,209	6,243	*
Valley Ventures II, L.P.	250,299	155,348	94,951	*
Valley Ventures III, L.P.	722,179	621,397	100,782	*
C.E. Unterberg, Towbin	34,900	34,900	0	*
		22,111,257
Common shares received upon payment of dividends and disposed of		86,109
Additional shares based on 120% of shares initially registered (4)		4,439,473
TOTAL		26,636,839

*	Less than one percent
**

In accordance with the provisions of the Series AA Certificate of Designation and the Convertible Note, Islandia L.P. and Midsummer Investment, Ltd. have elected to limit their beneficial ownership to no more than 4.99%.

(1)

Includes common shares owned, common shares to be received upon conversion of outstanding Series AA Preferred Stock and Convertible Notes, shares issuable upon exercise of the warrants received in connection with the Series AA and Convertible Notes transactions, shares received as payment of dividends on Series AA shares through March 1, 2006 and not disposed of prior to that date, and shares to be received as payment of interest on the Convertible Notes.

(2)	Includes the following common shares underlying the conversion of Series AA Preferred Stock:

Investor Name	Common Shares Issuable upon Conversion of AA Preferred Shares
Builder Investment Partnership	55,555
Crestview Capital Master, LLC	833,333
Enable Growth Partners	277,777
Gruber & McBaine International	96,666
Hexagon Investments, LLC	555,555
Islandia L.P.	2,777,777
Jon D. Gruber & Linda N. Gruber	77,777
Lagunitas Partners, L.P.	381,111
Langley Partners, L.P.	277,777
Meritage Entrepreneurs Fund, L.P.	139,249
Meritage Private Equity Fund, L.P.	7,630,859
Meritage Private Equity Parallel Fund, L.P.	932,969
Midsummer Investment, Ltd.	3,333,333
Millennial Holdings LLC	55,555
Omicron Master Trust	833,333
SF Capital Partners Ltd.	555,555
Tankersley Family Limited Partnership	27,777
The Millennial Fund	27,777
Tom I. Unterberg	83,333
Turkel Investments FBO Donald Wright	27,777
Turkel Partners, L.P.	138,888
C.E. Unterberg, Towbin	0
Valley Ventures II, L.P.	138,888
Valley Ventures III, L.P.	555,555
TOTAL	19,814,176

Includes the following common shares underlying the exercise of warrants issued pursuant to the Series AA Purchase Agreement:

Investor Name	Common Shares Underlying Warrants
Builder Investment Partnership	3,000
Crestview Capital Master, LLC	45,000
Enable Growth Partners	15,000
Gruber & McBaine International	5,220
Hexagon Investments, LLC	30,000
Islandia L.P.	150,000
Jon D. Gruber & Linda N. Gruber	4,200
Lagunitas Partners, L.P.	20,580
Langley Partners, L.P.	15,000
Meritage Entrepreneurs Fund, L.P.	7,519
Meritage Private Equity Fund, L.P.	412,066
Meritage Private Equity Parallel Fund, L.P.	50,380
Midsummer Investment, Ltd.	180,000
Millennial Holdings LLC	3,000
Omicron Master Trust	45,000
SF Capital Partners Ltd.	30,000
Tankersley Family Limited Partnership	1,500
The Millennial Fund	1,500
Tom I. Unterberg	4,500
Turkel Investments FBO Donald Wright	1,500
Turkel Partners, L.P.	7,500
C.E. Unterberg, Towbin	34,900

Valley Ventures II, L.P.	7,500
Valley Ventures III, L.P.	30,000
TOTAL	1,104,865

Includes the following common shares issuable upon the payment of dividends for a four-year period, assuming a 5% interest rate and issuance of common stock at $5.58 per share, less shares received upon payment of dividends and disposed of under this Prospectus:

Investor Name	Common Shares Issuable upon Payment of Dividends	Common Shares Received upon Payment of Dividends and Disposed of	TOTAL
Builder Investment Partnership	3,584	1,155	2,429
Crestview Capital Master, LLC	53,763	0	53,763
Enable Growth Partners	17,921	0	17,921
Jon D. Gruber & Linda N. Gruber	5,017	0	5,017
Gruber & McBaine International	6,236	2,008	4,228
Hexagon Investments, LLC	35,842	0	35,842
Islandia L.P.	179,211	0	179,211
Lagunitas Partners, L.P.	24,587	7,917	16,670
Langley Partners, L.P.	17,921	5,770	12,151
Meritage Entrepreneurs Fund, L.P.	8,983	0	8,983
Meritage Private Equity Fund, L.P.	492,313	0	492,313
Meritage Private Equity Parallel Fund, L.P.	60,191	0	60,191
Midsummer Investment, Ltd.	215,053	69,259	145,794
The Millennial Fund	1,792	0	1,792
Millennial Holdings LLC	3,584	0	3,584
Omicron Master Trust	53,763	0	53,763
SF Capital Partners Ltd.	35,842	0	35,842
Tankersley Family Limited Partnership	1,792	0	1,792
Turkel Investments FBO Donald Wright	1,792	0	1,792
Turkel Partners, L.P.	8,960	0	8,960
Tom I. Unterberg	5,376	0	5,376
Valley Ventures II, L.P.	8,960	0	8,960
Valley Ventures III, L.P.	35,842	0	35,842
C.E. Unterberg, Towbin	0	0	0
TOTAL	1,278,325	86,109	1,192,216

All common stock underlying the Series AA preferred shares and common stock purchase warrants received in this exchange by former Series H and I holders who may be considered affiliates and therefore are not able to utilize SEC Rule 144(k) for resales (i.e., Meritage Equity Fund, L.P., Meritage Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P.) are included in the shares offered.

(3)

Assumes, for a selling stockholder, only the acquisition and sale by the selling stockholder of all shares offered by the selling stockholder. There can be no assurance that any of the shares offered hereby will be sold.

(4)

In accordance with the Registration Rights Agreement dated May 3, 2004, among the Company and the purchasers of Series AA preferred shares, the Company is registering 120% of the securities initially registered listed in the table above which is 4,439,473 in excess of the total shares of common stock offered as shown in the table, for a total of 26,636,839 shares. If any of these additional shares are issued to any selling security holders, such additional shares will be shown in a supplement to this prospectus.

(5)	The following natural persons exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by the respective selling stockholders:

Selling Stockholder	Persons with Power to Exercise Voting/Dispositive Power
Builder Investment Partnership	Allen A. Builder
C.E. Unterberg, Towbin	Thomas I. Unterberg
Crestview Capital Master, LLC	Stewart Flink
Enable Growth Partners	Mitch Levine
Gruber & McBaine International	Jon D. Gruber
J. Patterson McBaine
Hexagon Investments, LLC	Scott J. Reiman
Roy J. Reiman
Michael J. Hipp
Brian F. Fleischmann
Islanda, L.P.	Richard O. Berner
Thomas R. Berner
Edgar R. Berner
Lagunitas Partners, L.P.	Jon D. Gruber
J. Patterson McBaine
Langley Partners, L.P.	Jeffrey Thorp
Meritage Enterpreneurs Fund, L.P.	See explanation below in this note
Meritage Private Equity Fund, L.P.	See explanation below in this note
Meritage Private Equity Parallel Fund, L.P.	See explanation below in this note
Midsummer Investment, Ltd.	See explanation below in this note
Millennial Holdings LLC	G. Jackson Tankersley, Jr.
Omicron Master Trust	See explanation below in this note
SF Capital Partners Ltd.	Michael A. Roth
Brian J. Stark
Tankersley Family Limited Partnership	See explanation below in this note
The Millenial Fund	See explanation below in this note
Turkel Investments FOB Donald Wright	Scott Turkel
Turkel Partners, L.P.	Scott Turkel
Valley Ventures II, L.P.	John M. Holliman, III
Greg E. Adkin
Valley Ventures III, L.P.	Lawrence J. Aldrich

Meritage Investment Partners, LLC is the general partner of each of Meritage Entrepreneurs Fund, L.P., Meritage Private Equity Fund, L.P., and Meritage Private Equity Parallel Fund, L.P. (collectively, the “Meritage Funds”) and may be deemed to have voting and dispositive power over the shares which may be offered for sale by the Meritage Funds. G. Jackson Tankersley, Jr. and Laura I. Beller are the Managing Members of Meritage Investment Partners, LLC and may be deemed to share voting and dispositive power over such shares but disclaim beneficial ownership of such shares.

Midsummer Capital, LLC is the investment advisor to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment, Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Michel Amsalem and Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of our Common Stock owned by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our Common Stock held by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI maybe deemed to share dispositive power over the shares of our Common Stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our Common Stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our Common Stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of Common Stock owned by Omicron and, as of the date of the information set forth in the table above, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of Common Stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our Common Stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our Common Stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our Common Stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

G. Jackson Tankersley, Jr. is the managing member of Millennial Holdings LLC and sole general partner of Tankersley Family Limited Partnership and may be deemed to possess voting and dispositive power over shares held by such entities. Mr. Tankersley disclaims beneficial ownership of all such shares. The Millennial Fund is not a separate legal entity, and Mr. Tankersley is the direct beneficial of all shares held in that name.

Plan Of Distribution

Each selling stockholder of Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the Over-the-Counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed, prevailing or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale of the securities covered by this prospectus.

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or to contribute with respect to payments in connection with such liabilities.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the securities pursuant to the prospectus to which this prospectus relates. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Description Of Securities To Be Registered

Authorized Capital Stock and Reverse Stock Split

Our restated certificate of incorporation provides for authorized capital stock of 350,000,000 shares of Common Stock, $.001 par value, and 30,000,000 shares of preferred stock, $.001 par value.

Effective for trading on October 31, 2005, we effected a reverse stock split whereby every ten shares of common stock outstanding before the split was combined into one share of outstanding common stock after the split. The reverse split was necessitated by the sale of the Convertible Notes and warrants. The authority to effect such reverse split was granted by our shareholders on July 29, 2005, and the split was subsequently adopted by our Board of Directors in October 2005.

Common Stock

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of holders of preferred stock of any series as may be designated by the board of directors upon any issuances of the preferred stock of any series.

Holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders, including the election of directors. There is no cumulative voting, and holders of the Common Stock do not have preemptive rights.

Dividends may be declared and paid on the Common Stock from funds lawfully available therefore as and when determined by the board of directors and subject to any preferential dividend rights of any then outstanding preferred stock. For information on prohibitions on the payment of dividends on the Common Stock included in debt covenants, see “Market Price of and Dividends on Exabyte’s Common Equity and Related Stockholder Matters.”

Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Company available for distribution, subject to any preferential rights of any then outstanding preferred stock.

Preferred Stock

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We have issued and outstanding as of the date of this Prospectus 44,909.063 shares Series AA convertible preferred stock.

Convertible Notes

The Convertible Notes (and warrants) were purchased at the dollar amount of the Convertible Notes and are convertible into 556 Common shares at $1.80 per share, as adjusted. The warrants to purchase Common Stock expire after five years from November 1, 2005 and carry an exercise price of $1.80 per Common share, as adjusted. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of Common Stock or rights to acquire Common Stock below the conversion and exercise prices in effect.

(a)	Interest

Holders of Convertible Notes are entitled to receive interest at the rate of 10% per annum. The first interest payment date is June 1, 2006.

Interest is payable quarterly in shares of Common Stock. For purposes of interest payments, Common shares will be valued at 90% or 80% (depending on certain Equity Conditions, as described below) of the average of the daily VWAPs for the 20 days immediately prior to the Interest Payment Date. If the applicable Equity Conditions are not satisfied or waived, interest continues to accrue (compounded quarterly on payment dates) until the next interest payment date on which the applicable Equity Conditions have been satisfied or waived. Accrued interest is paid in cash in connection with any repayment of the Notes. During the continuation of an Event of Default, interest accrues at a rate of 20% per annum.

Accrued interest shall be paid based on 90% of the volume weighted average price of our Common Stock for the 20 days immediately prior to the dividend payment date, if the following Equity Conditions have been met:

1.

(i) there is an effective registration statement for the resale of the Common Stock received pursuant to the conversion of the Convertible Notes, exercise of the related warrants or payment of interest or (ii) a holder of the Convertible Notes may sell all of the Common Stock received pursuant to conversion of the Convertible Notes, exercise of the related warrants or payment of interest under Rule 144(k) without volume restrictions;

2.	the Common Stock is listed for trading on the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the OTC Bulletin Board;
3.	there is a sufficient number of authorized but unissued shares of Common Stock for conversion of the Convertible Notes, exercise of the related warrants or payment of interest; and
4.

conversion of the Convertible Notes, exercise of the related warrants or payment of interest will not result in a holder of Series AA preferred stock who has elected to not beneficially own more than 4.99% of our outstanding Common Stock calculated in accordance with Section 13(d) of the Exchange Act, exceeding this limitation.

Any interest payment not made within three trading days following an interest payment date results in a late fee of 12% per annum through the date of payment.

(b)	Forced Conversion and Conversion Limitations

Upon the market price of the Company’s shares achieving specified levels and compliance with other requirements, the Company has the right to force holders of Convertible Notes to convert their notes into Common Stock, except that, if a holder has voluntarily elected to limit its beneficial ownership amount, the Company may not force a conversion. If the VWAP, for 20 consecutive trading days, exceeds $40.00 (subject to adjustment for reverse and forward stock splits, stock dividends and other similar transactions) during the period from the original issue date to May 31, 2008, or $30.00 (subject to the same adjustments noted above) during the period subsequent to May 31, 2008 to the maturity date of the Convertible Notes, the Company may force the note holders to convert all or part of the then outstanding Convertible Notes. The Company may only effect such a forced conversion if all of the Equity Conditions have been met. If a note holder has voluntarily elected to limit its beneficial ownership amount, the Company may only force such a note holder to convert that number of notes that would result in such note holder owning 9.99% of the Company’s outstanding Common Stock, after giving effect to such conversion. If Convertible Notes remain outstanding as a result of such voluntary election to limit beneficial ownership, the Company may force conversion of such Convertible Notes up to the 9.99% limitation on each 75th day anniversary of the date that notice of the Company’s forced conversion is sent to holders of Convertible Notes. Under the terms of the Convertible Notes, each such limited note holder must use its best efforts to reduce its beneficial ownership of Common Stock to enable all of its remaining unconverted Convertible Notes to be converted on the next 75th day anniversary of the forced conversion notice.

(c)	Security and Subordination

The Convertible Notes are secured be a pledge of substantially all of the Company’s assets and are subordinated to the security interest and indebtedness of the Company under the Company’s Credit and Security Agreement (Credit Agreement) with Wells Fargo Bank (as successor to Wells Fargo Business Credit, Inc.) (Wells Fargo) as provided in the terms and conditions of the Intercreditor and Subordination Agreement among Wells Fargo, the purchasers of the Convertible Notes and Imation.

(d)	Prepayment

The Convertible Notes may be prepaid in whole but not in part at any time prior to maturity. However, if (a) the Convertible Notes are prepaid during the continuation of an Event of Default, whether following acceleration or otherwise, including as an Event of Default a change in control, (b) the Equity Conditions are not met continuously during ten trading days preceding the date of prepayment or repayment, or (c) the prepayment or repayment is made in connection with a Fundamental Transaction (which includes certain mergers or a sale of substantially all assets), then in each case the Company is obligated to pay a Default Premium in cash. The Default Premium is an amount equal to the greater of 20% of the principal amount of the Convertible Notes then outstanding, or the excess over the principal amount of the Convertible Notes of the product of the VWAP on the trading day preceding the payment or prepayment, multiplied by the number of Common shares issuable upon conversion of the Convertible Notes.

(e)	Covenants and Events of Default

Under the terms of the Convertible Note, the Company is subject to a number of covenants. Without the consent of the Required Holders (holders of two-thirds in principal amount of the outstanding Convertible Notes), the Company may not, among other things, effect a merger where less than a majority of the surviving entities’ combined voting power will be held by stockholders of the Company, effect a sale of 33% or more of the Company’s assets outside the ordinary course of business, incur any indebtedness for borrowed money that is not expressly subordinated to the Convertible Notes other than senior indebtedness to Wells Fargo and any subsequent refinancing thereof not to exceed $40.0 million, prepay any indebtedness for borrowed moneys or purchase or pay any dividends on any equity of the Company other than dividends on Series AA Convertible Preferred Stock payable in Common Stock. The Securities Purchase Agreement for the Convertible Notes and related warrants also contain covenants including, among others, a requirement to use commercially reasonable efforts to file reports required to be filed under the Securities Exchange Act of 1934, to permit noteholders participation rights in future issuances of Common Stock or Common Stock Equivalents and certain limitations on future financings relating to a Variable Rate Transaction (prices that may vary in the future) or an MFN Transaction (granting certain rights to receive additional shares).

Any of the following events shall constitute an Event of Default:

•	the Company’s failure to pay any principal, accrued interest or premium (if applicable) evidenced by the Convertible Notes when due in accordance with the terms of the Convertible Notes;
•

the Company’s failure to comply with any other covenant or obligation arising under the Convertible Notes, the Purchase Agreement, the Security Agreement, the Registration Rights Agreement or the warrants issued pursuant to the Purchase Agreement that is not cured or waived within 20 days (or in some cases 30 days) after the occurrence of such failure;

•	the Company’s default under the terms of any other indebtedness that is not cured or waived within any grace period applicable thereto;
•

the failure to have an effective Registration Statement covering the common shares issuable upon conversion of the Convertible Notes and exercise of the related warrants, and payable for interest over the term of the Convertible Notes, within 180 days after the original issue date of the Convertible Notes;

•

a lapse in effectiveness of the Registration Statement for more than an aggregate of 90 calendar days during any 12 month period, or the note holder shall not be prohibited from reselling its securities that are included in the Registration Statement for more than an aggregate of 90 calendar days (which in either case need not be consecutive days) during any 12 month period;

•	the failure to have available a sufficient number of authorized and unreserved shares of Common Stock to issue to upon conversion of all outstanding Convertible Notes;
•	the Company’s common stock shall fail to be listed or quoted for trading on any trading market for more than 25 consecutive trading days;
•

the failure of the Company to submit an application to list the Common stock on an alternative trading market within 10 trading days of the Common Stock failing to be listed or quoted for trading on any trading market or failure of the Borrower to use commercially reasonable efforts to obtain such listing after the application is filed with an alternative trading market;

•	the occurrence of any change of control transaction; or
•	the occurrence of any bankruptcy event.

If an Event of Default shall occur and be continuing, the Required Holders may declare the Convertible Notes (together with all accrued interest and the Default Premium) to be immediately due and payable (except in the case of a bankruptcy event, in which case acceleration shall be automatic without any further action on the part of the holders of Convertible Notes.

(f)	Registration Rights

The Purchasers of the Convertible Notes entered into a Registration Rights Agreement with the Company, pursuant to which the Company is required to use its best efforts to register the Common shares issuable upon conversion of the Convertible Notes, exercise of the warrants, and payment of interest for the term of the Convertible Notes for resale with the Securities and Exchange Commission, and maintain such registration until shares are sold or can be freely resold under an applicable SEC rule. The Company must pay liquidated damages if the Registration Statement is not effective by the 150th day following the closing for the sale of the Convertible Notes and upon the occurrence of certain other events.

Warrants

We currently have outstanding warrants to purchase a total of 6,167,171 shares of Common Stock, of which 5,525,000 shares of underlying Common Stock are included in this prospectus. The warrants issued pursuant to the Series AA preferred transaction expire after five years from May 2004 and have an exercise price of $1.80 per Common share, as adjusted. The warrants issued in connection with the sale of the Convertible Notes expire after five years from November 1, 2005 and have an exercise price of $1.80 per share. The exercise prices of all of the warrants are subject to certain anti-dilution adjustments.

Staggered Board of Directors

We have a staggered board of directors that is divided into three classes. Directors serve for a term of three years each. A director may be removed for cause by a majority of all of the outstanding shares of capital stock entitled to vote generally in the election of directors. A director may only be removed without cause by holders of at least 66 2/3% of all of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Section 203 of the Delaware General Corporation Law

Our certificate of incorporation expressly states that we have elected to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination”, as defined in clause (c)(3) of that section, with an “interested stockholder”, as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

Stockholders Meetings

Only our Chairman of the Board, our President or a majority of our board of directors may call a special meeting of our stockholders.

No Action By Written Consent

Our certificate of incorporation prohibits our stockholders from taking any action by written consent in lieu of a meeting of stockholders.

Limitations on Liability of Officers and Directors

Our certificate of incorporation limits the monetary liability of directors to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”).

Article 5 of our by-laws provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The by-laws provide, however, that we are not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion.

In addition, we have entered into contractual agreements with all of our directors and executive officers whereby we agree to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by them by reason of the fact that they were directors or officers of Exabyte.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Change in Control

We have taken a number of actions that may deter a hostile takeover or delay or prevent a change in control, including the following:

•	classifying the board of directors into three classes;
•	authorizing a significant amount of common and preferred stock which we may issue without stockholder approval;
•	authorizing the board of directors to determine voting rights and other provisions of preferred stock;
•	requiring that stockholder action take place at a meeting of stockholders and not by written consent;
•	requiring advance notice of stockholder proposals and director nominations;
•	providing that only the board of directors may increase the authorized number of directors; and
•	requiring that only our Chairman of the Board, President or a majority of directors may call special stockholder meetings.

Information with Respect to Exabyte

Description of Business

Our Business

Exabyte was incorporated in June 1985 under the laws of Delaware. We provide innovative tape storage solutions to customers whose top buying criteria is value: maximum performance, density, quality, and ease-of-use at an affordable price. We offer tape storage, media and automation solutions for workstations, midrange servers and enterprise storage networks. We have a worldwide network of Original Equipment Manufacturers (“OEMs”), distributors and resellers that share our commitment to value and customer service, including partners such as IBM, Fujitsu Siemens Computers, Apple Computer, Tech Data, Imation, Ingram Micro and CDW.

Over the past 40 years, the decline of tape storage has been predicted countless times as new technologies have emerged for data backup applications. But each time, innovators in the tape storage industry have responded by developing and introducing technological advances that:

•	Increase the capacity and performance of tape storage products, and
•	Reduce the price of storage on tape compared to other media.

As a result of these innovations, tape has been extraordinarily resilient in surviving these challenges and remains an option for data backup for information technology managers.

We are managed by a team of executives with extensive experience leading innovation in the data storage industry and driving growth in technology companies. Details regarding our management team are provided herein.

Our Products

VXA Packet Technology

Our current technologies position us as an industry innovator. Leading the way is our Packet Technology, enabling VXA Packet drives, autoloaders, and tapes to read and write data in small, digital packets similar to the Internet, providing reliable restore integrity, higher transfer speeds and scalable tape capacities. VXA-320 Packet drives and autoloaders deliver transfer speeds up to 86GB (compressed11*) per hour, allowing network administrators to backup 320GB (compressed22*) of data (equal to one VXA-320 tape) in less than four hours. With PerfectWrite and 4-level Reed-Solomon Error Correction (explained in more detail below), VXA products have highly reliable restore capabilities.

With the exception of VXA Packet Drives, all production tape back-up systems in the world today (including DDS/DAT, DLT and AIT) utilize track-based tape technology that was invented decades ago and has not changed significantly since. Track based tape systems read and write data in long, narrow, sequential tracks. Track-based tape systems rely on an extremely tight head-to-tape alignment to write and to read the data off the tape. The allowable tolerance for head-to-tape alignment is microscopic—making these drives expensive to produce and more highly prone to errors.

A “tracking” tape drive reads data from a tape by tracing the outline of each individual narrow track in sequential order. If the track becomes distorted or if the angle of the track differs from the angle of the path of the Read head by even a microscopic amount, a Read Data Error occurs, and the data is lost. This can happen due to temperature changes, high humidity, tape stretch and wear, drive tension variations, and accumulated debris.

Track-based tape drives operate best at a constant tape speed and data transfer rate, while host systems rarely send or receive data at a fixed rate. Whenever data flow is interrupted, the drive must stop the tape, back it up, accelerate it to the appropriate speed, then resume the data transfer. This is known as back-hitching and results in significant wear to both the tape drive and the tape.

The cost of the intricate mechanisms required to maintain head-to-tape alignment is high and due to ever increasing data volumes, designers must devise ways to write narrower and narrower tracks. As a result, tracking tape systems are more vulnerable to restore errors and are more expensive.

VXA Packet Technology provides a digital solution to common problems associated with track-based tape technology. It is the only tape backup system that writes and reads in digital data packets—making data safer and offering a more economical total cost of ownership.

VXA Packet Technology breaks data into small data packets, each packet being assigned an individual address and an Error Correction Code (ECC). The packets are then written on the tape in strings of data. When reading the data, the VXA drive does not need to sequentially trace tiny track geometries. Instead, it uses all four heads to completely scan the surface of the tape. This technique allows the VXA drive to read data packets with multiple scans (over-scanning), ensuring that each packet is easily read no matter where it is on the tape. The geometry of packet sections and variation in section pitch are insignificant because every packet will be read, regardless of where it lies on the tape surface. This technique is especially valuable when the tape has been damaged or when reading a tape in one VXA drive that was written by another VXA drive. Even if a tape is badly damaged, VXA Packet Drives can usually restore the data because packets can be collected and assembled from any location and in any order.

VXA Packet Drive’s variable speed function enables it to adjust the tape speed to match the in-coming data transfer rate of the host. This feature means the VXA Packet Drive is the first tape drive to eliminate back-hitching and the delays and media wear associated with it. Eliminating back-hitching also reduces wear on the drive mechanism and the tapes which leads to a higher level of data restore and reliability.

The VXA Packet Drive can vary the tape speed to the rate at which the host receives or sends data. When the host’s data transfer stops completely, the VXA Packet Drive slows to Ready Mode before commencing to read or write mode again. By using Ready Mode instead of back-hitching, a VXA Packet Drive significantly optimizes backup and restore job times. The VXA drive’s Ready Mode has a reset time of 25 milliseconds and can be as much as 80 times faster than other tape device’s back-hitch operation, which can take up to two seconds to complete.

The VXA Packet Drive also improves media reliability by gently slowing down to enter Ready Mode. By contrast, conventional tape drives must stop the forward motion, accelerate backwards and stop again, and then accelerate forward yet again. This back-hitch cycle introduces high tension backward and forward transient forces that accelerate media wear and can distort the tape. Over time and through use, this continual wear on the media can cause serious degradation of data reliability.

LTO (Ultrium) Technology

LTO™ (Ultrium™), the latest technology, offered by Hewlett-Packard, IBM and Quantum, is a high-performance tape technology offering versatility, reliability and performance. Our patented, award-winning ExaBotics (discussed below) make our automation products featuring LTO technology superior in engineering, quality and reliability. We were among the first manufacturers to offer automation featuring first and second generation LTO tape drives and the first to offer Fibre Channel in mid-range drives and libraries. We also integrated third generation LTO tape drives into our automation products in 2005. Our automation products featuring LTO technology offer the simplicity of plug-and-play capabilities and powerful remote management.

MammothTape Technology

We have also sold M2 tape drives based on MammothTape technology platforms, which are integrated systems encompassing both a helical-scan tape drive and advanced metal evaporated (“AME”) media. All aspects of the technology work together to optimize recording performance and to ensure the integrity of vital data. We have discontinued the manufacture and sale of Mammoth related drive and automation products in 2005.

Automation and ExaBotics

As indicated above, we also offer and support automated tape drive products. These automation products incorporate one or more tape drives and multiple media cartridges to provide much higher data capacities than using a single drive and, with more than one drive, higher data transfer rates.

We currently offer automation products incorporating VXA and LTO (Ultrium) tape drives. Our automation products are designed to be scalable, allowing us to develop different sized autoloaders based on the same model, with the ability for expansion. This capability enables our designs to accommodate increases in customers’ data storage needs and allows our end users to protect their automation investment.

We engineer our automation products to satisfy the reliability, service-ability and management requirements of storage networking. They combine the reliability of our ExaBotics with features such as optional Ethernet ports, hot-pluggable tape drive carriers designed to be serviced during operation, optional bar code scanners and removable magazines.

ExaBotics is our patented robotics, based on our 20-year history of introducing new products to the industry. Exabyte engineers specify conservative electronics and ultra-reliable mechanical components that undergo intensive testing to ensure data security, accessibility and retrievability. Automation systems are designed to share electronics and processor architecture with drives, adding to reliability and economies of scale. Similarly, Exabyte’s self-calibrating, self-correcting firmware mirrors the simple, clean mechanical engineering. Automation products share a common firmware between drive generations and technologies, assuring the ability to use multiple interfaces with the same basic firmware set. With this approach, products perform well early in the design cycle and change little during qualification, resulting in mature products at the date of launch.

Hardware Sales Data

Sales of our tape drives, including end-of-life products, represented the following percentages of total revenue, less sales allowances (“net revenue”):

Year	% of Revenue
2003	30%
2004	32%
2005	23%

Sales of automation products, including end-of-life products, represented the following percentages of net revenue:

Year	% of Revenue
2003	14%
2004	24%
2005	37%

Our Tape Drive And Automation Products

The following table presents all of Exabyte’s current products and their respective specifications:

Tape Storage by Exabyte

	Product	Positioning	Capacity*	Transfer Rate*	Interface	Media
VXA Packet Automation	430	Convenient rack-mount automated data storage for distributed networking environments	30 cartridges, up to 4.5 TB (compressed)	4 VXA-2 Packet drives, up to 173 GB/hour (compressed)	Ultra2 LVD SCSI	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-320 PacketLoader 1x10 1U	VXA-320 automated backup solution with best in class rack data density, and economy.	10 Cartridges, up to 3.2 TB (compressed)	Up to 86.4 GB/hr (compressed)	HD LVD SCSI 3 Ultra 160	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-2 to VXA-320 PacketLoader Upgrade Kit	Doubles the speed and capacity of existing VXA-2 PacketLoader 1x10 1U Installations in minutes.	Doubles VXA-2 PacketLoader 1x10 1U up to 3.2 TB capacity (compressed)	Up to 86.4 GB/hr (compressed)	HD LVD SCSI 3 Ultra 160	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-2 PacketLoader 1x10 1U	VXA-2 automated tape backup in a space-saving 1U rack mount design	10 cartridges, up to 1.6 TB (compressed)	Up to 43.2 GB/hour (compressed)	Ultra2 LVD SCSI and FireWire	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-2 PacketLoader 1x7	Affordable desktop automation—an ideal first step into automated data storage	7 cartridges, up to 1.1 TB (compressed)	1 VXA-2 Packet drive, up to 43.2 GB/hour (compressed)	Ultra2 LVD SCSI	X Tape: X23, X10[1], X6[1]
VXA Packet Drives	VXA-320 Packet Drive	Latest Generation of products built around the disaster tested VXA Packet Technology	160 GB (native) 320 GB (compressed)	12MB/s 43.2 GB/hr (native)	HD LVD SCSI 3 Ultra 160	X Tape: X23, X10[1], X6[1]
VXA Packet Drives	VXA-2 Packet Drive	Four times the capacity and twice the speed of DDS-4	80 GB (native), 160 GB (compressed)	6 MB/sec 21 GB/hr (native)	LVD, IDE/ATAPI and FireWire	X Tape: X23, X10[1], X6[1]
VXA Packet Drives	VXA-1 Packet Drive	Replacement technology of choice for end-of-life DDS drives	33 GB (native), 66 GB (compressed)	3 MB/sec 10.8 GB/hr (native)	LVD, IDE/ATAPI and FireWire	VXATape: V17, V10, V6
LTO Ultrium™ Automation	Magnum 8x143	Enterprise capability with midrange affordability Offered with LTO-1, LTO-2 or LTO-3 drives	143 cartridges, up to 28.6 TB with LTO-1 57.2 TB with LTO-2 114.4 TB with LTO-3	8 LTO-1/LTO-2/LTO-3 drives 864 GB/hr LTO-1 2 TB/hr LTO-2 4.6 TB/hr LTO-3	Ultra2 LVD SCSI Fibre Channel	Ultrium LTO-1, LTO-2 & LTO-3 data cartridges
LTO Ultrium™ Automation	Magnum 6x60	Expandable, feature-rich enterprise-class library at midrange pricing. Offered with LTO-1, LTO-2 or LTO-3 drives	60 cartridges, up to 12 TB with LTO-1 24 TB with LTO-2 48 TB with LTO-3	6 LTO-1/LTO-2/LTO-3 drives 648 GB/hr LTO-1 1.5 TB/hr LTO-2 3.4 TB/hr LTO-3	Ultra2 LVD SCSI Fibre Channel	Ultrium LTO-1, LTO-2 & LTO-3 data cartridges
LTO Ultrium™ Automation	221L	The most cost-effective LTO automated tape library in its class. Offered with LTO-1, LTO-2, or LTO-3 drives	21 cartridges, up to 4.2 TB with LTO-1 8.4 TB with LTO-2 16.8 TB with LTO-3	2 LTO drives. Up to 216 GB/hr with LTO-1, 504 GB/hr with LTO-2 1.1 TB/hr with LTO-3	Ultra2 LVD SCSI Fibre Channel	Exabyte LTO-1, LTO-2 or LTO-3 Exapaks
LTO Ultrium™ Automation	110L	Compact, affordable LTO alternative to standalone tape drives. Offered with LTO-1, LTO-2, or LTO-3 drives	10 cartridges, up to 2 TB with LTO-1 4 TB with LTO-2 8 TB with LTO-3	LTO drive. Up to 108 GB/hr with LTO-1 252 GB/hr with LTO-2 576 GB/hr with LTO-3	Ultra2 LVD SCSI	Exabyte LTO-1, LTO-2 or LTO-3 Exapaks
LTO Ultrium™ Automation	Magnum 1x7	Ultra-compact, most affordable and feature rich LTO autoloader on the market. Offered with LTO-2 or LTO-3 drive	7 cartridges, 2.8 TB with LTO-2 5.6 TB with LTO-3	LTO drive. 187 GB/hr with LTO-2 576 GB/hr with LTO-3	Ultra2 LVD SCSI	Ultrium LTO-1, LTO-2 or LTO-3 data cartridges
LTO Ultrium™ Drives	Magnum Tape Drive (LTO-2)	Exabyte's entry level, high performance 1/2" tape drive, delivering enterprise-class capacity and throughput	200 GB (native) 400 GB (compressed)	LTO drive. 252 GB/hr	Ultra-160 LVD SCSI	Ultrium LTO-1 & LTO-2 data cartridges
LTO Ultrium™ Drives	Magnum Tape Drive (LTO-3)	Exabyte's entry level, high performance 1/2" tape drive, delivering true enterprise-class capacity and throughput	400 GB (native) 800 GB (compressed)	LTO drive. 576 GB/hr	Ultra-160 LVD SCSI	Ultrium LTO-1, LTO-2 & LTO-3 data cartridges

*Library and drive specifications are compressed. VXA assumes a 2:1 compression ratio. LTO Ultrium assumes a 2:1 compression ratio. Compression, capacity and throughput will vary dependent upon type of data and system configuration. All specifications are subject to change without notice. [1]Requires VXA-2 Drive firmware version 2105 or newer.

©2005 Exabyte Corporation. Exabyte and VXA are registered trademarks of Exabyte Corporation. All other trademarks are the property of their respective owners.

02008.17

Anticipated Future Tape Drive Products

We expect to introduce the VXA-4 tape drive in 2008. Current specifications for this drive anticipate a 320 GB native (640 GB compressed) capacity and a 24 MB per second native (48 MB per second compressed) transfer rate. (Compressed data assumes a 2:1 compression ratio.)

We cannot assure that any of the products we have announced or are developing will be successfully developed, made commercially available on a timely basis or achieve market acceptance.

Media Products And Sales Data

As shown in the above table, we sell various types of media cartridges, as well as cleaning cartridges and data cartridge holders, for our tape drive and automation products. The high-quality media, produced by multiple third parties, is available in different lengths and formats to handle various data storage requirements. As discussed in more detail below, we market all our media products exclusively through Imation Corp.

Sales of media and media related products represented the following percentages of net revenue:

Year	% of Revenue
2003	47%
2004	40%
2005	39%

Media sales represent a significant portion of our total net revenue. Media revenue in 2004 reflects lower unit sales prices as a result of our Media Distribution Agreement with Imation that was consummated in November 2003. This agreement was modified effective October 31, 2005, such that our revenue and gross margin upon the sale of media products will increase beginning January 1, 2006. We depend on a continuous supply of media to use with our VXA and MammothTape products. We cannot sell our products or grow our product lines without a sufficient supply of media. We transact business with our media suppliers through supply agreements or purchase orders which may be cancelled by the suppliers on short notice.

VXA Media

We currently offer for sale two types of media cartridges for use with our VXA Packet Technology products. V Tape was the first version of VXA tape cartridges released for use with VXA-1 and VXA-2 Packet Drives and autoloaders. X Tape is the newest version of media cartridges designed for use with only VXA-2 and VXA-320 drives and autoloaders. V Tapes and X Tapes share similar cartridge shells, come in a variety of tape lengths, utilize AME (Advanced Metal Evaporative) media and offer the same read/write speeds and capacities. However, X Tapes are specifically designed for higher performance, with a lower cost achieved through increased manufacturing volumes.

AME Media with SmartClean

AME media with SmartClean technology is only available for use with M2 tape drives and includes a section of cleaning tape at the beginning of each data cartridge. We specifically designed this cleaning tape to remove chemical films that can build up on recording heads. These films are caused by organic compounds and cannot be removed by other cleaning methods. The M2 drive keeps statistics on its own operation and activates the SmartClean technology when the drive needs cleaning. With normal use, extra cleaning cartridges are needed less frequently. Although we have discontinued our MammothTape-related hardware products in 2005, we will continue to supply AME media to the existing installed customer base of MammothTape-related products for the next several years.

Outsourcing Philosophy

As discussed in greater detail below, we currently outsource our:

•	manufacturing of hardware and media products;
•	repair and onsite service, including warranty services;
•	world-wide technical support operations which includes response to customer inquiries; and
•	distribution of our media products to our customers and end-users.

We believe that outsourcing these functions helps us operate in a more efficient and cost-effective manner. Outsourcing enables us to focus on our core mission: to design innovative products that meet our customers’ evolving needs.

Service and Support

We offer a full range of warranty and post-warranty repair services for our tape drive, library and media products. We deliver these services pursuant to agreements with Teleplan Service Logistics, Inc., (“Teleplan”) which is the exclusive provider of our repair services and Anacomp, Inc. (“Anacomp”) which provides our on-site customer service. Teleplan performs all in-warranty and out-of-warranty depot repairs of our storage products. Pursuant to these agreements, we receive royalties relating to all out-of-warranty repair services and revenue from on-site customer services.

Our agreements with Teleplan and Anacomp terminate in June of 2006 and January of 2008, respectively, unless otherwise extended by the parties. Either party may terminate the agreement earlier upon a material default by the other party.

Revenue from service and support programs represented the following percentages of net revenue:

Year	% of Revenue
2003	10%
2004	7%
2005	6%

Both revenue from, and the cost of, warranty and repair services has decreased as a result of our outsourcing of these functions.

Our Customers

We market our products worldwide through distributors, resellers and OEMs. We sell our new hardware products initially to distributors and resellers who evaluate, integrate, and adopt new technologies more rapidly. OEM sales generally increase (relative to reseller sales) if the new product successfully completes the necessary qualification process. We believe that a successful business model includes a majority of our revenue coming from OEM customers and, accordingly, an integral component of our business strategy is increasing market share with existing and new OEM customers.

Imation

We distribute our media products pursuant to an agreement with Imation Corp. (“Imation”), which is our exclusive worldwide distributor of our media products. We sell our media products exclusively to Imation, and Imation manages our media brand and provides sales, marketing and distribution services to our distribution, reseller and OEM customers. Our agreement with Imation has an indefinite term, but provides for termination by Imation upon 180 days prior written notice to us, or upon a material default by either party. If Imation terminates the agreement due to our material default, we must return a prorated portion of the distribution fee we received from Imation. All reported media revenue in 2004 and 2005 consists of sales solely to Imation. As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we modified our Agreement with Imation on October 31, 2005.

Imation is a developer, manufacturer and supplier of magnetic and optical removable data storage media. Imation believes it has one of the broadest product lines in the industry-spanning from a few megabytes to hundreds of gigabytes of capacity in each piece of media. It serves customers in more than 60 countries, in both business and consumer markets, and has more than 300 data storage patents in the U.S. alone.

OEM Customers

OEM customers incorporate our hardware products as part of their own systems, which they then sell to their customers under their own brand name. We work closely with our OEM customers during early product development stages to help ensure our products will readily integrate into the OEM’s systems.

Product sales to OEMs represented the following percentages of net revenue:

Year	% of Revenue
2003	20%
2004	24%
2005	23%

We believe our success depends on OEMs adopting our products, particularly the VXA packet tape technology, as well as increasing our market share with OEMs with whom we have an existing relationship.

Distributor and Reseller Customers

Our distributor and reseller customers, including Imation, purchase hardware and media products for resale. Reseller customers may provide various services to their customers, such as:

•	distribution;
•	financial terms and conditions;
•	pre-sales, sales and/or post-sales system upgrades; or
•	other value-added products and/or services.

Sales to distributors and resellers, including Imation, represented the following percentages of net revenue:

Year	% of Revenue
2003	64%
2004	70%
2005	73%

Sales to the Government

We do not sell our products directly to federal, state or local governments. We support our reseller customers that sell directly to the government through various government-directed programs and other sales and marketing services. We believe that the government business currently represents approximately 11% of our total non-OEM net revenue.

International Customers

We market our products overseas directly to international OEMs and resellers. We also serve OEMs and end users through our international resellers. International resellers, which have rights to sell our products in a country or group of countries, serve each of our international markets. International sales will continue to represent a significant portion of our revenue for the foreseeable future and expanding our revenue in non-US geographic markets is a key component of our overall business strategy. In addition, certain of our domestic customers may ship a significant portion of our products to their overseas customers.

As noted under “Our Business Risks,” the European Community recently enacted new regulatory requirements related to the Reduction of Hazardous Substances (“RoHS”). We have re-engineered our VXA-2 drives, VXA Packetloaders and our recently introduced LTO Magnum 1x7 automation product to meet the RoHS requirements. In addition, our VXA-320 drive was RoHS compliant when introduced, and all new products developed in the future will be RoHS compliant. Although meeting these requirements has required additional financial and engineering resources, we believe RoHS will create additional opportunities for us, as certain of our competitors may not develop RoHS compliant versions of their existing products.

International sales accounted for the following percentages of net revenue:

Year	% of Revenue
2003	31%
2004	29%
2005	30%

Principal Customers

A partial list of our customers includes IBM, Imation, Fujitsu Siemens Computers, Apple Computer, Tech Data, Ingram Micro and CDW. We have customers who are also competitors, such as IBM with their LTO(Ultrium) tape drive. We have several customers whose sales account for 10% or more of our net revenue, as noted below:

	2003	2004	2005
Imation	9%	40%	41%
Tech Data	16%	11%	16%
Ingram Micro	16%	9%	12%
Fujitsu Siemens	6%	9%	10%
IBM	7%	13%	9%

Manufacturing

We are currently outsourcing all of our manufacturing processes, including the manufacturing of our tape drives, automation products and media. Many of our products are obtained from sole-source suppliers. We have executed master purchase agreements with some of our sole-source suppliers as indicated elsewhere in this prospectus and conduct business with the rest of our suppliers on a purchase order basis. We rely heavily on our suppliers to produce the components for our products, or the products themselves.

Tape Drives and Automation

We have entered into agreements with various suppliers for the manufacture of our tape drive and automation products. Hitachi Ubiquitous Company (“Hitachi”) supplies us with our VXA drives and was the supplier for Mammoth tape drives. Beginning in January 2004, ExcelStor ESGW International Limited (“ExcelStor”) manufactures our VXA-2 Packetloader 1x10 1U and LTO Magnum 1x7 automation products. We anticipate that ExcelStor will also manufacture new future automation products as well. Shinei International, a Solectron Company (“Shinei”), manufactures our other legacy automation products and will likely continue to do so until these products are discontinued in the future. We continually evaluate the performance of our suppliers and opportunities for cost improvements resulting from alternative suppliers and the relocation of manufacturing to lower cost geographic locations.

These agreements are generally for terms ranging from one to four years, may provide for automatic renewals unless terminated by either party and may be terminated upon notice periods ranging from 60 to 180 days.

Media

Currently, we obtain our media pursuant to supply agreements and/or purchase orders from three suppliers:

•	Matsushita Electric Industrial Co. Ltd. (“MEI”);
•	TDK Corporation (“TDK”); and
•	Sony Corporation (“Sony”).

Our Engineering, Research and Development

The market for data storage devices is highly competitive. We believe that this competition is based largely on the improvements in technology, which increase speed and reliability of storage products and at the same time reduce the cost of those products. With this in mind, we have concentrated our research and development on enhancing existing products and developing new products that will improve the performance and cost of current tape drive offerings. Our engineering, research and development expenses were approximately $9.8 million, $9.2 million and $9.4 million in 2003, 2004, and 2005, respectively. The decreases in these costs are the result of significant headcount reductions and lower costs for external engineering, net of an increase in costs incurred in developing new VXA drive and automation products and LTO automation products. We believe that we will continue to have the necessary resources in place to meet all technology and new product development-related milestones in 2006.

Information Regarding Our Patents and Proprietary Information

We rely on a combination of patents, copyright and trade secret protections, non-disclosure agreements, and licensing arrangements to establish and protect our proprietary rights. As of February 16, 2006, we held a total of 104 patents, of which one was issued in 2005, and 8 are pending applications in the United States. All of these patents relate to technologies and other aspects of our tape drive and automation products. However, due to the rapid pace of technological change in the tape storage industry, we believe factors such as knowledge, ability and experience of our employees, new product introductions and frequent product enhancements may be more significant to our business than patent and trade secret protection.

Our VXA-1 tape drive was previously manufactured by AIWA. As part of the transfer of that manufacturing relationship, we entered into a technology transfer and license agreement with AIWA, whereby AIWA granted us a non-exclusive license to utilize certain AIWA related VXA technologies related to the design and production of the VXA-1 and VXA-2 tape drives for a royalty based on the purchase price of these products from another manufacturer. VXA-320 and future VXA drives are not subject to this royalty fee.

Information Regarding Our Backlog

We believe that the backlog of purchase orders at the end of any quarter or year is not a meaningful indicator of future sales. Our customers typically are not obligated to purchase minimum quantities of our products. Lead times for the release of purchase orders depend upon the scheduling practices of each customer. We believe that, based upon past order histories, the rate of new orders may vary from month to month. Customers may cancel or reschedule orders without penalty. In addition, our actual shipments depend upon our production capacity and component availability, and we endeavor to fill purchase orders within three weeks.

Information Regarding our Inventory Levels

We strive to maintain appropriate levels of inventory. Excessive amounts of inventory reduces our cash available for operations and may cause us to write-off a significant amount as excess or obsolete. Inadequate inventory levels due to forecasting variances or lack of liquidity may make it difficult for us to meet customer product demand, resulting in decreased revenues.

Our goal is to maintain flexibility in our inventory control systems in order to meet customer request dates for product shipments. As such, we generally build our products to customer forecasts and point-of-sale data provided to us by our distributors and resellers. We attempt to maintain approximately two weeks of finished goods inventory at any given time and believe that this is an appropriate level which allows us to meet these goals. In striving to maintain the proper inventory levels, we go through several steps each month to help us evaluate our inventory levels and maintain them at the appropriate levels. We review sales forecasts and past sales data and evaluate any OEM inventory level requirements for their hubs in determining a rolling monthly inventory forecast. Additionally, we restrict purchases of inventory to conform with our inventory forecast and to meet the need for long lead-time inventory products.

In addition to our inventory controls, we believe that we must accurately time the introduction and end-of-life of our products into and out of the data storage market. Accurately timing the release of new products is important to the sales of existing products. The timing of declaring an existing product as end-of-life could negatively impact revenue and result in excess product inventory and subsequent inventory write-downs. We continually evaluate our product life cycles. Delays in the timing, or our inability to successfully introduce a new product could adversely affect our results of operations.

Our Competition

The data storage market is extremely competitive and subject to rapid technological change. We believe that competition in the data storage market will continue to be intense, particularly because manufacturers of all types of storage technologies compete for a limited number of customers.

The success of any future hardware products depends on:

•	timely development and introduction;
•	customer acceptance;
•	adequacy of supply capacity;
•	customer transition to these future products;
•	OEM qualification and adoption; and
•	media availability.

Although tape has historically been the preferred medium for data storage backup, companies are developing new technologies for this market, which include:

•	Optical Disk
•	Optical Tape
•	DVD
•	Holographic Storage
•	Magneto-optics
•	Magnetic Disk

We may also experience competition from new storage architectures, such as SANs, network attached storage and virtual storage.

Our tape drives face significant competition from current and announced tape drive products manufactured by Quantum, Hewlett Packard, Sony and the LTO Consortium. The specifications of some of these drives indicate greater data capacities and transfer rates than our tape drive products. We believe that our VXA tape drives are a low cost, competitive alternative to competing products when compared on the basis of performance, functionality and reliability. In turn, we offer LTO(Ultrium) technology through our automation products.

Our automation products face competition from companies such as Advanced Digital Information Corporation, Quantum, Overland Data, Sun Microsystems and QualStar. Significant competition may also develop from companies offering erasable and non-erasable optical disks, as well as other technologies.

Our media products are generally proprietary and are only sold by us through Imation. However, Sony does manufacture certain legacy media products and we compete with them based on price and product availability.

Our Employees

As of the dates indicated, we had full-time and part-time employees (worldwide), consisting of:

March 13, 2003

Total full- and part-time employees: 318

Business Group	Employees
Corporate and Business	34
Engineering, Research and Development	153
Customer Unit	58
Sales	73

January 7, 2004

Total full- and part-time employees: 199

Business Group	Employees
Corporate and Business	35
Engineering, Research and Development	62
Customer Unit	52
Sales	50

February 22, 2005

Total full- and part-time employees: 182

Business Group	Employees
Corporate and Business	30
Engineering, Research and Development	67
Customer Unit	37
Sales	48

April 25, 2006

Total full- and part-time employees: 154

Business Group	Employees
Corporate and Business	28
Engineering, Research and Development	65
Customer Unit	21
Sales	40

Our success depends significantly upon our ability to attract, retain and motivate key engineering, marketing, sales, supply, support and executive personnel.

DESCRIPTION OF PROPERTY

Our corporate offices, including our research and development and limited manufacturing facilities, are located in Boulder, Colorado, in leased buildings aggregating approximately 76,712 square feet. As discussed more fully in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we ceased use of several other leased facilities during 2003 and settled our remaining obligations under the related leases The lease terms on our present facilities expire in 2010. Although we do not currently anticipate expanding our operations, we believe that we have enough space available if further expansion becomes necessary. The following chart identifies the location and type of each Exabyte property:

OFFICE TYPE	DOMESTIC	INTERNATIONAL

R&D & Mfg.	Boulder, CO
Procurement	Boulder, CO	Tokyo, Japan
Service	Boulder, CO	Singapore
Sales & Support	Boulder, CO	Singapore
Frankfurt, Germany
Shanghai, China
Hong Kong, China
Paris, France
Beijing, China
Sydney, Australia

Legal Proceedings

We are, from time to time, subject to certain claims, assertions or litigation by outside parties as part of our ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse impact on our consolidated financial condition, results of the operations or cash flows.

Market Price of and Dividends on Exabyte’s Common and Preferred Stock and Related Stockholder Matters

Exabyte’s common stock is traded on the Over-The Counter Bulletin Board under the symbol “EXBY”. From October 19, 1987 until February 26, 2003, Exabyte’s common stock was traded on the Nasdaq National Market and from February 26, 2003 until March 24, 2003 on the Nasdaq SmallCap Market.

For the calendar quarters indicated, the following table presents the high and low bid prices of our common stock as reported on Nasdaq or the OTC Bulletin Board, as applicable (as adjusted for the 10:1 reverse split effected October 31, 2005):

Fiscal Year	High	Low

2004
First Quarter	$17.60	$7.00
Second Quarter	9.70	7.10
Third Quarter	8.60	4.30
Fourth Quarter	7.20	3.00

2005
First Quarter	$5.40	$2.60
Second Quarter	4.40	1.80
Third Quarter	3.20	1.70
Fourth Quarter	2.95	0.75

2006
First Quarter	$1.27	$0.42

On May 1, 2006, we had 569 holders of record of our common stock. The reported closing price of the common stock was $0.80. We have never paid cash dividends on our common stock, and we presently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, we are prohibited under the terms of our line of credit agreement with our bank from declaring or setting aside any cash dividends.

Our Series AA preferred stock accrues dividends at the rate per share of 5% per annum until the fourth anniversary of the original issue date, 8% per annum from the fourth anniversary of the original issue date until the fifth anniversary of the original issue date, 10% per annum from the fifth anniversary of the original issue date until the sixth anniversary of the original issue date and 12% per annum thereafter, payable quarterly on March 1, June 1, September 1 and December 1, and on any conversion date or redemption date as described in the Certificate of Designation for the Series AA Shares. We are required to pay dividends on the Series AA preferred stock in cash or Common Stock depending on whether (i) funds are legally and contractually available for the payment of dividends and (ii) the Equity Conditions (as defined below) are met. We will pay the dividends in cash or stock as follows:

1.		If funds are legally and contractually available for payment of dividends then:
	•	if the Equity Conditions have not been met, we shall pay dividends only in cash; or
	•	if the Equity Conditions have been met, we shall pay the dividends in either (i) cash or (ii) Common Stock valued at the Dividend Price (as defined below), at our sole election.
2.		If funds are not legally and contractually available for payment of dividends then:

if the Equity Conditions have been met, we shall pay the dividends in Common Stock valued at the Dividend Price;

if the Equity Conditions have been met, except for condition 1 below, we shall pay the dividend in Common Stock valued at 80% of the volume weighted average price for the 20 days immediately prior to the dividend payment date;

if the Equity Conditions have been waived as to a holder of Series AA preferred stock, we shall pay dividend as to this holder in Common Stock valued at the Dividend Price;

if the Equity Conditions have not been met or waived, then at the election of each holder of Series AA preferred stock, these dividends shall accrue to the next dividend payment date or accrete to the outstanding stated value of the Series AA Preferred Stock.

The Dividend Price is defined as 90% of the volume weighted average price of our Common Stock for the 20 days immediately prior to the dividend payment date. The Equity Conditions are met if:

1.

(i) there is an effective registration statement for the resale of the Common Stock received pursuant to the dividend or (ii) a holder of Series AA preferred stock may sell all of the Common Stock received pursuant to the dividend under Rule 144(k) without volume restrictions;

2.	the Common Stock is listed for trading on the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the OTC Bulletin Board;
3.	there is a sufficient number of authorized but unissued shares of Common Stock for payment of the dividend; and
4.

payment of the dividend will not result in a holder of Series AA preferred stock who has elected to not beneficially own more than 4.99% of our outstanding Common Stock calculated in accordance with Section 13(d) of the Exchange Act, exceeding this limitation.

Any dividend not paid within three trading days following a dividend payment date entails a late fee of 12% per annum through the date of payment. We expect that dividends will be paid in Common Stock for the foreseeable future.

So long as any Series AA preferred stock remains outstanding, we are prohibited from paying dividends on any junior securities, including Common Stock, if any dividends due on the Series AA preferred stock remain unpaid.

Stock Plans

Information regarding the Company’s equity compensation plans, which consist of Exabyte’s Incentive Stock Plan, 1997 Non-Officer Stock Option Plan, 2004 Stock Option Plan, 2005 Stock Option Plan and options granted to the Company’s CEO outside of the Incentive Stock Plan as of December 31, 2005 is included below under “Stock Plans”. The Company also has an employee stock purchase plan which invests only in common stock of the Company, but which is not included in the equity compensation plan information.

Financial Statements

Financial statements are presented on pages F-1 through F- 35 hereof.

Selected Financial Data

The following selected consolidated statement of operations data, balance sheet data, and cash flow data, as of and for the years ended December 29, 2001, December 28, 2002, January 3, 2004, December 31, 2004 and December 31, 2005 have been derived from the consolidated financial statements of the Company. The financial statements for the year ended December 31, 2004 have been restated as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 8 to the Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and the notes thereto. There were 52 weeks in 2001 and 2002 and 53 weeks in 2003. Beginning with the three months ended March 31, 2004, the Company is reporting its operating results on a calendar month, quarter and annual basis.

(In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	As of or For Fiscal Years Ended
Consolidated Statements of Operations Data:	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Dec. 31, 2004 (Restated) (1)	Dec. 31, 2005
Net revenue	$158,438	$133,191	$94,169	$102,051	$90,968
Cost of goods sold	132,143	110,948	78,576	76,997	65,395
Gross profit	26,295	22,243	15,593	25,054	25,573
Operating expenses:
Selling, general and administrative	36,759	27,316	30,084	23,783	20,913
Engineering, research and development	25,184	23,713	9,826	9,244	9,395
Lease terminations and related costs	—	—	4,707	—	—
Total operating expenses	61,943	51,029	44,617	33,027	30,308
Loss from operations (2)	(35,648)	(28,786)	(29,024)	(7,973)	(4,735)

Other income (expense):
Gain from sale of investment	1,719	1,500	—	—	—
Sale of technology	—	1,200	—	—	—
Interest income	86	27	—	—	—
Interest expense (4)	(1,715)	(2,051)	(12,859)	(1,581)	(1,960)
Change in estimated fair value of derivative financial instruments	—	—	—	35,074	(3,807)
Other financing costs	—	—	—	(1,330)	(1,964)
Gain (loss) on foreign currency translation	124	(803)	(1,851)	(105)	793
Litigation settlements, net	—	—	—	—	75
Other, net	338	(561)	130	(208)	(312)
Total other income (expense)	552	(688)	(14,580)	31,850	(7,175)
Earnings (loss) before income taxes and equity in loss of investee	(35,096)	(29,474)	(43,604)	23,877	(11,910)
Income tax (expense) benefit (3)	6	402	(88)	(47)	(160)
Equity in loss of investee	(343)	—	—	—	—

Net earnings (loss)	(35,433)	(29,072)	(43,692)	23,830	(12,070)

Deemed dividends:
Beneficial conversion of preferred stock	—	(4,557)	(556)	—	—
Exchange of preferred stock	—	—	—	(4,225)	—
Issuance of Series AA convertible preferred stock and amortization of related discount	—	—	—	(45,404)	(990)

Net loss available to common stockholders	$(35,433)	$(33,629)	$(44,248)	$(25,799)	$(13,060)

Basic and diluted loss per share	$(14.73)	$(10.18)	$(6.96)	$(2.44)	$(1.10)
Weighted average common shares used in calculation of basic and diluted loss per share	2,405	3,302	6,362	10,583	11,912

	As of or For Fiscal Years Ended
	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Dec. 31, 2004 (Restated) (1)	Dec. 31, 2005
Consolidated Balance Sheets Data:
Working capital (deficit)	$11,266	$(5,199)	$(6,561)	$2,988	$(1,042)
Total assets	83,230	72,125	46,129	39.979	34,715
Notes payable, less current portion	_	_	13,960	9,183	8,898
Derivative financial instruments	_	_	_	11,165	27,060
Deferred revenue and other non-current liabilities, less current portions	9,594	3,424	18,419	16,443	5,503
Convertible preferred stock	_	_	_	37,941	38,931
Stockholders’ equity (deficit)	24,754	4,532	(28,416)	(60,858)	(70,891)
Consolidated Cash Flow Data:
Net cash provided (used) by operating activities	$(11,913)	$(13,267)	$23,258	$(13,357)	$(4,880)
Net cash provided (used) by investing activities	2,828	(2,054)	(2,393)	(1,761)	(1,855)
Net cash provided (used) by financing activities	8,123	13,788	(14,550)	8,583	6,721

(1) Amounts as of and for the year ended December 31, 2004 are as restated, as discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2) The Company recorded restructuring charges in 2001 and 2002 totaling $498,000 and $4,791,000, respectively, and $549,000, $251,000 and $470,000 of charges relating to workforce reductions in 2003, 2004 and 2005, respectively. See Note 10 to the Consolidated Financial Statements for information regarding workforce reduction charges included in loss from operations in 2003, 2004 and 2005.

(3) The Company has recorded a valuation allowance equal to total deferred tax assets as of and for all periods presented. See Note 9 to the Consolidated Financial Statements for information on income tax expense or benefit and net operating loss carry forwards.

(4) Interest expense in 2003 includes $10,146,000 of stock-based interest expense as discussed in Note 4 to the Consolidated Financial Statements

Quarterly Results Of Operations

Supplementary Financial Information

The following tables set forth unaudited quarterly operating results for fiscal 2004 and 2005 in dollars and as a percentage of net revenue, and has been restated to reflect adjustments to the financial data for the quarters ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 8 to the Consolidated Financial Statements. This information has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere herein and, in the opinion of management, contains all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation thereof. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report on Form 10-K. The operating results for any quarter are not necessarily indicative of results for any future period. The sum of the quarterly earnings per share may not total annual amounts reported in the consolidated financial statements as a result of the fluctuation in the amount of weighted average common shares used in the calculation of basic and diluted loss per share.

(In thousands except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)
	Three Months Ended
	March 31,		June 30,		September 30,		December 31,
	2004		2004		2004		2004
			(Restated) (1)		(Restated) (1)		(Restated) (1)
	$	%	$	%	$	%	$	%

Net revenue	$26,139	100.0	$26,620	100.0	$23,566	100.0	$25,726	100.0
Cost of goods sold	20,053	76.7	19,173	72.0	18,604	78.9	19,167	74.5
Gross profit	6,086	23.3	7,447	28.0	4,962	21.1	6,559	25.5

Operating expenses: (2)
Selling, general and administrative	6,069	23.2	6,064	22.8	6,236	26.5	5,414	21.0
Engineering, research and development	2,130	8.2	2,513	9.4	2,240	9.5	2,361	9.2
Total operating expenses	8,199	31.4	8,577	32.2	8,476	36.0	7,775	30.2
Loss from operations	(2,113)	(8.1)	(1,130)	(4.2)	(3,514)	(14.9)	(1,216)	(4.7)

Other income (expense):
Interest expense	(528)	(2.0)	(426)	(1.6)	(284)	(1.2)	(343)	(1.3)
Change in estimated fair value of derivative financial instruments	—	—	(3,961)	(14.9)	30,387	128.9	8,648	33.6
Other financing costs	—	—	(1,330)	(5.0)	—	—	—	—
Gain (loss) on foreign currency translation	(603)	(2.3)	1,091	4.1	72.3		(665)	(2.6)
Other, net	(28)	(0.1)	—	—	(149)	(0.5)	(32)	(0.1)
Total other income (expense)	(1,159)	(4.4)	(4,626)	(17.4)	30,026	127.5	7,608	29.6
Loss before income taxes	(3,272)	(12.5)	(5,756)	(21.6)	26,512	112.6	6,392	24.9

Income tax (expense) benefit	(38)	(0.2)	9	—	(5)	(0.1)	(12)	(0.1)

Net earnings (loss)	(3,310)	(12.7)	(5,747)	(21.6)	26,507	112.5	6,380	24.8

Deemed dividends:
Exchange of preferred stock	—	—	(4,225)	(15.9)	—	—	—	—
Issuance of Series AA convertible preferred stock and amortization of related discount	—	—	(45,024)	(169.1)	(181)	(0.8)	(199)	(0.8)

Net earnings (loss) available to common stockholders	$(3,310)	(12.7)	$(54,996)	(206.6)	$26,326	111.7	$6,181	24.0

Basic earnings (loss) per share	$(0.34)		$(5.12)		$2.41		$0.56
Diluted loss per share	$(0.34)		$(5.12)		$(0.24)		$(0.14)

(In thousands except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)
	Three Months Ended
	March 31,		June 30,		September 30,		December 31,
	2005 (Restated) (1)		2005 (Restated) (1)		2005 (Restated) (1)		2005
	$	%	$	%	$	%	$	%

Net revenue	$24,623	100.0	$23,776	100.0	$21,306	100.0	$21,263	100.0
Cost of goods sold	17,455	70.9	16,708	70.3	15,484	72.7	15,748	74.1
Gross profit	7,168	29.1	7,068	29.7	5,822	27.3	5,515	25.9

Operating expenses: (2)
Selling, general and administrative	5,501	22.3	5,437	22.8	5,555	26.1	4,420	20.8
Engineering, research and development	2,452	10.0	2,520	10.6	2,316	10.8	2,107	9.9
Total operating expenses	7,953	32.3	7,957	33.4	7,871	36.9	6,527	30.7
Loss from operations	(785)	(3.2)	(889)	(3.7)	(2,049)	(9.6)	(1,012)	(4.8)

Other income (expense):
Interest expense	(402)	(1.6)	(353)	(1.5)	(387)	(1.8)	(818)	(3.8)
Change in estimated fair value of derivative financial instruments	5,099	20.7	(4,311)	(18.1)	(25,972)	(121.9)	21,377	100.5
Other financing costs	—	—	—	—	—	—	(1,964)	(9.2)
Gain on foreign currency translation	295	1.2	198	0.7	200	0.9	100	0.5
Litigation settlements	—	—	(1,125)	(4.7)	—	—	1,200	5.6
Other, net	(31)	(0.1)	(33)	(0.1)	(54)	(0.2)	(193)	(0.9)
Total other income (expense)	4,961	20.2	(5,624)	(23.7)	(26,213)	(123.0)	19,702	92.7
Earnings (loss) before income taxes	4,176	17.0	(6,513)	(27.4)	(28,262)	(132.6)	18,690	87.9

Income tax expense	(8)	(0.1)	(5)	—	(6)	(0.1)	(141)	(0.7)

Net earnings (loss)	4,168	16.9	(6,518)	(27.4)	(28,268)	(132.7)	18,549	87.2

Deemed dividend related to issuance of Series AA convertible preferred stock and amortization of related discount	(217)	(0.9)	(237)	(1.0)	(257)	(1.2)	(279)	(1.3)

Net earnings (loss) available to common stockholders	$3,951	16.0	$(6,755)	(28.4)	$(28,525)	(133.9)	$18,270	85.9

Basic earnings (loss) per share	$0.35		$(0.59)		$(2.44)		$1.37
Diluted loss per share	$(0.06)		$(0.59)		$(2.44)		$(0.05)
(1)	Amounts are as restated, as discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)	See Note 10 to the Consolidated Financial Statements for information regarding workforce reduction charges included in loss from operations in 2004 and 2005.

Management’s Discussion And Analysis Of

Financial Condition And Results Of Operations

For the Years ended January 4, 2004, December 31, 2004 and 2005 and the Three-months ended March 31, 2005 and 2006

Overview

Exabyte Corporation and its subsidiaries (“Exabyte” or the “Company”) is a provider of information storage products, including tape drive and automation products and recording media. Our strategic focus is data backup, restoration and archival applications for workstations, midrange computer systems and networks. Computer manufacturers and resellers require a variety of storage products, which vary in price, performance, capacity and form-factor characteristics to meet their needs for reliable data backup, restoration and archival storage. Our strategy is to offer a broad range of products to address these requirements. Our tape drive products are based on our VXA and MammothTape technologies and our automation products are primarily based upon VXA, and LTO (Ultrium??technologies.

We market our products worldwide to resellers and original equipment manufacturers (“OEMs”) through offices located in the United States, Europe and Asia Pacific. Our proprietary media products are marketed and distributed by our exclusive worldwide distributor, Imation Corp. (“Imation”). We also provide repair services directly to OEMs and our resellers’ customers through our outsourcing partner, Teleplan Service Logistics, Inc. (“Teleplan”).

In connection with our sales agreements with our reseller channel customers, we may provide inventory price protection, stock rotation rights and short-term marketing and consumer rebate programs. For our largest reseller customers, we generally provide all of the above items. The cost of these rights and programs are significant and are a direct reduction of our revenue, but are necessary to increase revenue through this segment of our customers.

OEM customers incorporate our products as part of their own systems, which they then sell to their customers under their own brand name. We believe that increased revenue from OEM customers will be necessary to achieve our business plan. Accordingly, expansion of these relationships has been a key strategic initiative in 2004 and 2005 and will continue to be so in the future. In general, sales to OEMs are at lower prices and lower gross margins. Accordingly, it is imperative that we continue to obtain lower product costs from suppliers to achieve future profitability.

Our business is directly impacted by overall growth in the economies in which we operate and, in particular, in the technology industry sector and business purchasing of technology related products. In addition to the improving economic climate, we believe increasing our market share with OEM customers, expanding revenue in Europe and Asia Pacific, further expansion of revenue from domestic channel distribution customers, and introduction of new products will provide us with more favorable business opportunities. However, there can be no assurance that these factors will result in improved operating results or financial condition.

One of our most significant challenges in 2004 and 2005, was to reduce our product costs to improve our gross margins as well as remaining competitive from a product price standpoint. Although our gross margins increased in both years we continue to work with existing hardware and media suppliers to obtain reduced product costs, as well as expanding the level of manufacturing activities with suppliers in lower cost geographic locations. All of our products are manufactured by suppliers located in China, Japan and Singapore and we will continue to evaluate which areas provide the lowest cost, highest quality services and products. Obtaining overall product cost reductions is an integral factor in our becoming profitable in the future. However, there can be no assurance that we will indeed achieve such cost reductions in the future.

Expense control was a key business initiative for us in 2004 and 2005, and will continue to be so in the future. As we continue to focus on improving our gross margins, constant or decreasing operating costs is an important objective in improving our operating results. In 2004 and 2005, we established cost reduction plans that focused on decreasing discretionary spending in all functional areas, as well as reducing headcount in most areas of the Company. As a result, we have been able to decrease operating costs and position the Company to operate at a lower expense structure in 2005 and into 2006. While we believe our cost structure is currently appropriate to support our operations, an increase in operating costs in the future, both in dollars and as a percentage of revenue, would negatively impact our operating results and our ability to achieve profitability in the future. Accordingly, additional cost reductions, including decreasing headcount, may be necessary in the future.

Our key performance metrics are revenue, gross margin, and operating income or loss, and related operating expenses. As noted above, increasing sales to OEM customers, increasing revenue in markets outside the U.S., achieving reduced product costs from existing and new suppliers, and disciplined operating expense control measures are critical components of our overall business strategy. In addition, providing timely and responsive product service and repair services to our customers is also a standard by which we measure our performance and will be a key component in creating future customer loyalty for our products. Finally, meeting our new product development and technology milestones and schedules on a timely basis is critical to satisfying customer demands for more efficient and cost effective business solutions, as well as remaining competitive with other existing and future products and technologies.

Recent Developments

Convertible Notes and Series AA Preferred Stock

On October 31, 2005, we completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes (“Convertible Notes”) and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in common stock of the Company. The principal amount of the Convertible Notes is convertible into common stock at $1.80 per share. The exercise price of the warrants, which have a five-year term, is also $1.80 per share. The Convertible Notes are collateralized by a security interest in all of our assets and are subordinate to the security interest granted, and our indebtedness, under our line-of-credit agreement with Wells Fargo. See Notes 4 and 7 to the consolidated financial statements included herein for additional information on this transaction.

As a result of the sale of the Convertible Notes, the conversion and exercise price of the Series AA Preferred Stock (“Series AA”) issued in May 2004, and related warrants, was adjusted to the conversion price of the Convertible Notes, or $1.80 per share.

Modification of Media Distribution Agreement

On October 31, 2005, we entered into an amendment to the MDA with Imation, whereby the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales of media to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. Prior to the amendment, the sales prices to Imation were such that they were able to realize a 25% gross margin on sales to third parties. As consideration for the revision of the gross margins, we issued Imation a $5,000,000 note payable, 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock at $1.80 per share, and agreed to a $2,000,000 cash payment or credit to be applied against product purchases by Imation in 2006. In addition, Imation loaned us $2,000,000, which is repayable in December 2006. See Note 11 to the consolidated financial statements included herein for additional information on this transaction.

Reverse Stock Split

Effective for trading on October 31, 2005, we effected a reverse stock split whereby every ten shares of common stock outstanding before the split was combined into one share of outstanding common stock after the split. The reverse split, which did not change the authorized shares of Common Stock, was necessary to facilitate the sale of the Convertible Notes. The authority to effect such reverse split was granted by our shareholders on July 29, 2005, and the split was subsequently adopted by our Board of Directors in October 2005.

Workforce Reductions

During the fourth quarter of 2004 and the first and third quarters of 2005, we terminated employment of approximately 41 full and part-time employees in connection with an overall cost reduction plan. These reductions in force affected employees in all functional areas of the Company, including employees located in Europe, and were necessary to reduce our current cost and personnel structure based on forecasted revenue. In addition, certain of these reductions were directly related to the outsourcing of our technical support function to a third-party. We believe we are appropriately structured from a personnel and cost standpoint; however, additional headcount reductions may be necessary in the future if we continue to incur losses. At March 27, 2006 , the Company had 158 employees.

Critical Accounting Policies and Estimates

The accounting policies noted below are critical in determining our operating results, and represent those policies which involve significant judgments and estimates. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Revenue Recognition and Uncollectible Accounts Receivable

Our revenue recognition policy is significant because the amount and timing of revenue is a key component of our results of operations. We follow the guidance of Staff Accounting Bulletin No. 104 (“SAB 104”), which requires that a series of criteria are met in order to recognize revenue related to product shipment or delivery or the performance of repair services. If these criteria are not met, the associated revenue is deferred until the criteria are met. Generally, these criteria require that there be an arrangement to sell the product, the product has been shipped or delivered in accordance with that arrangement, the sales price is determinable and collectibility is reasonably assured. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from year to year. Additionally, revenue from sales to certain resellers is subject to agreements allowing certain limited rights of return, marketing related rebates and price protection on unsold merchandise held by those resellers. Accordingly, an allowance for estimated future returns, marketing rebates, price protection and promotional programs is provided in the period of sale based on contractual terms and historical data. This allowance is subject to estimates by management in accordance with SAB 104 and, should actual results differ from these estimates, the impact on our operations could be significant.

The distribution fee (as adjusted) we received in connection with the Media Distribution Agreement (“MDA”), discussed in Note 11 to the Consolidated Financial Statements was recorded as deferred revenue and is being amortized using the straight-line method over ten years, which represents the estimated period over which existing media products at the commencement of the MDA will be sold. In addition, under certain circumstances the distribution fee may be refundable on a pro-rata basis over a ten year period from the date of the MDA.

We currently estimate our allowance for uncollectible accounts based on known exposure for specific accounts, as well as historical bad debt experience. Our adherence to our established credit policies, including the monitoring of the financial condition of our customers, is critical to minimizing future bad debts.

Inventory Valuation and Reserves

Our inventory is a significant component of our total assets. In addition, the carrying value of inventory directly impacts our gross margins and operating results. Our inventory is recorded at the lower of cost or market, cost being determined under the first-in, first-out method. In addition, we must determine if reserves are required for excess or obsolete inventory for existing products, including products that will be discontinued in the near term, or future sales which may result in a loss. This determination requires significant judgment by management relating to future revenue by product and the estimated life cycles of certain products in a rapidly changing and highly competitive technology marketplace. Our ability to make accurate estimates regarding inventory usage and valuation is integral to minimizing inventory related charges in the future, and the extent of future charges could be impacted by unknown events or circumstances and the effect on our estimates.

Goodwill

Our business combination with Ecrix in November 2001 resulted in a significant amount of goodwill. Under FAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized to operations, but is assessed periodically for potential impairment based on estimates by management. An impairment may be indicated by a significant decrease in the trading price of our common stock and if such a decrease occurs, additional procedures are required to determine if the carrying value of the goodwill exceeds its implied fair value. Any impairment charge indicated by these tests could be significant to future operating results. As of December 31, 2004 and 2005, we have concluded that we have no goodwill impairment.

Derivative Financial Instruments

The Series AA and Convertible Notes include certain terms, conditions and features which are separately accounted for as embedded derivative liabilities at estimated fair value. In addition, the related warrants issued in connection with both of these instruments are also separately accounted for as freestanding derivative liabilities at estimated fair value. The determination of fair value includes significant estimates by management including the term of the instruments, volatility of the price of our common stock, interest rates and the probability of conversion, redemption or a future dilutive financing transaction, among other items. The fluctuations in estimated fair value may be significant from period-to-period which, in turn, may have a significant impact on our reported financial condition and results of operations.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has recently issued certain accounting pronouncements that may impact our business. For a complete discussion of these accounting pronouncements, see Note 18 to the Consolidated Financial Statements in this Annual Report on Form 10-K.

RESULTS OF OPERATIONS FOR THE YEARS ENDED JANUARY 3, 2004 AND DECEMBER 31, 2004 AND 2005

The following table presents the components of the Company’s Consolidated Statements of Operations in dollars, and as a percentage of revenue, and the percentage increase or decrease in each component from year to year for the three years ended January 3, 2004, and December 31, 2004 and 2005.

Consolidated Statements Of Operations

(In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)
	Fiscal Years Ended
	January 3 , 2004			December 31, 2004 (1)			December 31, 2005
	$	% of Revenue	% Increase (decrease)	$	% of Revenue	% Increase (decrease)	$	% of Revenue

Net revenue	$94,169	100.0	8.4	$102,051	100.0	(10.9)	$90,968	100.0
Cost of goods sold	78,576	83.4	(2.0)	76,997	75.4	(15.1)	65,395	71.9
Gross profit	15,593	16.6	60.7	25,054	24.6	2.1	25,573	28.1

Operating expenses:
Selling, general and administrative	30,084	31.9	(20.9)	23,783	23.3	(12.1)	20,913	23.0
Engineering, research and development	9,826	10.4	(5.9)	9,244	9.1	1.6	9,395	10.3
Lease terminations and related costs	4,707	5.0	(100.0)	—	—	—	—	—
Total operating expenses	44,617	47.3	(26.0)	33,027	32.4	(8.2)	30,308	33.3
Loss from operations	(29,024)	(30.7)	72.5	(7,973)	(7.8)	40.6	(4,735)	(5.2)

Other income (expense):
Interest expense	(12,859)	(13.7)	87.7	(1,581)	(1.5)	(24.0)	(1,960)	(2.2)
Change in estimated fair value of derivative financial instruments	—	—	100.0	35,074	34.3	(110.9)	(3,807)	(4.2)
Other financing costs	—	—	100.0	(1,330)	(1.3)	(48.0)	(1,964)	(2.2)
Gain (loss) on foreign currency translation	(1,851)	(2.0)	94.3	(105)	(0.1)	855.2	793	0.9
Litigation settlements, net	—	—	—	—	—	100.0	75	0.1
Other, net	130	0.1	(259.2)	(208)	(0.2)	(49.5)	(312)	(0.3)
Total other income (expense)	(14,580)	(15.6)	318.5	31,850	31.2	(122.6)	(7,175)	(7.9)
Earnings (loss) before income taxes	(43,604)	(46.3)	154.8	23,877	23.4	(149.9)	(11,910)	(13.1)

Income tax expense	(88)	(0.1)	46.6	(47)	—	(240.4)	(160)	(0.2)

Net earnings (loss)	(43,692)	(46.4)	154.6	23,830	23.4	(150.7)	(12,070)	(13.3)

Deemed dividends:
Beneficial conversion of preferred stock	(556)	(0.6)	(100.0)	—	—	—	—	—
Exchange of preferred stock	—	—	100.0	(4,225)	(4.1)	100.0	—	—
Issuance of Series AA convertible preferred stock and amortization of related discount	—	—	(100.0)	(45,404)	(44.5)	97.8	(990)	(1.1)

Net loss available to common stockholders	$(44,248)	(47.0)	143.2	$(25,799)	(25.2)	49.3	$(13,060)	(14.4)

Basic and diluted loss per share	$(6.96)		126.0	$(2.44)		54.9	$(1.10)

(1)	Amounts are as restated, as discussed more fully herein and in Note 8 to the consolidated financial statements.

Net Revenue by Product Type and Technology Platform

The following tables present our revenue by product type in dollars (in thousands) and as a percentage of net revenue for each year presented:

Fiscal Year Ended

	2003	2004	2005
Drives	$28,415	$32,666	$20,685
Automation	13,444	24,036	33,431
Media	44,457	41,146	35,705
Service and other	9,077	7,413	5,355
Sales allowances	(1,224)	(3,210)	(4,208)
	$94,169	$102,051	$90,968

	Fiscal Year Ended
	2003	2004	2005
Drives	30.2%	32.0%	22.7%
Automation	14.3	23.5	36.8
Media	47.2	40.3	39.2
Service and other	9.6	7.3	5.9
Sales allowances	(1.3)	(3.1)	(4.6)
	100.0%	100.0%	100.0%

The following tables present our revenue by technology platform in dollars (in thousands) and as a percentage of net revenue for each year presented. For a description of VXA, Legacy and LTO technologies and related products, see “Our Business” section included herein:

	Fiscal Year Ended
	2003	2004	2005
VXA	$31,974	$58,193	$49,337
Legacy	52,007	28,200	17,721
LTO	7,962	12,259	23,915
Other, non-allocable	2,226	3,399	(5)
	$94,169	$102,051	$90,968

	Fiscal Year Ended
	2003	2004	2005
VXA	34.0%	57.0%	54.2%
Legacy	55.2	27.6	19.5
LTO	8.4	12.0	26.3
Other, non-allocable	2.4	3.4	—
	100.0%	100.0%	100.0%

Fiscal 2005 Compared to 2004

Our net revenue decreased 10.9% from $102,051,000 in 2004 to $90,968,000 in 2005. As expected, revenue from Legacy hardware and media products continued to decline in 2005, and decreased $10,479,000, or 37.1%, in 2005. Substantially all Legacy (Mammoth) hardware products have been discontinued as of December 31, 2005 and revenue from Legacy media products is expected to continue to decline, but at a decreasing rate, in the future. VXA-related revenue decreased $8,856,000, or 15.2%, in 2005. VXA drive revenue decreased 24.6% in 2005 due to a decrease in shipments to both OEM and distributor/reseller customers, as we experienced a revenue shift from stand-alone drives to automation. In addition, during the last half of 2004, our largest OEM customer purchased an increased number of VXA drives to meet the one-time demand of a significant customer. This OEM customer also decreased its inventory levels during the third quarter of 2005 in anticipation of the introduction of new drive products in the fourth quarter of 2005, which resulted in decreased revenue during 2005. Overall drive revenue from OEM customers decreased 37.9% and revenue from distribution/reseller customers decreased 36.9% in 2005. The VXA PL1 automation product, which was introduced in the first quarter of 2004, contributed significant revenue in 2004, as we experienced strong initial customer demand for this new product. Accordingly, VXA automation revenue decreased 10.3% in 2005, as compared to the new product revenue stream in the prior year. VXA media revenue, which is directly impacted by hardware shipments and sales, decreased 8.8% in 2005. LTO automation revenue increased $11,656,000 or 95.1% in 2005, primarily due to increased shipments of our new Magnum 2 1X7 product and our 110L and 221L automation products, to both OEM and distribution reseller customers.

As a percentage of total net revenue, revenue from drives decreased in 2005, as compared to 2004, due to decreased shipments of Mammoth and VXA drives to OEM and distributor/reseller customers, as noted above. Net revenue from automation products increased significantly from 23.5% of total net revenue in 2004 to 36.8% of total net revenue in 2005. This increase is a result of increased shipments of LTO automation products, including the new Magnum 2 1X7 product which was introduced in the fourth quarter of 2004, net of a decrease in revenue from the VXA PL1 product, as noted above. Media revenue remained relatively consistent as a percentage of total net revenue from 2004 to 2005, although Legacy media revenue decreased $2,991,000 and VXA related media revenue decreased $2,044,000 in 2005. The decreasing installed base of Mammoth drives and lower VXA hardware shipments during 2005 contributed to these decreases. Total revenue from service and other decreased in both dollars and as a percentage of total net revenue in 2005, as compared to 2004, due to the decreasing installed base of Mammoth drives and the impact on service revenue. Related service and repair costs also decreased in 2005, as compared to 2004. Sales allowances increased 31.1% in 2005, versus 2004, as sales promotion activities and programs increased, particularly for our newer VXA and LTO automation products. Stock rotation activity and product returns also increased from year to year as we transitioned to our newer products.

Fiscal 2004 Compared to 2003

Our net revenue increased by 8.4% from $94,169,000 in 2003 to $102,051,000 in 2004. This increase was primarily due to increased revenue from automation products based on both the VXA and LTO technologies, and increased shipments of VXA drives to OEM customers. Our limited liquidity and overall financial condition in 2003 resulted in decreased inventory shipments from suppliers, particularly for automation products. In addition, acceptance of VXA Packet Technology by OEMs required longer than anticipated sales lead times while Mammoth and other legacy products continued to decline at an increasing rate in 2003, both of which events impacted 2003 revenue. As a percentage of total net revenue, revenue from drives and automation both increased in 2004 versus 2003. Unit shipments of VXA- drives increased 67%, while shipments of M2 drives decreased 38%, as expected. The dollar increase in drive revenue was impacted by a higher concentration of shipments to OEM customers at lower unit sales prices. Automation revenue increased due to the introduction of new VXA and LTO products during the first and fourth quarters of 2004, respectively, which contributed $9,590,000 and $1,159,000 of revenue during the year. In addition, shipments of legacy LTO automation products from suppliers increased to more historical levels in 2004, as our liquidity improved during the year. These increased shipments resulted in increased revenue from established LTO automation products during 2004. Although unit shipments of media products increased during 2004, revenue from these products decreased in both dollars and as a percentage of total net revenue. This decrease is due to overall lower unit sales prices in 2004, as compared to 2003, resulting from the consummation of the MDA with Imation in the fourth quarter of 2003. The increase in media unit shipments is primarily due to increased sales of VXA drive and automation products and the resulting increased shipments of related media products, net of a decrease in shipments of legacy media products. Total net revenue from service and other decreased in 2004 as a result of the outsourcing of our repair operation to Teleplan in 2003, and the continued decrease in the number of higher service cost M2 drives under warranty. Sales allowances increased to more historical levels in 2004 and include the cost of sales programs and rebates, product returns and stock rotation activity by distribution channel customers.

Net Revenue by Customer Type

The following table presents our revenue from different types of customers as a percentage of net revenue for each of the following years:

	Fiscal Year Ended
	2003	2004	2005
Distributor/Reseller	68.5%	70.0%	73.0%
OEM	20.4	24.3	23.1
End user and other	11.1	5.7	3.9
	100.0%	100.0%	100.0%

Fiscal 2005 Compared to 2004

Revenue from OEM customers decreased $3,798,000, or 15.3% in 2005, as compared to 2004. Revenue from the sale of Mammoth drives to OEM customers decreased $4,998,000 in 2005, as compared to 2004 as a result of this product being discontinued in 2005. In addition, as noted above, revenue from shipments of VXA drives to OEM customers decreased $1,221,000 in 2005, primarily due to increased shipments in the last half of 2004 to meet the one-time demand of a significant customer. Our ongoing efforts to expand our revenue base with our OEM customers is a key component of our business plan and our ability to return to profitability. Revenue from OEM customers for LTO Automation products increased $2,132,000, or 35.5% in 2005 versus 2004, primarily due to increased demand from one OEM customer.

Revenue from distributor/reseller customers increased as a percentage of revenue in 2005, as compared to 2004, primarily due to increased demand for our newer VXA and LTO related automation products. Revenue from sales to Imation, the exclusive distributor of our media products, is included in the distributor/reseller category and decreased in 2005 due to lower shipments of VXA based hardware products. Revenue from end user customers (primarily service and repair) decreased as a percentage of total revenue due to a decrease in service revenue related to our Legacy hardware products. We intend to focus our efforts on generating increased awareness and demand for our VXA product line and our LTO automation products in the worldwide distribution channel.

Fiscal 2004 Compared to 2003

Revenue from OEM customers continued to increase in 2004, as shipments of VXA drives and automation products, as well as LTO automation products, increased from 2003 levels. OEM revenue was also affected by the continuing decrease in sales of Mammoth products to OEM customers. Sales of hardware and media products to distribution customers, including Imation, also increased due to increased shipments of these newly introduced products and related media. The decrease in end user and other revenue in 2004 is due to lower service and repair sales.

Net Revenue by Geographic Region

Geographically, revenue is attributed to the customer’s location. The following table summarizes our revenue by geographic region as a percentage of total net revenue:

	Fiscal Year Ended
	2003	2004	2005
United States	69.1%	71.2%	69.6%
Europe	22.7	22.8	26.5
Asia Pacific	7.7	4.5	3.5
Other	0.5	1.5	0.4
	100.0%	100.0%	100.0%

Fiscal 2005 Compared to 2004

Revenue from customers in Europe/Middle East increased in 2005 due to an increase in revenue from our largest OEM customer in Europe relating to our LTO automation products. In addition, revenue from OEM customers in the U.S. decreased in 2005, as noted above. Revenue in Europe continues to be concentrated with OEM customers, while Asia Pacific revenue relates primarily to distributor/reseller customers. Acceptance of our VXA technology has been slower than expected in both Europe and Asia Pacific. Expansion of revenue from both OEM and distribution customers in both Europe and Asia Pacific is a key component of our future business strategy, as we believe our market share in both regions is below expectation.

Fiscal 2004 Compared to 2003

Revenue from domestic customers increased to 71.2% of total net revenue in 2004 from 69.1% in 2003. Revenue from the Europe and Asia Pacific regions was impacted by the MDA with Imation for media shipments, as discussed below. In Europe, increased OEM revenue was offset by decreased distribution revenue in the region. In Asia Pacific, hardware sales remained flat or decreased as sales lead times for both new OEM and distribution customers were longer than anticipated. Increasing revenue from customers outside of the U.S. is a key component of our business strategy in 2005 and thereafter, and will require additional marketing and sales resources to expand our market share in these geographic areas.

In 2004, a substantial portion of our media shipments were to Imation’s domestic locations. Imation then distributed the media to its customers in countries throughout the world. Accordingly, this revenue is included in the United States geographic region for 2004, and decreased revenue allocated to other geographic regions, as presented in the above table.

Significant Customers

The following table summarizes customers who accounted for 10% or more of revenue, and other significant customers, for the years presented:

	Fiscal Year Ended
	2003	2004	2005
Imation	8.8%	39.8%	40.6%
Tech Data	16.2	10.5	16.1
Ingram Micro	16.0	9.0	11.7
Fujitsu Siemens	5.9	8.7	9.8
IBM	6.8	12.9	8.5

No other customers accounted for 10% or more of sales in any of these years. We cannot ensure that revenue from these or any other customers will continue to represent the same percentage of our revenue in future periods.

Cost of Sales and Gross Margin

Our cost of goods sold includes the actual cost of all materials, labor and overhead incurred in the manufacturing and service processes, as well as certain other related costs, which include primarily provisions for warranty repairs and inventory reserves.

Fiscal Year 2005 Compared to 2004

Cost of goods sold decreased from $76,997,000 in 2004 to $65,394,000 in 2005. Gross margin percentages increased from 24.6% in 2004 to 28.1% in 2005. Gross margin for 2004 was negatively impacted by a higher concentration of revenue from OEM customers at lower margins, while gross margins for 2005 were positively impacted by overall lower hardware product costs, a more favorable product mix, which included increased automation revenue at higher margins, as well as increased revenue from distributor/reseller customers at higher margins. Margins in 2005 also improved due to decreased service and warranty costs, primarily due to an overall decrease in Mammoth drives returned for service. Gross margins for 2005 include a provision for excess and obsolete inventory of $1,600,000 compared to a provision of $1,150,000 for 2004.

Fiscal Year 2004 Compared to 2003

Cost of goods sold decreased from $78,576,000 in 2003 to $76,997,000 in 2004, although revenue increased 8.4% in 2004. Gross margin percentage increased to 24.6% in 2004, as compared to 16.6% in 2003, due primarily to increased revenue from automation products at higher margins, overall lower drive product costs and a decreased provision for excess and obsolete inventory in 2004. Such provisions totaled $9,814,000 in 2003 versus $1,150,000 in 2004. These provisions had a 10.4% and 1.1% negative impact on the overall gross margin in 2003 and 2004, respectively. Gross margins were positively impacted in both 2004 and 2003 by lower warranty costs resulting from a decrease in M2 drives under warranty and an overall decrease in warranty cost per unit. Gross margins in 2004 were negatively impacted by a higher percentage of revenue from OEM customers and decreased margins on media sales resulting from the Imation Media Distribution Agreement discussed previously. Gross margins for 2003 were also negatively impacted by increased OEM sales, as well as the effect of foreign currency fluctuation on product purchases denominated in Yen at a fixed conversion rate during the first quarter of the year.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses include salaries, sales commissions, professional fees, advertising expenses and marketing programs.

Fiscal Year 2005 Compared to 2004

SG&A expenses decreased from $23,783,000 in 2004 to $20,913,000 for 2005, a 12.1% decrease. The decrease is primarily due to overall cost control measures, including headcount reductions in the fourth quarter of 2004 and in 2005, in our domestic and European sales functions. In addition, technical support costs decreased as a result of the outsourcing of this function in the first quarter of 2005. Professional fees increased in 2005 due to increased legal, investor relations and patent renewal fees.

Fiscal Year 2004 Compared to 2003

SG&A expenses decreased from $30,084,000 in 2003 to $23,783,000 for 2004. SG&A expenses in 2003 included $5,962,000 for bad debt expense related to a major customer. SG&A for 2004 decreased as a result of headcount reductions in the latter portion of 2003, the impact of which was primarily realized in 2004, and additional headcount reductions in the fourth quarter of 2004, as well as overall cost control measures, which included limitations on expenses and new hiring. SG&A expenses in 2004 increased as a result of increased sales and marketing and advertising programs designed to increase the market awareness of VXA technology and related products. SG&A expense in 2004 includes $175,000 related to compliance with the Sarbanes-Oxley Act of 2002.

Engineering, Research And Development

Engineering, research and development expenses include salaries, third-party development costs and prototype expenses.

Fiscal Year 2005 Compared to 2004

Engineering, research and development expenses increased slightly from $9,244,000 in 2004 to $9,395,000 in 2005. Decreases resulting from headcount reductions were offset by increased engineering costs related to the development of several new products, which were introduced in 2005, or will be introduced in 2006. Management believes that the Company continues to have the necessary resources in place to meet all technology development related milestones.

Fiscal Year 2004 Compared to 2003

Engineering, research and development expenses decreased from $9,826,000 in 2003 to $9,244,000 for 2004. The decrease in 2004 is the result of the net impact of headcount reductions and an increase in costs incurred in developing new VXA and LTO drive and automation products.

Lease Terminations and Related Costs

During the third quarter of 2003, we were in default under three lease agreements for facilities due to delinquent rental payments. For the first property, which included our headquarters, the lessor terminated the original lease and subsequent short-term lease on June 30, 2003, and we ceased use of the building on that date. Remaining lease payments under the original lease total approximately $1,600,000. The lessor under this lease commenced litigation against the Company and claimed damages relating to the rental default and an alleged failure to maintain the leased premises. In October 2003, we reached a settlement with the lessor for the payment of the remaining lease payments over a one-year period commencing in November 2003.

In September 2003, we entered into a note payable in the amount of $3,060,000 with the lessor of certain of our office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due and bears interest at the prime rate for the first year (4.0% at September 27, 2003), 6.0% for years two through four and 10.0% for year five. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount will be recognized over the term of the note as additional interest expense using the effective interest method. We also settled our obligation under a third lease for our former San Diego, California sales office space, which totaled approximately $170,000.

As a result of the lease terminations and settlements and the Company ceasing to use the leased facilities, we recorded lease termination expense and related costs totaling $4,707,000 in 2003. Included in this amount is $4,498,000 of past and future rental payments and $972,000 of accelerated amortization of leasehold improvements, less $763,000 of related deferred rent concessions.

Other Income (Expense), Net

Other income (expense), net consists primarily of changes in the fair value of derivative liabilities, a one-time sale of technology, interest income and expense, litigation settlements, foreign currency fluctuation gains and losses and other miscellaneous items.

Fiscal Year 2005 Compared to 2004

Change in estimated fair value of derivative financial instruments represents the net fluctuation in estimated fair value of the various derivative liabilities recorded in 2004 and 2005. In 2005, the net charge of $3,807,000 relates to the changes in fair value of the basic conversion feature, the anti-dilution feature included therein, and the warrants related to both the Series AA issued in 2004 and the Convertible Notes issued in October 2005. The primary factors affecting the estimated fair value of these derivative liabilities in 2005 were the quoted price of our common stock, the estimated volatility of such common stock price, and management’s estimate of the probability of a dilutive financing transaction occurring in 2005. Other financing costs represent the charge for the excess of the initial fair value of the derivative liabilities over the proceeds of the Convertible Notes offering in October 2005. In 2004, the change in value and other financing costs relate only to the Series AA. See Note 7 to the consolidated financial statements.

For 2005, interest expense relates to borrowings under our bank lines of credit, notes payable to suppliers and Convertible Notes and notes payable to Imation issued on November 1, 2005. Borrowings under the lines of credit were higher in 2004 (prior to the completion of the Series AA preferred stock transaction in May 2004) and the first nine months of 2005 includes a $100,000 prepayment fee relating to the termination of the Silicon Valley Bank loan agreement. In addition, the interest rate on our line of credit with our bank was higher in 2005 due to increases in the prime rate.

We will have higher interest expense in the future as a result of the Convertible Notes transaction completed on October 31, 2005 and the transactions on that date with Imation. The allocation of the proceeds from the Convertible Notes to the various derivative liabilities noted above, resulted in debt discount equal to the $9,550,000 face value of the Convertible Notes, which amount is being amortized to interest expense over the term of the Convertible Notes using the effective interest method.

The result of foreign currency translations were a gain of $793,000 and a loss of $105,000 for 2005 and 2004, respectively, which were primarily due to fluctuations in the Japanese Yen and the Euro against the U.S. Dollar during the years, and the resulting effect of the translation of a note payable to a supplier denominated in Yen.

In the second and fourth quarters of 2005 we recorded a charge for settlement of litigation of $1,125,000 and proceeds from a litigation settlement of $1,200,000, respectively. See Note 12 to the consolidated financial statements.

Fiscal Year 2004 Compared to 2003

Change in estimated fair value of derivative financial instruments represents the net fluctuation in estimated fair value of the various derivative liabilities recorded in 2004. In 2004, the net benefit of $35,074,000 relates to the changes in fair value of the basic conversion feature, the anti-dilution feature included therein, and the warrants related to the Series AA issued in 2004. The primary factors affecting the estimated fair value of these derivative liabilities in 2004 were the quoted price of our common stock, the estimated volatility of such common stock price, and management’s estimate of the probability of a dilutive financing transaction occurring in 2004. Other financing costs represent the charge for the excess of the initial fair value of derivative liabilities in May 2004, over the carrying value of the Series AA. See Note 7 to the consolidated financial statements.

In 2004, other income (expense) includes cash interest expense of $1,581,000 incurred on our bank line of credit and notes payable to suppliers and others, which decreased in 2004, compared to 2003, due primarily to lower outstanding balances on our line of credit during the year.

The result of foreign currency translations was a loss of $1,851,000 in 2003, primarily due to a significant strengthening of the Yen and the Euro against the U.S. dollar in the last half of 2003. Although fluctuations from quarter to quarter in 2004 were significant, the net impact of foreign currency fluctuations was a loss of $105,000 for the year.

Taxes

In 2003, 2004 and 2005, we recognized tax expense of $88,000, $47,000 and $160,000 respectively, related to our foreign operations. Based on cumulative operating losses over the prior five years and the uncertainty regarding future profitability, we continue to reserve 100% of our deferred tax assets. We believe a 100% valuation allowance will be required until we achieve a consistent and predictable level of profitability.

At December 31, 2005, we had domestic net operating loss carry forwards available to offset future taxable income of approximately $218,000,000, which expire between 2006 and 2025. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Due to a cumulative ownership change of more than 50% over a three-year period which occurred in November 2001 in connection with the Ecrix acquisition, the portion of Exabyte’s and Ecrix’s pre-business combination tax carryovers totaling $153,000,000 that can be utilized in any one taxable year for federal tax purposes is limited to approximately $1,200,000 per year through 2021. Ownership changes after December 31, 2005 could further limit the utilization of our remaining net operating loss carry forward of $65,000,000, in addition to any losses incurred subsequent to December 31, 2005. As of December 31, 2005, we had approximately $84,000,000 of total net operating loss carryforwards that may be used to offset future taxable income.

Loss Per Share

Basic and diluted loss per share was $6.96, $2.44 and $1.10 in 2003, 2004 and 2005, respectively. Included in the 2003, 2004 and 2005 per share calculations is $556,000, $49,629,000 and $990,000 of deemed dividends related to the beneficial conversion features of the Company’s preferred stock, the exchange of preferred stock and the issuance of the Series AA preferred stock. Outstanding common shares increased throughout 2004 and 2005 due to the payment of dividends on preferred stock paid in common shares. In addition, outstanding common shares increased significantly in 2003 due to shares issued for loan guaranties. The effect of convertible notes, convertible preferred stock and common stock options were antidilutive in 2005, 2004 and 2003.

Restatement of Previously Issued Financial Statements

In connection with the preparation of its fiscal 2005 consolidated financial statements, and the evaluation of the accounting treatment for the sale of the Convertible Notes in October 2005 and the related impact on the accounting for the Series AA issued in 2004, the Company reviewed its original accounting for the Series AA transaction. Upon completion of such evaluation and review, the Company’s Audit Committee determined that the accounting for the Series AA transaction should be revised, whereby the Series AA will be classified as temporary equity, rather than permanent equity. This determination was based on a re-evaluation of certain conditional redemption features within the Series AA instrument and their impact on the classification of the Series AA. The events and circumstances that may not be solely within the Company’s control and that could result in the Series AA being redeemable generally relate to the Company’s ability to: (1) deliver registered shares to Series AA holders in a number of circumstances or (2) pay amounts owed as the result of the occurrence of an “Event” as defined in the registration rights agreement entered into between the Company and the Series AA purchasers. Events under the registration rights agreement generally relate to maintaining an effective registration statement covering the common shares underlying the Series AA and related warrants. In addition, it was determined that the Series AA basic conversion feature, and the anti-dilution feature included therein, should be separately accounted for as embedded derivatives, and the Series AA warrants should be separately accounted for as a freestanding derivative under SFAS 133. It was also determined that all such derivative instruments meet the requirements for liability, rather than equity, classification under EITF 00-19. These features and warrants were not originally accounted for as derivative liabilities.

In the restated financial statements, the derivative instruments have been recorded initially at an estimated fair value of $46,239,000, with subsequent adjustments to the future estimated fair value included in the statement of operations. Further, upon allocation of the entire carrying value of the Series AA in the amount of $44,909,000 to the derivative liabilities, a deemed dividend (and decrease in additional paid-in-capital) in the amount of $44,909,000 was recorded to restore the Series AA to the stated liquidation value. To the extent that the fair value of the derivative liabilities exceeded the carrying value of the Series AA, a charge for other financing costs equal to such excess amount of $1,330,000 was recorded upon the consummation of the Series AA transaction. No such deemed dividend or charge were originally recorded. Finally, the Company determined that the provisions of SAB 68 should be applied to the Series AA instrument, resulting in a discount on the Series AA in the amount of $7,463,000 and an increase in deemed dividends resulting from the amortization of such discount in the amount of $495,000 in 2004. Adjustments to record the derivative liabilities at the estimated fair value and the amortization of the discount on the Series AA were also necessary for the first three quarters of 2005.

As a result of the above revisions, the consolidated financial statements as of and for the three months ended June 30, September 30, and December 31, 2004, and March 31, June 30 and September 30, 2005 and for the year ended December 31, 2004 have been restated to reflect the revised accounting treatment, as follows (in thousands, except per-share data):

	As of or for the three months ended
	June 30, 2004		September 30, 2004		December 31, 2004
	As reported	As restated	As reported	As restated	As reported	As restated
Statement of Operations:
Net revenue	$26,620	$26,620	$23,566	$23,566	$25,726	$25,726
Gross Profit	7,447	7,447	4,962	4,962	6,559	6,559
Loss from operations	(1,130)	(1,130)	(3,514)	(3,514)	(1,216)	(1,216)
Change in estimated fair value of derivative financial instruments	—	(3,961)	—	30,387	—	8,648
Other financing costs	—	(1,330)	—	—	—	—
Net earnings (loss)	(456)	(5,747)	(3,881)	26,507	(2,267)	6,380
Deemed dividends – issuance of Series AA and amortization of related discount	—	(45,024)	—	(181)	—	(199)
Net earnings (loss) available to common shareholders	(4,681)	(54,996)	(3,881)	26,326	(2,267)	6,181
Basic earnings (loss) per share	(0.44)	(5.12)	(0.37)	2.41	(0.20)	0.56
Diluted loss per share	(0.44)	(5.12)	(0.37)	(0.24)	(0.20)	(0.14)

Balance Sheet:
Current assets	$35,972	$35,972	$28,635	$28,635	$29,093	$29,093
Current liabilities	26,561	26,561	21,925	21,925	26,105	26,105
Notes payable, less current portion	8,217	8,217	10,090	10,090	9,183	9,183
Derivative financial instruments, at estimated fair value	—	50,200	—	19,813	—	11,165
Deferred revenue and other non-current liabilities	17,694	17,694	16,757	16,757	16,443	16,443
Series AA convertible preferred stock, net	—	37,561	—	37,742	—	37,941
Stockholders’ deficit	(5,625)	(93,386)	(9,484)	(67,039)	(11,752)	(60,858)

	As of or for the year ended
	December 31, 2004
	As reported	As restated
Statement of Operations:
Net revenue	$102,051	$102,051
Gross Profit	25,054	25,054
Loss from operations	(7,973)	(7,973)
Change in estimated fair value of derivative financial instruments	—	35,074
Other financing costs	—	(1,330)
Net earnings (loss)	(9,914)	23,830
Deemed dividends – issuance of Series AA and amortization of related discount	—	(45,404)
Net loss available to common shareholders	(14,139)	(25,799)
Basic and diluted loss per share	(1.34)	(2.44)

Balance Sheet:
Current assets	$29,093	$29,093
Current liabilities	26,105	26,105
Notes payable, less current portion	9,183	9,183
Derivative financial instruments, at estimated fair value	—	11,165
Deferred revenue and other non-current liabilities	16,443	16,443
Series AA convertible preferred stock, net	—	37,941
Stockholders’ deficit	(11,752)	(60,858)

	As of or for the three months ended
	March 31, 2005		June 30, 2005		September 30, 2005
	As reported	As restated	As reported	As restated	As reported	As restated
Statement of Operations:
Net revenue	$24,623	$24,623	$23,776	$23,776	$21,306	$21,306
Gross Profit	7,168	7,168	7,068	7,068	5,822	5,822
Loss from operations	(785)	(785)	(889)	(889)	(2,049)	(2,049)
Change in estimated fair value of derivative financial instruments	—	5,099	—	(4,311)	—	(25,972)
Net earnings (loss)	(931)	4,168	(2,207)	(6,517)	(2,296)	(28,268)
Deemed dividends – amortization of discount of Series AA	—	(217)	—	(237)	—	(257)
Net earnings (loss) available to common shareholders	(931)	3,951	(2,207)	(6,754)	(2,296)	(28,525)
Basic earnings (loss) per share	(0.08)	0.35	(0.19)	(0.59)	(0.20)	(2.44)
Diluted loss per share	(0.08)	(0.06)	(0.19)	(0.59)	(0.20)	(2.44)

Balance Sheet:
Current assets	$28,970	$28,970	$26,638	$26,638	$22,546	$22,546
Current liabilities	29,047	29,047	30,843	30,843	30,651	30,651
Notes payable, less current portion	7,410	7,410	6,078	6,078	4,827	4,827
Derivative financial instruments, at estimated fair value	—	6,066	—	10,377	—	36,349
Deferred revenue and other non-current liabilities	16,059	16,059	15,510	15,510	15,039	15,039
Series AA convertible preferred stock, net	—	38,158	—	38,395	—	38,652
Stockholders’ deficit	(12,644)	(56,868)	(14,794)	(63,566)	(17,045)	(92,046)

            The aforementioned revisions did not result in an adjustment to net cash provided or used by operating, investing or financing activities for any of the periods or year presented above.

Liquidity And Capital Resources

Please see “Results of Operations for the Three Months Ended March 31, 2005 and 2006 – Liquidity and Capital Resources” below.

Cash Flows - 2005

As of December 31, 2005, we have $430,000 in cash and cash equivalents and negative working capital of $1,042,000. During 2005, we had $4,880,000 in cash used by operating activities, $1,855,000 used by investing activities and $6,721,000 provided by financing activities.

The components of cash provided by operations include our net loss of $12,070,000, adjusted for depreciation and amortization expense, provision for uncollectible accounts receivable and sales returns and programs, change in estimated fair value of derivative financial instruments, other non-cash financing costs, amortization of deferred revenue, provision for excess and obsolete inventory, provision for settlement of litigation, amortization of debt discount, stock-based compensation and interest expense, gain on foreign currency translation and other non-cash items, all of which totaled cash provided of $8,592,000. In addition, cash flows from operating activities in 2005 were impacted by an increase in accounts receivable of $942,000 resulting from increased sales in the last month of the year, a decrease in inventory of $3,033,000, as we decreased our finished goods inventory to improve liquidity, and a decrease in accounts payable and accrued liabilities of $4,210,000. Cash provided by financing activities is comprised primarily of net borrowings on the bank line-of-credit, and proceeds from convertible notes and other notes payable, net of payments on notes payable to suppliers of $2,355,000. Cash used by investing activities relates to the purchase of equipment and tooling related to new product development activities.

Our cash from operations can be affected by the risks involved in our operations, including revenue growth, the successful introduction and sales of new product offerings, control of product costs and operating expenses, and overall management of working capital items.

Cash Flows - 2004

As of December 31, 2004, we had $444,000 in cash and cash equivalents and working capital of $2,988,000. During 2004, we had $13,357,000 in cash used by operating activities, $1,761,000 used by financing activities and $8,583,000 provided by investing activities.

The components of cash used by operations include our net earnings of $23,830,000, adjusted for depreciation and amortization expense, stock-based interest expense, provision for uncollectible accounts receivable and sales returns and programs, change in estimated fair value of derivative financial instruments, other financing costs, amortization of deferred revenue, provision for excess and obsolete inventory, stock based compensation and loss on foreign currency translation and other non-cash items, all of which totaled cash used of $31,441,000. In addition, cash flows from operating activities in 2004 was impacted by a decrease in accounts receivable of $627,000 resulting from increased collections and a decrease in days-sales-outstanding, an increase in inventory of $1,463,000 due to an increase in finished goods inventory to take advantage of lower freight costs for ocean shipments of product and to meet customer demands in the first quarter of 2005, and a decrease in accounts payable and accrued liabilities of $3,672,000 due primarily to the settlement of a stock-based interest liability and certain inventory purchase commitments. Cash used by financing activities is comprised primarily of net payments on the bank line-of-credit and other notes payable of $15,228,000 and the net proceeds from the sale of preferred stock of $23,811,000. Cash used by investing activities relates to the purchase of equipment and leasehold improvements.

Cash Flows - 2003

As of January 3, 2004, we had $6,979,000 in cash and cash equivalents and negative working capital of $6,561,000. In January 2004, we used a substantial portion of our cash balance to repay our bank line-of-credit balance of $6,498,000. During 2003, we had $23,258,000 in cash provided by operating activities, $2,393,000 used by financing activities and $14,550,000 used by investing activities.

The components of cash provided by operations include our net loss of $43,692,000, reduced by depreciation and amortization expense, stock-based interest expense, provision for uncollectible accounts receivable and sales returns and programs, provision for excess and obsolete inventory, lease termination expense and loss on foreign currency translation, all of which totaled $35,290,000. In addition, cash flows from operating activities in 2003 was impacted by (1) a decrease in accounts receivable of $11,808,000 resulting from a reduction in days-sales-outstanding from 127 days at December 28, 2002 to 56 days at January 3, 2004, as well as the write-off of a $5,962,000 receivable balance from a significant customer that filed bankruptcy in 2003, (2) an increase in deferred revenue related to the $18,500,000 distribution fee received from Imation, (3) a decrease in inventory of $2,683,000 due to increased usage and disposition of inventory items during 2003, and (4) a decrease in accounts payable and accrued liabilities of $2,770,000 due in part to the use of the proceeds from the Media Distribution Agreement to pay aged payables and accrued liabilities. Cash used by financing activities was comprised primarily of net payments on the bank line-of-credit and other notes payable of $16,065,000 and the proceeds from the sale of preferred stock of $1,500,000. Cash used by investing activities relates to the purchase of equipment and leasehold improvements.

Borrowings and Preferred Stock

Convertible Subordinated Notes

On October 31, 2005, we completed the sale of $9,550,000 million of 10% Convertible Subordinated Notes and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in our common stock. The principal amount of the Convertible Notes is convertible into common stock at $1.80 per share. The exercise price of the warrants, which have a five-year term, is also $1.80 per share. The

Convertible Notes are collateralized by a security interest in all of our assets and are subordinate to the security interest granted, and our indebtedness, under our line-of-credit agreement with Wells Fargo. See Note 4 to the consolidated financial statements included herein.

The Convertible Notes may be prepaid at any time at the then outstanding principal amount. Under certain circumstances, including prepayment during a period of default (which includes a change of control) or in connection with a reorganization, a prepayment premium may be required; the premium is the greater of (1) 20% of the outstanding principal or (2) the excess over the principal amount of the product of the average market price of the common stock at the time multiplied by the number of common shares issuable upon the conversion of the Convertible Notes. We are obligated to register the underlying common shares that would be issued upon conversion of the Convertible Notes and exercise of the warrants, as well as common shares that will be issued as interest over the term of the Convertible Notes.

Line of Credit-Wells Fargo Business Credit, Inc.

On March 9, 2005, we entered into a new asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) which currently provides for borrowings of up to $20,000,000 based on 80% of eligible accounts receivable (as defined), and 25% of eligible finished goods inventory (as defined). Accordingly, borrowing availability under the line of credit varies based on the balances of accounts receivable and inventory throughout the month, quarter or year. Borrowings are secured by substantially all of the Company’s assets. This agreement matures on March 31, 2008, and replaced the loan agreement with Silicon Valley Bank, as described below, which was terminated in March 2005. Interest under the new agreement with Wells Fargo is currently being charged at the lender’s prime rate plus 2% (9.25% at December 31, 2005) and the agreement includes financial covenants and other restrictions relating to, among other things, operating results, the maintenance of minimum levels of net worth or deficit, limits on inventory levels with product distributors, limits on capital expenditures, liens, indebtedness, guarantees, investment in others and prohibitions on the payment of cash dividends on common or preferred stock. Events of default include a change in control. As of June 30, September 30 and December 31, 2005 we were in violation of covenants relating to our operating results and maintenance of specified levels of net worth or deficit and we received waivers of such violations. In connection with the waiver of the December 31, 2005 covenant violation, the interest rate was increased to the prime rate plus 3.5%. The outstanding balance under the line of credit was $3,652,000 at December 31, 2005.

Line of Credit-Silicon Valley Bank

On June 18, 2002, we entered into a $25,000,000 line of credit agreement (the “Agreement”) with Silicon Valley Bank (“SVB”) that originally expired in June 2005. The agreement was modified several times during 2003 for violations of various financial covenants and to revise certain terms and conditions, including a decrease in maximum borrowings to $20,000,000 and to provide for interest to be charged at a rate of prime plus 5.25%. On October 10, 2003, the Agreement was modified to extend the term of the Agreement through September 30, 2005, under similar terms and conditions. In May, 2004, we entered into a revised agreement (the “Revised Agreement”), which provided for borrowings of up to $20,000,000 based on 75% of eligible accounts receivable (as defined). No borrowings were available based on inventory balances. Interest was generally charged at the prime rate plus 2.0%, and the Revised Agreement included financial covenants relating to operating results, limits on inventory levels with product distributors, the maintenance of minimum levels of net worth or deficit and prohibitions on the payment of cash dividends. As noted above, this agreement was terminated in March 2005.

Notes Payable – Suppliers

During 2003, we entered into agreements with four of our largest suppliers that converted certain accounts payable and accrued liability amounts outstanding at December 28, 2002, totaling $20,900,000, to unsecured notes payable. These amounts were originally due through 2005 and bore interest at rates ranging from zero to 5%. At December 31, 2005, the remaining balance of $4,587,000 is due to one supplier, Hitachi, Ltd. (“Hitachi”). In November 2004 and November 2005, the payment terms for this note were restructured to provide for repayment through March 31, 2007, with interest at 2.1% through March 31, 2006 and 3.1% thereafter. In September 2003, we entered into restructuring and note payable agreements with a fifth supplier, Solectron Corporation (“Solectron”), for $8,991,000 which converted accounts payable and current inventory purchase commitments to a note payable bearing interest at 9%. In May 2004, we made a $2,020,000 prepayment on the Solectron note and revised the payment schedule. As of December 31, 2005, all inventory purchase commitments had been satisfied, and the total amount due to Hitachi and Solectron under the remaining notes payable — suppliers is $6,019,000 which is payable as follows: 2006 — $5,131,000 and 2007 - $888,000.

Note Payable – Lessor

In September 2003, we entered into a note payable in the amount of $3,060,000 with the lessor of certain of our former office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due. The interest rate on the note at December 31, 2005 is 6.0% and this rate will continue until September 2007, at which time the rate increases to 10.0% for the final year of the note. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount is being recognized over the term of the note as additional interest expense using the effective interest method.

Series AA Preferred Stock

For information on our Series AA preferred stock, see Note 6 to the consolidated financial statements in this report.

Media Distribution Agreement

On November 7, 2003, we entered into a Media Distribution Agreement (“MDA”) with Imation whereby we granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media. In exchange for such rights, Imation paid us a one-time distribution fee of $18,500,000. Under the MDA, we agreed to grant Imation a second security interest in our intellectual property to secure the Company’s obligations under the MDA and a seat as an observer on our Board of Directors. The MDA has an indefinite term, but provides for termination by Imation upon 180 days’ prior written notice to the Company, or upon a material default by either party. If Imation terminates the MDA because of a material default by Exabyte, we must pay Imation a prorated portion of the distribution fee (based on 10 years from November 7, 2003). If the MDA is terminated by Imation, we are not obligated to refund any portion of the distribution fee. The MDA provided for discounted sales prices to Imation such that Imation was able to obtain a gross margin of at least 25% on sales to third parties.

On October 31, 2005, we entered into an Amendment of the MDA (“Amendment”), whereby sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% for the period from January 1, 2006 to December 31, 2006, and 10% thereafter. As consideration for the revision of the gross margin, we agreed to provide the following to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock at $1.80 per share and (3) a $2,000,000 cash payment or credit to be applied against product purchases by Imation subsequent to January 1, 2006. The Amendment also decreased the amount of the distribution fee that would be required to be repaid to Imation due to a termination of the MDA to $8,500,000. In addition, on October 31, 2005, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, we granted Imation a security position in substantially all of our assets. These notes are subordinated to the security interests of, and our indebtedness to, Wells Fargo and the holders of the Convertible Notes. Events of Default under the Imation notes include, among others, a material default under the MDA not cured within a specified time. See Note 11 to the consolidated financial statements.

Non-Current Liabilities And Contractual Obligations

We are committed to make certain payments for non-current liabilities including notes payable. Our cash payments due  under these contractual obligations as of December 31, 2005 are as follows:

(In thousands)	Less than 1 year	1 - 3 years	After 3 years	Total
Notes payable	$8,112	$8,898	$319	$17,329
Operating leases	903	2,591	439	3,933
Capital lease obligations	21	—	—	21
	$9,036	$11,489	$758	$21,283

We expect to fund these obligations through cash generated from operations, borrowings under our bank line of credit and, if necessary, additional external debt or equity financings.

In addition, as of December 31, 2005, we have issued irrevocable letters-of-credit in favor of certain suppliers totaling $750,000, of which $250,000 expires June 30, 2006 and $500,000 expires December 31, 2006.

Quantitative And Qualitative Disclosures About Market Risk

Market Risk

In the ordinary course of our operations, we are exposed to certain market risks, primarily fluctuations in foreign currency exchange rates and interest rates. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks are not included in the following assessment of our market risks.

Foreign Currency Exchange Rates

We have foreign subsidiaries whose operations expose us to foreign currency exchange rate fluctuations (See Note 1 to the consolidated financial statements). Fluctuations in foreign currency exchange rates could impact remeasurement of our foreign denominated assets and liabilities into U.S. dollars and our future earnings and cash flows from transactions denominated in different currencies. At December 31, 2005, 5.8% of our total liabilities were denominated in foreign currencies. During 2005, 17.0% of operating expenses were denominated in foreign currencies. Assets and revenue denominated in foreign currencies were not significant in 2005. We have subsidiaries in Europe, Japan and Singapore whose accounting records are maintained in their local currency. Our exposure to currency exchange rate fluctuations is diversified due to the number of different countries in which we conduct business, although our most significant exposure relates to the Yen due to a note payable to a Japanese supplier. The note payable provides for payments at a fixed conversion rate of 120 Yen/Dollar. Foreign currency gains and losses will continue to result from fluctuations in exchange rates and will impact future operating results. We recognized a gain of $782,000 in 2005 due to the foreign currency translation of the note payable to a supplier denominated in Yen discussed above.

We prepared sensitivity analyses of our exposure from foreign assets and liabilities as of December 31, 2005, and our exposure from anticipated foreign revenue and operating expenses in 2006 using historical data and anticipated future activity to assess the impact of hypothetical changes in foreign currency exchange rates. Based upon the results of these analyses, we estimate that a hypothetical 10% unfavorable change in foreign currency exchange rates from the 2005 year end rates could result in a $299,000 loss on translation and increase in liabilities. The expected impact on net revenue and operating expenses is not considered significant.

Interest Rates

At December 31, 2005, we had $3,652,000 outstanding on our line of credit, and our interest rate on the line was prime plus 2.0% (9.25%). Fluctuations in interest rates during 2006 could impact our interest expense related to the line of credit. Other notes payable are at fixed rates throughout 2006.

We prepared sensitivity analyses of our exposure to interest rate fluctuations to assess the impact of a hypothetical change in interest rates. Based on the results of these analyses, we estimate that a hypothetical 10% unfavorable change in interest rates with respect to our current rate of prime plus 2.0% could increase interest expense by $509,000, assuming an estimated average borrowing level of $5,000,000 during 2006. This risk is similar to the interest rate risk presented in the prior year, and could have a significant effect on our results of operations, cash flows and financial condition in 2006.

Results of Operations for the Three Months Ended March 31, 2005 and 2006

The following table sets forth our operating results in dollars and as a percentage of revenue for each period presented.

(in thousands except per share data)	Three Months Ended
	March 31, 2005 (unaudited)		March 31, 2006 (unaudited)
	$	% of Revenue	$	% of Revenue

Net revenue	$24,623	100.0	$21,619	100.0
Cost of goods sold	17,455	70.9	16,146	74.7
Gross profit	7,168	29.1	5,473	25.3

Operating expenses:
Selling, general and administrative	5,501	22.3	4,833	22.4
Engineering, research and development	2,452	10.0	2,095	9.6
Total operating expenses	7,953	32.3	6,928	32.0
Loss from operations	(785)	(3.2)	(1,455)	(6.7)

Other income (expense):
Interest expense	(402)	(1.6)	(1,214)	(5.6)
Change in estimated fair value of derivative financial instruments	5,099	20.7	7,839	36.2
Gain (loss) on foreign currency translation	295	1.2	(2)	—
Other, net	(31)	(0.1)	(87)	(0.4)
Total other income (expense)	4,961	20.2	6,536	30.2
Earnings before income taxes	4,176	17.0	5,081	23.5

Income tax expense	(8)	(0.1)	(39)	(0.2)

Net earnings	4,168	16.9	5,042	23.3

Deemed dividends – amortization of discount on Series AA convertible preferred stock	(217)	(0.9)	(301)	(1.4)
Net earnings available to common stockholders	$3,951	16.0	$4,741	21.9

Basic earnings per share	$0.35		$0.34
Diluted loss per share	$(0.06)		$(0.05)

Net Revenue By Product Type

The following tables present our revenue by product type in absolute dollars (in thousands) and as a percentage of revenue for each period presented.

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
Drives	$5,707	$5,261
Automation	8,852	7,064
Media	9,663	9,479
Service and other	1,370	989
Sales allowances	(969)	(1,174)
	$24,623	$21,619

	Three Months Ended
	March 31, 2005	March 31, 2006
Drives	23.2%	24.3%
Automation	36.0	32.7
Media	39.2	43.8
Service and other	5.6	4.6
Sales allowances	(4.0)	(5.4)
	100.0%	100.0%

The following tables present our revenue by technology platform in dollars (in thousands) and as a percentage of net revenue for each period presented. For a description of VXA, Legacy and LTO technologies and related products, see “Our Business” section in our annual report on Form 10-K for the year ended December 31, 2005.

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
VXA	$12,529	$15,923
Legacy	6,201	1,943
LTO	5,726	4,735
Other, non-allocable	167	(982)
	$24,623	$21,619

	Three Months Ended
	March 31, 2005	March 31, 2006
VXA	50.9%	73.7%
Legacy	25.2	8.9
LTO	23.2	21.9
Other, non-allocable	0.7	(4.5)
	100.0%	100.0%

Net revenue decreased 12.2 % from $24,623,000 in the first quarter of 2005 to $21,619,000 in the first quarter of 2006. Revenue from our Legacy hardware and media products continued to decline in the first quarter of 2006 and decreased $4,258,000, or 69%, compared to the first quarter of 2005. Substantially all Legacy (Mammoth) hardware products were discontinued in 2005 and revenue from Legacy media products are expected to continue to decline, but at a decreasing rate, in the future. VXA-related revenue increased $3,395,000, or 27.1% in the first quarter of 2006, as compared to the first quarter of 2005. VXA drive revenue increased $888,000, or 21.3%, primarily related to an overall increase in VXA drive shipments to OEM customers and, in particular, shipments to both OEM and distributor/reseller customers of our VXA 320 drive, which was introduced in the fourth quarter of 2005. This increase occurred in spite of limited availability of VXA drives from our third-party supplier for this product. We do not expect these supply issues to continue in the second quarter of 2006. Revenue from the VXA PL1 automation product decreased 12.4%, or $385,000 in the first quarter of 2006, primarily as a result of product price decreases, as unit shipments increased 45% in 2006 as compared to the first quarter of 2005. VXA media revenue increased $2,832,000, or 54.3% in the first quarter of 2006, due to increased VXA hardware unit shipments and the impact of VXA media price decreases during the quarter. LTO automation revenue decreased $990,000, or 17.3%, in 2006 due to decreased shipments of our 110L and 221L automation products to OEM customers and decreased shipments of our Magnum 2 1x7 product to distributor/reseller customers. We experienced unusually strong OEM demand for the 110L and 221L products in the first quarter of 2005. However, these products are being discontinued in 2006. In addition, the Magnum 2 1x7 was newly introduced in the first quarter of 2005, and we realized significant new product revenue from this competitively priced product in the first quarter of 2005.

As a percentage of total net revenue, revenue from drives increased slightly in the first quarter of 2006, as compared to 2005, although revenue in terms of dollars decreased $446,000. Legacy drive revenue decreased $1,528,000 while VXA-related drive revenue increased $888,000 as noted above. Net revenue from automation products decreased from 36.0% of total net revenue in the first quarter of 2005, to 32.7% in the first quarter of 2006. This decrease is a result of decreased revenue from the VXA PL1 automation product, and the various LTO automation products, as noted above. Media revenue increased as a percentage of total net revenue from 39.2% in the first quarter of 2005 to 43.8% in the first quarter of 2006, although Legacy media revenue decreased $2,721,000. The decreasing installed base of Mammoth drives continues to result in lower Legacy media revenue. Legacy media sales were also affected by increased year-end inventory at our media distributor, Imation. As noted above, VXA-related media shipments increased in the first quarter of 2006. In addition, all media sales prices increased, effective January 1, 2006, as a result of the modification of the MDA with Imation. Total revenue from service and other decreased in both dollars and as a percentage of total net revenue in 2005, as compared to 2004, due to decreased Mammoth related service revenue. Related service and repair costs also decreased in the first quarter of 2006, as compared to 2005. Sales allowances increased 21.3% in the first quarter of 2006, versus the first quarter of 2005, primarily related to increased stock rotation activity during the quarter.

Net Revenue By Customer Type

The following table presents our revenue from different types of customers in absolute dollars and as a percentage of total net revenue for each period:

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
Distributor/Reseller	$17,263	$16,140
OEM	6,165	4,811
End-users and other	1,195	668
	$24,623	$21,619

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
Distributor/Reseller	70.1%	74.7%
OEM	25.0	22.2
End-users and other	4.9	3.1
	100.0%	100.0%

Revenue from OEM customers decreased $1,354,000, or 22.0% in the first quarter of 2006, as compared to the same period of 2005. Revenue from the sale of Mammoth drives to OEM customers decreased $1,150,000 in the first quarter of 2006, as compared to the first quarter of 2005, as a result of this product being discontinued in 2005. In addition, LTO automation revenue from OEM customers decreased $1,351,000 in the first quarter of 2006, as noted above. Revenue from shipments of VXA drives to OEM customers increased $1,190,000 in the first quarter of 2006, due to increased shipments of both VXA2 and VXA 320 drives in the quarter. Our ongoing efforts to expand our revenue base with our OEM customers is a key component of our business plan and our ability to return to profitability.

Revenue from distributor/reseller customers increased as a percentage of revenue in the first quarter of 2006, as compared to the first quarter of 2005, primarily due to increased demand for our newer VXA products. Revenue from sales to Imation, the exclusive distributor of our media products, is included in the distributor/reseller category and increased in the first quarter of 2006 due to increased shipments of VXA based hardware products and increased prices resulting from the modification of the MDA with Imation effective January 1, 2006. Revenue from end user customers (primarily service and repair) decreased as a percentage of total revenue due to a decrease in service revenue related to our Legacy hardware products. We intend to focus our efforts on generating increased awareness and demand for our VXA product line and our LTO automation products in the worldwide distribution channel.

Net Revenue By Geographic Region

Geographically, revenue is attributed to the customer’s location. The following table summarizes our revenue in different geographic locations as a percentage of total net revenue for the periods presented:

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
United States	65.9%	72.8%
Europe/Middle East	30.7	23.9
Asia Pacific	3.1	2.8
Other	0.3	0.5
	100.0%	100.0%

Revenue from customers in Europe/Middle East decreased in the first quarter of 2006 due to the significant increase in revenue from Fujitsu-Siemens relating to our older LTO automation products in the first quarter of 2005, as noted above. The demand for these products, which are being discontinued in 2006, decreased in the first quarter of 2006. Acceptance of our VXA technology has been slower than expected in both Europe and Asia Pacific. Expansion of revenue from international OEM and distribution customers in both Europe and Asia Pacific is part of our future business strategy, as we believe our market share in both regions is below expectation.

Significant Customers

The following table summarizes customers who accounted for 10% or more of our revenue in the periods presented:

	Three Months Ended
	March 31, 2005	March 31, 2006

Imation	40.3%	45.1%
Ingram Micro	7.8%	13.2%
Tech Data	17.1%	12.5%
IBM	8.2%	10.7%
Fujitsu Siemens	14.5%	9.2%

No other customers accounted for 10% or more of net revenue in the first quarter of 2005 and 2006. We cannot guarantee that revenue from these or any other customers will continue to represent the same percentage of our revenue in future periods. Our customers also sell competing products and customers continually review new technologies that cause our revenue to vary from period to period.

Cost of Sales and Gross Margin

Our cost of goods sold includes the actual cost of all materials, labor and overhead incurred in the manufacturing and service processes, as well as certain other related costs, which include primarily provisions for warranty repairs, inventory reserves and freight costs. Our gross margin decreased from 29.1% in the first quarter of 2005 to 25.3% in 2006. Gross margins for both periods were positively impacted by headcount reductions and cost control measures and a more favorable product mix, which included increased automation and media revenue at higher margins. Gross margins for the first quarter of 2006 were negatively impacted by a $1,000,000 provision for excess and obsolete inventory related to our older LTO automation products that will be discontinued in 2006, and product price protection allowances totaling $198,000 related to hardware price decreases implemented in the first quarter of 2006. However, margins on media products increased $433,000 due to new pricing resulting from the

MDA modification with Imation. In addition, third party service costs decreased $388,000 in the first quarter of 2006, due to a decrease in the number of Mammoth drives repaired under warranty during the quarter. The provision for excess and obsolete inventory totaled $100,000 in the first quarter of 2005.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses include salaries, sales commissions, advertising expenses and marketing programs. These expenses decreased to $4,833,000 and 22.4% of total net revenue in the first quarter of 2006 from $5,501,000 and 22.3% of total net revenue for the first quarter of 2005. The decrease is primarily the result of headcount reductions implemented throughout 2005, the impact of which was fully realized in the latter portion of 2005 and the first quarter of 2006. In addition, the cost of outside services, consulting and professional fees decreased in the first quarter of 2006 due to cost control measures implemented throughout 2005 and into 2006.

Engineering, Research and Development

Engineering, research and development expenses decreased to $2,095,000 and 9.6% of total net revenue in the first quarter of 2006 from $2,452,000 and 10.0% of total net revenue for the first quarter of 2005. The decrease is the result of headcount reductions and decreased engineering costs related to the development of new products. Management believes that the Company continues to have the necessary resources in place to meet all technology development related milestones.

Other Income (Expense), Net

Other income (expense), net consists primarily of changes in the fair value of derivative liabilities, interest expense, foreign currency fluctuation gains and losses and other miscellaneous items.

Change in estimated fair value of derivative financial instruments represents the net fluctuation in estimated fair value of the various derivative liabilities recorded in 2005 and 2006. The net benefit of $5,099,000 and 7,839,000 for the first quarter of 2005 and 2006, respectively, relates to the changes in fair value of the basic conversion feature, the anti-dilution feature included therein, and the warrants related to both Series AA preferred stock issued in 2004, and the Convertible Notes issued in October 2005 and the warrants issued to Imation in October 2005. The primary factors affecting the estimated fair value of these derivative liabilities were the quoted price of our common stock, the estimated volatility of such common stock price, and management’s estimate of the probability of a dilutive financing transaction occurring in both 2005 and 2006. See Note 5 to the unaudited interim consolidated financial statements included herein.

For the first quarter of 2005 and 2006 interest expense relates to borrowings under our bank lines of credit, notes payable to suppliers, Convertible Notes and notes payable to Imation issued on October 31, 2005. The first quarter of 2005 includes a $100,000 prepayment fee relating to the termination of the Silicon Valley Bank loan agreement. In addition, the interest rate on our line of credit with our bank was higher in the first quarter of 2006 due to increases in the prime rate as well as overall increases in the interest rate charge by the lender.

We will continue to have higher interest expense in 2006, as compared to 2005, as a result of the Convertible Notes transaction completed on October 31, 2005 and the transactions on that date with Imation. The allocation of the proceeds from the Convertible Notes to the various derivative liabilities noted above, resulted in debt discount equal to the $9,550,000 face value of the Convertible Notes, which amount is being amortized to interest expense over the term of the Convertible Notes using the effective interest method. Such amortization totaled $477,000 for the first quarter of 2006.

The result of foreign currency translations fluctuated from a gain of $295,000 for the first quarter of 2005 to a loss of $2,000 in 2006, respectively. This fluctuation was primarily due to fluctuations in the Japanese Yen and the Euro against the U.S. dollar during both periods and the resulting impact from the translation of the note payable to a supplier denominated in Yen.

Taxes

The provision for income taxes for the first quarter of 2005 and 2006 represents foreign taxes only. Based on cumulative operating losses over prior years and uncertainty as to future profitability, we continue to reserve 100% of our deferred tax assets. We believe a 100% valuation allowance will be required until we attain a consistent and predictable level of profitability. See Note 9 to the unaudited interim consolidated financial statements included herein.

Earnings (Loss) Per Share

Basic earnings per share was $0.35 and $0.34 for the first quarter of 2005 and 2006, respectively. Diluted loss per share was $(0.06) and $(0.05) for the first quarter of 2005 and 2006, respectively. The Company included common stock options with an exercise price less than the average closing price per share of the Company’s common stock (using the treasury stock method) during the three months ended March 31, 2005, as dilutive common stock equivalents in calculating diluted loss per share. In addition, the Series AA Convertible Preferred Stock and the 10% Secured Convertible Subordinated Notes were included in the calculations for both 2005 and 2006 on an “as converted” basis, with net earnings available to common shareholders adjusted for the change in estimated fair value of derivative financial instruments, dividends and interest expense, as applicable. As a result, the Company had a diluted loss per share for each of these periods. See Note 1 to the unaudited interim consolidated financial statements.

Liquidity and Capital Resources

Liquidity Issues

We have incurred losses from operations for the past several years, including a loss from operations of $1,455,000 for the first quarter of 2006. We have continued to reassess our business and investigate various strategic alternatives that would increase liquidity and working capital. On October 31, 2005, we completed the sale of $9,550,000 of 10% Convertible Subordinated Notes and warrants. The proceeds from this offering have been used for general working capital purposes, including new product development and marketing activities. In 2004 and in November 2005, we successfully restructured the payment terms of a note payable to a supplier resulting in the deferral of payments into 2006 and 2007. In March, 2005, we entered into a new line of credit with Wells Fargo replacing Silicon Valley Bank, which new line provides additional borrowing capacity. On May 3, 2004, we completed the sale of Preferred Stock and warrants for total gross proceeds of $25,000,000. Currently, our primary sources of funding are our availability under our bank line of credit, notes payable to suppliers and others, and our ability to generate cash from operations.

Also on October 31, 2005, we entered into an Amendment of the MDA with Imation which results in increased gross margins on the sale of our media products effective January 1, 2006. We believe the modification of the MDA, and the related increase in gross margins, improves our opportunity for future profitability. Increasing revenue from hardware products, increasing unit shipments of media products, decreasing product costs and increasing gross margins, and maintaining or decreasing operating costs are critical factors in achieving profitable operations. However, there can be no assurance that we will achieve profitable operations in the near term, and if we do not generate sufficient cash flow to support our operations, we may not be able to continue as a going concern.

Due to the uncertainty relating to our ability to achieve profitable operations, we will continue to investigate the following alternatives to improve our financial condition:

•	Obtaining additional capital from debt or equity fund raising activities;
•	Strategic alliance or business combination and related funding from such a relationship;
•	Continued restructuring of current operations to decrease operating costs and improve gross margins;
•	Sale of all or a portion of operations or technology rights; or

•	Restructuring of notes payable and trade payables to certain suppliers to provide for extended payment periods.

An inability to increase revenue to the level anticipated in our forecasts, a loss of a major customer for VXA or other products, an interruption in delivery of manufactured products from suppliers, increases in product costs, significant unbudgeted expenditures, or other adverse operating conditions could impact our ability to achieve our forecasted cash generated from operations, which may result in a need for additional funding from external sources. Any new indebtedness would require the approval of our lender under the terms of our line of credit and the holders of two-thirds of the outstanding principal amount of the Convertible Notes or an agreement acceptable to those parties for the subordination of the new indebtedness to the line of credit and the Convertible Notes. There is no assurance that additional funding will be available or available on terms acceptable to us.

Cash Flows – First Quarter of 2006

As of March 31, 2006, we have $362,000 in cash and cash equivalents and negative working capital of $4,502,000. During the first quarter of 2006, we had $3,460,000 in cash used by operating activities, $659,000 used by investing activities and $4,051,000 provided by financing activities.

The components of cash provided by operations include our net earnings of $5,042,000, adjusted for depreciation and amortization expense, provision for uncollectible accounts receivable and sales returns and programs, change in estimated fair value of derivative financial instruments, amortization of deferred revenue, provision for excess and obsolete inventory, gain on foreign currency translation and other non-cash items, all of which totaled cash used of $5,843,000. In addition, cash flows from operating activities in the first quarter of 2006 were impacted by changes in current assets and liabilities which totaled cash used of $2,659,000. Of this amount, $2,000,000 related to the issuance of a product credit to Imation, which had been previously recorded in accrued liabilities. Cash provided by financing activities is comprised primarily of net borrowings on the bank line-of-credit net of payments on notes payable of $477,000. Cash used by investing activities relates to the purchase of equipment and tooling related to new product development activities.

Our cash from operations can be affected by the risks involved in our operations, including revenue growth, the successful introduction and sales of new product offerings, control of product costs and operating expenses, and overall management of working capital items. Cash required for capital expenditures is expected to total approximately $1,750,000 in 2006, and relates primarily to tooling for new product development activities and investment in information technology equipment.

Cash Flows – First Quarter of 2005

As of March 31, 2005, we had $563,000 in cash and cash equivalents and negative working capital of $77,000. During the first quarter of 2005, we had $1,414,000 in cash used by operating activities, $740,000 used by investing activities and $2,273,000 provided by financing activities.

The components of cash provided by operations include our net earnings of $4,168,000, adjusted for depreciation and amortization expense, provision for uncollectible accounts receivable and sales returns and programs, change in estimated fair value of derivative financial instruments, amortization of deferred revenue, provision for excess and obsolete inventory, gain on foreign currency translation and other non-cash items, all of which totaled cash used of $5,094,000. In addition, cash flows from operating activities in the first quarter of 2005 were impacted by changes in current assets and liabilities which totaled cash used of $488,000. Cash provided by financing activities is comprised primarily of net borrowings on the bank line-of-credit offset by payments on notes payable of $331,000. Cash used by investing activities relates to the purchase of equipment and tooling related to new product development activities.

Borrowings

Convertible Subordinated Notes

On October 31, 2005, we completed the sale of $9,550,000 million of 10% Convertible Subordinated Notes and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in our common stock. The principal amount of the Convertible Notes is convertible into common stock at $1.80 per share. The exercise price of the warrants, which have a five-year term, is also $1.80 per share. The Convertible Notes are collateralized by a security interest in all of our assets and are subordinate to the security interest granted, and our indebtedness, under our line-of-credit agreement with Wells Fargo. See Note 3 to the unaudited interim consolidated financial statements included herein.

The Convertible Notes may be prepaid at any time at the then outstanding principal amount. Under certain circumstances, including prepayment during a period of default (which includes a change of control) or in connection with a reorganization, a prepayment premium may be required; the premium is the greater of (1) 20% of the outstanding principal or (2) the excess over the principal amount of the product of the average market price of the common stock at the time multiplied by the number of common shares issuable upon the conversion of the Convertible Notes. We are obligated to register the underlying common shares that would be issued upon conversion of the Convertible Notes and exercise of the warrants, as well as common shares that will be issued as interest over the term of the Convertible Notes.

Line of Credit – Wells Fargo Business Credit, Inc.

On March 9, 2005, we entered into a new asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) which provides for borrowings of up to $20,000,000 based on 80% of eligible accounts receivable (as defined), and 25% of eligible finished goods inventory (as defined). Borrowings are secured by substantially all of the Company’s assets. This agreement matures on March 31, 2008, and replaced the loan agreement with Silicon Valley Bank, as described below, which was terminated in March 2005. Interest under the new agreement with Wells Fargo will be charged at the lender’s prime rate plus 3.5% (11.25% at March 31, 2006) and includes financial covenants relating to, among other things, operating results, the maintenance of minimum levels of net worth or deficit, limits on inventory levels with product distributors, limits on capital expenditures, liens, indebtedness, guarantees, investment in others and prohibitions on the payment of cash dividends on common or preferred stock. Events of default include a change in control. As of March 31, 2006, we were in violation of covenants related to our operating results and maintenance of specified levels of net worth or deficit and received a waiver of such violations in May 2006.

Line of Credit – Silicon Valley Bank

On June 18, 2002, we entered into a $25,000,000 line of credit agreement (the “Agreement”) with Silicon Valley Bank (“SVB”) that originally expired in June 2005. The agreement was modified several times during 2003 for violations of various financial covenants and to revise certain terms and conditions, including a decrease in maximum borrowings to $20,000,000 and to provide for interest to be charged at a rate of prime plus 5.25%. On October 10, 2003, the Agreement was modified to extend the term of the Agreement through September 30, 2005, under similar terms and conditions. In May, 2004, we entered into a revised agreement (the “Revised Agreement”), which provided for borrowings of up to $20,000,000 based on 75% of eligible accounts receivable (as defined). No borrowings were available based on inventory balances. Interest was generally charged at the prime rate plus 2.0%. As noted above, this agreement was terminated in March 2005.

Notes Payable - Suppliers

During the first quarter of 2003, we entered into agreements with four of our largest suppliers that converted certain accounts payable and accrued liability amounts outstanding at December 28, 2002, totaling $20,900,000, to unsecured notes payable. These amounts were due through 2005 and bore interest at rates ranging from zero to 5%. At March 31, 2006, the remaining balance of $4,463,000 is due to one supplier, Hitachi, Ltd. (Hitachi). In November 2004 and November 2005, the payment terms for this note were restructured to provide for repayment through February 28, 2007, with interest at 2.1% through March 31, 2006 and 3.1% thereafter. In September 2003, we entered into restructuring and note payable agreements with a fifth supplier, Solectron Corporation (“Solectron”), for $8,991,000 which converted accounts payable and current inventory purchase commitments to a note payable bearing interest at 9%. In May 2004, we made a $2,020,000 prepayment on the

Solectron note and revised the payment schedule. As of March 31, 2006, all inventory purchase commitments had been satisfied, and the total amount due to Hitachi and Solectron under the remaining notes payable – suppliers is $5,561,000 which is payable as follows: 2006 - $4,673,000; 2007 - $888,000.

Note Payable - Lessor

In September 2003, we entered into a note payable in the amount of $3,060,000 with the lessor of certain of our former office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due. The interest rate on the note at March 31, 2006 is 6.0% and this rate will continue until September 2007, at which time the rate increases to 10.0% for the final year of the note. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount is being recognized over the term of the note as additional interest expense using the effective interest method.

Other Non-Current Liabilities And Contractual Obligations

We are committed to make certain payments for non-current liabilities including notes payable. Our cash payments due under these contractual obligations as of March 31, 2006 are as follows:

(In thousands)	Less than 1 year	1 - 3 years	After 3 years	Total
Notes payable	$7,506	$8,032	$796	$16,334
Operating leases	896	2,629	219	3,744
	$8,402	$10,661	$1,015	$20,078

We expect to fund these obligations through cash generated from operations, borrowings under our bank line of credit and, if necessary, additional external debt or equity financings.

In addition, as of March 31, 2006, we have issued irrevocable letters-of-credit in favor of certain suppliers totaling $750,000, of which $250,000 expires June 30, 2006 and $500,000 expires December 31, 2006.

Directors And Executive Officers

There are currently eight directors on the Board. The Board is divided into three classes. One class is elected at each annual meeting of stockholders for a three-year term. Any vacancy on the Board (including a vacancy created by an increase in the size of the Board) can be filled by either a majority vote of the stockholders or a majority vote of the remaining directors. Any director elected to fill a vacancy serves for the remainder of the term of the class in which he or she was elected.

In connection with the merger of Ecrix Corporation with a subsidiary of ours in November, 2001, three directors joined the Board of Directors as required by the Agreement and Plan of Merger dated August 22, 2001 (the “Ecrix agreement”). We agreed to take all actions necessary so that our Board of Directors at all times includes three directors who are nominated by the three directors designated in accordance with the Ecrix agreement. Any vacancy in one of the designated positions is to be filled by the remaining designated directors. If the investors (as defined in the Ecrix agreement) beneficially own less than 30% of the outstanding voting power of all of our voting securities, the number of directors which we are obligated to include as nominees on the Board of Directors is reduced so that the number of designated directors expressed as a percentage of our entire Board of Directors is approximately equal to the percentage of the outstanding voting power than beneficially owned by the investors, rounded to the nearest whole directorship but in any event not a majority. Further, if the investors beneficially own less than 10% of our outstanding voting power, the number of designees become zero. The investors include entities in which Meritage Investment Partners, LLC is the general partner. The three directors serving on our Board and having been designated under the Ecrix agreement are: G. Jackson Tankersley, Jr.; John R. Garrett; and Juan A. Rodriguez. Also

Ms. Smeltzer McCoy was originally elected to the Board of Directors in 2002 in satisfaction of one of the requirements for the sale of Series I preferred stock in 2002.

The directors and executive officers of the Company and their ages as of March 1, 2006, are as follows:

Directors

A. Laurence Jones

Mr. A. Laurence Jones, age 53 has served as a director of Exabyte since 1998 and served as non-executive Chairman of the Company from January of 2002 until June 2002. He is currently President and CEO of Activant Solutions Inc. a leading software provider of vertical ERP solutions for distribution industries. He is also principal of Aegis Management, LLC which provides high-level management consulting services. From November 2002 through July 2004 Mr. Jones was Chairman and CEO of Interelate Inc. a provider of outsourced customer relationship management services backed by Great Hill Partners and Goldman Sachs Private Equity. From March of 1999 to January 2002 Mr. Jones served as President and CEO of MessageMedia, a public internet company providing e-marketing services. From 1998 to 1999 he served as an independent operating affiliate of McCown Deleeuw and Co., a private equity firm and served as chairman of SARCOM, a national IT services company. From 1993 to 1998, Mr. Jones served as President and CEO of Neodata Services Inc., a direct marketing services company with lead investor Hicks, Muse, Tate and Furst. He also served as President and CEO of GovPX, Inc. a leading financial information services provider from 1991 to 1993. From 1987 to 1991 Mr. Jones was with Automatic Data Processing and from 1987 to 1997 Wang Laboratories. Mr. Jones also serves as a director of Realm Corporation, a private real estate software company, and WebClients, a private affiliate marketing company backed by Thoma Cressey Equity Partners.

G. Jackson Tankersley, Jr.

Mr. G. Jackson Tankersley, Jr., age 55, has served on Exabyte’s Board of Directors since November 2001. Mr. Tankersley is a co-founder and principal of Meritage Private Equity Funds, a Denver-based private equity firm with more than $475 million of committed capital under management. Previously, Mr. Tankersley co-founded The Centennial Funds in 1981 and served as either its chief executive officer or chief investment officer until 1997. He began his career at Continental Illinois Bank in 1974 and joined its venture capital subsidiary in 1978. Mr. Tankersley also serves on the boards of directors of various private companies, including several Meritage portfolio companies. Mr. Tankersley previously served on the board of directors of Ecrix Corporation from 1996 until the merger of Ecrix with a subsidiary of Exabyte in November 2001.

John R. Garrett

Mr. John R. Garrett, age 48, joined Exabyte as a director in December 2003. He is currently a managing director of Meritage Private Equity Funds, a Denver-based private equity firm with over $475 million of committed capital under management. Prior to joining Meritage upon its formation in 1999, Mr. Garrett was a shareholder of the Denver law firm of Brownstein Hyatt & Farber, where he served as head of the corporate and securities law practice group from 1995 to 1999. Previously, Mr. Garrett was a partner in the national law firm of Kirkland & Ellis in Denver and New York City from 1986 to 1995. Mr. Garrett also serves on the board of directors of Xspedius Communications LLC and e-Xchange Advantage Corporation, both Meritage portfolio companies.

Thomas E. Pardun

Mr. Thomas E. Pardun, age 62, has served as a director of Exabyte since April 1995. Mr. Pardun served as Chairman of the Board of Western Digital Corporation, an information storage provider, from January 2000 until December 2001, and Chairman of the Board and Chief Executive Officer of edge2net, Inc., a provider of voice, data and video services, from November 2000 until September 2001. Previously, Mr. Pardun was President of MediaOne International, Asia-Pacific (previously U.S. West International, Asia-Pacific, a subsidiary of U.S. West, Inc.), an owner/operator of international properties in cable television, telephone services, and wireless communications companies, from May 1996 until his retirement in July 2000. Before joining U.S. West, Mr. Pardun was President of the Central Group for Sprint, as well as President of Sprint’s West Division and Senior Vice President of Business Development for United Telecom, a predecessor company to Sprint. Mr. Pardun also held a variety of management positions during a 19-year tenure with IBM, concluding as Director of product line evaluation. Mr. Pardun also serves as a director of Western Digital Corporation, MegaPath Networks, and Occam Networks, Inc.

Leonard W. Busse

Mr. Busse, age 67, became a director of Exabyte in October 2002. Mr. Busse is a Certified Public Accountant. From 2001until 2004, Mr. Busse was a Senior Advisor and Acting CFO for Headwaters M B of Denver. From 1998 until 2000, Mr. Busse was the Chief Financial Officer and a director of Worldbridge Broadband Services of Lakewood, CO, a telecom technical services company. Prior to Worldbridge, he was the Managing Director and Chief Executive Officer of First Citizens Bank Limited in Trinidad and Tobago from 1994 until 1996. Mr. Busse was also the President and Chief Executive Officer of The Pacific Bank of San Francisco from 1993 until 1994 and provided consulting services through his consulting company, The Busse Group, from 1989 until 1993. Prior to these positions, he held various executive management positions with Continental Illinois National Bank of Chicago for 25 years.

Stephanie Smeltzer McCoy

Ms. McCoy, age 37, joined Exabyte as a director in September 2002. She is a Vice President with Meritage Private Equity Funds, a Denver-based private equity firm with over $475 million in committed capital under management. Prior to joining Meritage in 2001, Ms. McCoy earned an M.B.A. from Harvard Business School with high distinction as a George F. Baker Scholar. Previously, she was an investment banking professional with The Wallach Company in Denver, Colorado during 1999, and from 1995 to 1999 was an Associate Director with Arthur Andersen where she co-founded the firm’s corporate finance practice in Moscow, Russia. Ms. McCoy is a member of the American Institute of Certified Public Accountants. Ms. McCoy also serves on the board of directors of Trillion Partners and is board observer for Atreus Systems, both Meritage portfolio companies.

Mr. Ward and Mr. Rodriguez are also directors and information regarding each of them is provided below under “Officers”.

Officers

Tom W. Ward

Mr. Tom Ward, age 49, joined Exabyte as its President and Chief Executive Officer and a director in June 2002. Mr. Ward founded Data Storage Marketing, a distributor of storage products, in 1987 and sold the company to General Electric in 1997. Mr. Ward founded Canicom in 1997, a call center company, which he sold to Protocol Communications, an integrated direct marketing company, in 2000, assuming the position of Chief Operating Officer until June 2001. Mr. Ward began his career with Storage Technology Corporation serving in several roles in engineering and marketing. He later joined MiniScribe as Director of Sales for High Performance Products.

Juan A. Rodriguez

Mr. Juan A. Rodriguez, age 65, has served as a director and Chief Technologist of Exabyte since November 2001, was its interim President and Chief Executive Officer from January 2002 until June 2002, and has served as its Chairman of the Board and Chief Technologist since June 2002. Mr. Rodriguez co-founded Ecrix Corporation in 1996 and was its Chairman of the Board and Chief Executive Officer since 1996. Mr. Rodriguez co-founded Storage Technology Corporation in 1969 after several years as an IBM tape technology engineer. While at Storage Technology Corporation, he served in vice presidential and general manager roles over Engineering, Hard Disk Operations and Optical Disk Operations. In 1985, Mr. Rodriguez co-founded Exabyte Corporation, where he held the positions of chairman, president and CEO through 1992. Mr. Rodriguez is an adjunct professor for the University of Colorado, Boulder College of Engineering and Applied Science.

Carroll A. Wallace

Mr. Carroll Wallace, age 56, was engaged as a consultant in May 2003 to act as the interim Chief Financial Officer of Exabyte and became an employee and officer on November 1, 2003. Mr. Wallace was a partner at KPMG LLP from 1982 to 2002, at which time he retired from the firm. During Mr. Wallace’s tenure at KPMG, he served as partner in charge of the audit department of the Denver, Colorado office from 1992 to 1995, and from 1995 through

2001, Mr. Wallace headed KPMG’s Colorado technology practice which served companies ranging in size from early growth stage to large diverse corporations.

The directors serve until the annual meeting of stockholders in the following years or their successors are elected and qualified: 2006 -- Mr. Busse, Ms. Smeltzer McCoy and Mr. Ward; 2007 -- Mr. Jones and Mr. Tankersley; 2008 -- Mr. Garrett, Mr. Pardun and Mr. Rodriguez.

The executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers.

80

Executive Compensation

Compensation Committee Interlocks

During 2005 none of the Company’s executive officers served on the board or compensation committee of another company which had one of its executive officers serve as one of the Company’s directors or a member of the Company’s Compensation Committee.

Compensation of Directors

Currently, each director who is not an employee of Exabyte, with the exception of the Chairmen of the Audit and Compensation Committees, receives $15,000 as an annual retainer for his services as a director. The Chairmen of the Audit and Compensation Committees each receive a $30,000 annual retainer. These retainers are paid in quarterly installments in cash or stock at the discretion of the individual directors. Non-employee directors receive $1,500 for each Board meeting they attend in person and $250 for each telephone Board meeting in which they participate. The Audit Committee members receive $750 per Audit Committee meeting in which they participate, and all other committee members receive $250 per committee meeting in which they participate. Non-employee directors are also reimbursed for out-of-pocket travel expenses in connection with their attendance at Board meetings.

Meeting fees are payable in shares of restricted common stock instead of cash. The closing stock price on the day of each meeting is used to determine the number of shares granted to each director. In 2005, a total of 49,453 shares of restricted common stock with a value of $130,250 were issued to directors for their services rendered during fiscal 2004 and 2005.

Non-employee directors received options under the Incentive Stock Plan until the stockholders approved the 2004 Exabyte Corporation Employee Stock Option Plan (“2004 Plan”) in June of 2004, at which point non-employee director options will be issued out of the 2004 Plan or the 2005 Exabyte Corporation Employee Stock Option Plan (“2005 Plan”) which was approved by the Board of Directors in December 2005. Beginning in 2004, the Compensation Committee approved an annual automatic option grant to non-employee directors of 10,000 shares. Upon initial election to the board all newly elected non-employee directors receive an option to purchase 2,500 shares. The exercise price of these options is equal to the fair market value of the stock as of the date of grant. Directors are also eligible to receive discretionary grants of options under the Incentive Stock Plan, the 2004 Plan and the 2005 Plan. During fiscal 2005, options covering a total of 330,000 shares were granted to non-employee directors as a group with a weighted average exercise price of $1.60 per share.

Summary of Compensation

The following table provides summary compensation information paid to or earned by Exabyte’s Chief Executive Officer, and the Company’s two other executive officers for fiscal 2003, 2004, and 2005, (collectively, the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Securities Underlying Options (#)(3)	All Other Compensation ($)(4)(5)
Tom W. Ward(6)	2005	300,000	--	2,250,000	810
President and Chief Executive	2004	300,000	145,500(2)	3,750	810
Officer	2003	300,000	225,000(2)	700,000	810
Juan A. Rodriguez(7)	2005	225,014	--	600,000	3,176
Chairman of the Board and	2004	225,014	98,000(2)	152,500	3,176
Chief Technologist	2003	225,014	50,000(2)	94,000	3,176
Carroll A. Wallace(8)	2005	200,000	--	540,000	1,805
Chief Financial Officer	2004	200,000	98,000(2)	152,500	1,805
	2003	15,384	50,000(2)	40,000	74

(1)	Includes amounts earned but deferred at the election of the Named Executive Officers under the 401(k) plan.
(2)

2003 bonus amounts include the value of 745,214 shares issued to Mr. Ward, 52,631 shares issued to Mr. Rodriguez, and 52,631 shares issued to Mr. Wallace for bonuses earned in 2003.

2004 bonus amounts include the value of 161,378 shares issued to Mr. Ward, 65,210 shares issued to Mr. Rodriguez, and 65,210 shares issued to Mr. Wallace for bonuses earned in 2004.

(3)	We have not granted any SARs or restricted stock awards.
(4)	As permitted by SEC rules, we have not shown amounts for certain perquisites where the amounts do not exceed the lesser of 10% of bonus plus salary or $50,000.
(5)

2005 compensation includes the dollar value of executive life insurance premiums paid by Exabyte for the benefit of the Named Executive Officers as follows: Mr. Ward, $810; Mr. Rodriguez, $3,176; and Mr. Wallace, $1,805.

2004 compensation includes the dollar value of executive life insurance premiums paid by Exabyte for the benefit of the Named Executive Officers as follows: Mr. Ward, $810; Mr. Rodriguez, $3,176; and Mr. Wallace, $1,805.

2003 compensation includes the dollar value of executive life insurance premiums paid by Exabyte for the benefit of the Named Executive Officers as follows: Mr. Ward, $810; Mr. Rodriguez, $3,176; and Mr. Wallace, $74.

(6)	Mr. Tom Ward was hired and appointed President and Chief Executive Officer on June 3, 2002.
(7)

Mr. Rodriguez was appointed Interim Chief Executive Officer and President on January 20, 2002. He served in this position until June 2002, at which time he was appointed Chairman of the Board and Chief Technologist.

(8)	Mr. Wallace was appointed Chief Financial Officer of Exabyte on November 1, 2003.

Employment Agreement

The Company and Mr. Ward entered into an extension of his employment agreement in July 2005. The agreement, which expires in June 2008, provides for Mr. Ward to be the President and Chief Executive Officer of the Company. Either Mr. Ward or the Company is free to terminate his employment at any time for any reason. The employment agreement provides for a base salary of $300,000 per annum, subject to review at least annually, and a quarterly incentive bonus of up to $75,000 paid in stock at the then current fair market value upon achievement of mutually agreed goals.

Incentive Stock Plan

The Board adopted the Incentive Stock Plan in January 1987. Due to a series of amendments, as of March 8, 2005 there were 950,000 shares of common stock authorized for issuance under the Incentive Stock Plan. The Incentive Stock Plan provides for the grant of both incentive stock options (which generally have a favorable tax treatment for the optionee) and non-statutory stock options to employees, directors and consultants. These grants are made at the discretion of the Board. The Incentive Stock Plan also provides for the non-discretionary grant of non-statutory stock options to our non-employee directors. In 2001, we revised the Incentive Stock Plan to provide that, Exabyte shall not, unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the grant, or reduce the exercise price of any stock option granted under the Incentive Stock Plan.

As of March 1, 2006, options to purchase 434,000 shares were outstanding under the Incentive Stock Plan and 113,000 shares were available for future grant.

2004 Exabyte Corporation Employee Stock Option Plan

The Board adopted the 2004 Exabyte Corporation Employee Stock Option Plan (“2004 Plan”) on May 4, 2004 and the stockholders approved the plan on June 11, 2004. As of March 1, 2006, there were 2,500,000 shares of common stock authorized for issuance under the 2004 Plan. The 2004 Plan provides for the grant of non-statutory stock options to employees, directors and consultants. These grants are made at the discretion of the Board. The 2004 Plan also provides for the non-discretionary grant of stock options to our non-employee directors. The option price per share under the 2004 Plan must not be less than 100% of the fair market value on the date of grant of the underlying stock.

As of March 1, 2006, options to purchase 1,525,000 shares were outstanding under the 2004 Plan and 975,000 shares were available for future grant.

2005 Exabyte Corporation Employee Stock Option Plan

On December 1, 2005, the Board of Directors adopted the 2005 Exabyte Corporation Employee Stock Option Plan (“2005 Plan”), which provides for the issuance of up to 7,620,000 options to purchase the Company’s common stock. The terms of the 2005 Plan are substantially identical to the 2004 Plan, and provide for the grant of non-qualified stock options to employees, directors and consultants at the discretion of the Board. The option price per share under the 2005 Plan must not be less than 100% of the fair market value of the underlying stock on the date of grant.

Also on December 1, 2005, the Company granted approximately 6,553,000 options to employees and directors at an exercise price of $1.15 per share. Approximately 5,374,000 of these options were fully vested on the date of grant, with the remainder vesting ratably over a 50-month period.

Stock Option Grants

The following table contains information for fiscal 2005 concerning the grant of stock options under either the Incentive Stock Plan, the 2004 Plan or the 2005 Plan, to the Named Executive Officers:

Option Grants In Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(3)	Exercise Price ($/SH)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
					5% ($)	10% ($)
Tom W. Ward	2,250,000(2)	35.55%	$1.15	12/1/2015	$1,627,828	$4,125,561
Juan A. Rodriguez	600,000(2)	9.48%	$1.15	12/1/2015	$ 433,937	$1,099,682
Carroll A. Wallace	40,000(1)	0.63%	$2.00	9/10/2015	$ 50,312	$ 127,499
	500,000(2)	7.90%	$1.15	12/1/2015	$ 361,614	$ 916,402

(1)

Options under the 2004 Plan generally vest at the rate of 2% of the total grant per month, beginning one month from the date of grant, for a period of 50 months. Options may only be non-statutory options. The exercise price of options granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of grant. In accordance with the option agreements issued under the 2004 Plan, options granted to certain executive officers and other members of management pursuant to the 2004 Plan will fully vest upon a change in control. Pursuant to the Company’s bylaws, the Board may not reprice options granted under any of its option plans without approval of the stockholders by a majority vote.

(2)

Options under the 2005 Plan generally vest at the rate of 2% of the total grant per month, beginning one month from the date of grant, for a period of 50 months. Options granted under the 2005 Plan on December 1, 2005 were approximately 82% vested on that date, with the remainder vesting ratably over 50 months. Options may only be non-statutory options. The exercise price of options granted under the 2005 Plan must be at least equal to the fair market value of the common stock on the date of grant. In accordance with the option agreements issued under the 2005 Plan, options granted to certain executive officers and other members of management pursuant to the 2005 Plan will fully vest upon a change in control. Pursuant to the Company’s bylaws, the Board may not reprice options granted under any of its option plans without approval of the stockholders by a majority vote.

(3)	Based on options granted to Company employees during fiscal 2005 to purchase 6,330,000 shares.
(4)

The potential realizable value is based on the term of the option at the date of grant (10 years in each case). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term, and that the option is exercised and sold on the last day of the option term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company’s common stock. The amounts reflected in this table may never be achieved.

Option Exercises, Acceleration of Vesting And Year-End Option Holdings

The following table provides information concerning the exercise of options during fiscal 2005 and unexercised options held as of December 31, 2005 for the Named Executive Officers:

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-End (#)(1)		Value of Unexercised In-the-Money Options at FY-End ($)(2)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Tom W. Ward	0	0	2,940,750	713,000	0	0
Juan A. Rodriguez	0	0	772,140	148,360	0	0
Carroll A. Wallace	0	0	604,900	127,600	0	0

(1)

Includes both “in-the-money” and “out-of-the-money” options. “In-the-money” options are options with exercise prices below the market price of the Company’s common stock (as noted) on December 31, 2005.

(2)

Fair market value of the Company’s common stock on December 31, 2005, the last trading day of fiscal 2005 ($0.90, based on the closing sales price reported on the Over the Counter Bulletin Board) less the exercise price of the option.

On September 9, 2005, the Compensation Committee of the Board of Directors of the Company approved the accelerated vesting of all unvested common stock options with exercise prices equal to or greater than 200% of the closing price of the Company’s common stock on September 9, 2005 ($2.00 per share). As a result, options with an exercise price of $4.00 or higher became fully vested and exercisable on that date. All options granted to employees, officers and members of the Board of Directors under the Company’s Incentive Stock Plan, the 1997 Non-Officer Stock Option Plan, and the 2004 Stock Option Plan, and options granted to the Company’s Chief Executive Officer outside of the plans, were subject to the accelerated vesting.

The primary purpose of the accelerated vesting was to eliminate future compensation expense related to these options that the Company would otherwise recognize in its consolidated financial statements upon the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R is effective for the Company beginning in the first quarter of 2006, and will require that compensation expense related to stock options be recognized in the Company’s consolidated statement of operations. The Company estimates that the maximum aggregate future compensation expense that will be eliminated as a result of the accelerated vesting of these options is approximately $6.5 million, with $1.2 million in the fourth quarter of 2005, $3.3 million in 2006, $1.6 million in 2007 and $400,000 in 2008.

A summary of the number of outstanding options, the number and percentage of options for which vesting was accelerated, and the weighted average exercise price of the accelerated options is as follows (share amounts in thousands):

	Total outstanding options	Aggregate number of stock options for which vesting was accelerated	Percentage of aggregate number of accelerated options	Weighted average exercise price of accelerated options

Named Executive Officers (1)	1,908	710	43.5%	$10.60
Non-employee Directors	161	45	2.8%	$8.10
Total Executive Officers and Directors	2,069	755	46.3%	$10.40
All Other Employees	1,889	877	53.7%	$8.10
Total	3,958	1,632	100.0%	$9.20

(1) Includes current executive officers, as named in the Company’s 2005 Proxy Statement filed with the Securities and Exchange Commission on June 15, 2005.

Stock Plans

The following table provides information regarding the Company’s equity compensation plans, which consist of Exabyte’s Incentive Stock Plan, 1997 Non-Officer Stock Option Plan, 2004 Employee Stock Option Plan, 2005 Employee Stock Option Plan and options granted to the Company’s CEO outside of the Incentive Stock Plan as of December 31, 2005. The Company also has an employee stock purchase plan which invests only in common stock of the Company, but which is not included in the table below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	2,659,265	$8.7884	1,087,720
Equity compensation plans not approved by security holders (2)	7,857,219	$1.7880	1,312,862
Total	10,516,484	$3.5582	2,400,582

(1)           Amount includes shares issued under a stock option plan approved by stockholders on July 30, 2002 for the issuance of options to Mr. Ward of up to 700,000 shares and the 2004 Employee Stock Option Plan, which was approved by stockholders on June 11, 2004.

(2)           Amount includes the 1997 Non-Officer Stock Option Plan, under which options may be granted to employees who are not officers or directors of the Company, the stock option plan approved by the Board of Directors in 2003 for the issuance of options to Mr. Ward for an additional 700,000 shares, and the 2005 Employee Stock Option Plan, which was approved by the Board of Directors on December 1, 2005. A description of these compensation plans not approved by stockholders is contained below in Item 11 and Note 5 to the Consolidated Financial Statements.

Security Ownership Of Certain Beneficial Owners And Management

The following table provides certain information regarding the ownership of Exabyte’s common stock as of May 1, 2006 by:

•	each director;
•	each current executive officer named in the Summary Compensation Table;
•	all of Exabyte’s directors and the named Executive Officers as a group; and
•	all those known to be beneficial owners of more than five percent of Exabyte’s common stock.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total	Percent of Outstanding Votes
Meritage Investment Partners LLC(2)	19,142,232	68.15%	39.08%
1600 Wynkoop
Suite 300
Denver, CO 80202
Imation Corp.(7)	4,041,912	23.61%	10.94%
1 Imation Place
Oakdale, MN 55128
Crestview Capital Master, LLC(8)	1,455,366	9.05%	*
Northbrook, IL 60062
Juan A. Rodriguez(3)	845,975	5.47%	*
Tom W. Ward(3)(5)	5,461,996	28.17%	5.12%
Leonard W. Busse(3)	77,315	*	*
John R. Garrett(3)	71,719	*	*
A. Laurence Jones(3)	101,556	*	*
Stephanie Smeltzer McCoy(3)	89,461	*	*
Thomas E. Pardun(3)	82,785	*	*
G. Jackson Tankersley, Jr.(3)(4)	19,559,301	68.77%	39.50%
Carroll A. Wallace(3)	632,284	*	*
Executive Officers and Directors as a group (9 persons)(6)	26,922,392	82.47%	45.90%

______________
*	Less than one percent.
(1)

This table is based upon information supplied by officers, directors and principal stockholders and by Schedules 13D and 13G, if any, filed with the SEC. Subject to footnotes below and community property laws, where applicable, each of the stockholders named has sole power to vote and dispose of the shares indicated as beneficially owned. As required by Rule 13d-3(d), each of the names indicated in the table are deemed to be the beneficial owner of shares that the person has the right to acquire beneficial ownership of within 60 days of May 1, 2006.

Applicable percentages are based on 14,681,671 shares outstanding on May 1, 2006, adjusted as required by Rule 13d-3(d)(1).
(2)

This information is based on a Schedule 13D, dated November 1, 2005, filed with the SEC and subsequent information separately provided by Meritage Private Equity Fund, L.P. (“Meritage Fund”), private equity investment fund, and Meritage Investment Partners, LLC (“Meritage Investment”), a manager of private equity investment funds and the sole general partner of Meritage Fund.

Includes shares directly beneficially owned by Meritage Fund as follows: 5,031,389 shares of common stock, 7,630,859 shares of Series AA Preferred stock (as-converted), 1,948,333 shares related to the conversion of 10% Convertible Subordinated Notes Payable and 2,174,334 shares of common stock issuable upon the exercise of warrants.

Also includes shares owned indirectly beneficially by Meritage Investment through two other funds in which it is the sole general partner as follows: 705,578 shares of common stock, 1,072,219 shares of Series AA Preferred stock (as-converted), 273,889 shares related to the conversion of 10% Convertible Subordinated Notes Payable and 305,631 shares of common stock issuable upon the exercise of warrants.

Meritage Fund is shown to have sole voting and dispositive power over 16,784,915 shares, representing 63.49% of the common stock. Meritage Investment is shown to have sole voting and dispositive power over all of the shares.

(3)

Includes shares issuable upon the exercise of outstanding stock options that are exercisable within 60 days of May 1, 2006, as follows: Mr. Rodriguez, 796,380 shares; Mr. Ward, 3,073,350 shares; Mr. Busse, 56,002 shares; Mr. Garrett, 53,272; Mr. Jones, 74,502 shares; Ms. McCoy, 54,502 shares; Mr. Pardun, 59,502 shares; Mr. Tankersley, 55,502 shares; and Mr. Wallace, 620,500 shares.

(4)

Includes the shares listed for Meritage Investment Partners LLC under footnote 2, as to which Mr. Tankersley has voting and dispositive power by virtue of being a managing member of Meritage Investment Partners, LLC. Mr. Tankersley disclaims beneficial ownership of such shares. Also includes the following shares held by the following entities: Millennial Holdings LLC, 16,485 shares of common stock; 156,236 shares of Series AA preferred stock (as-converted) and 8,436 shares of common stock issuable upon the exercise of warrants; The Millennial Fund, 6,081 shares of common stock; 56,290 shares of Series AA preferred stock (as-converted) and 3,039 shares of common stock issuable upon the exercise of warrants; and Tankersley Family Limited Partnership, 8,257 shares of common stock, 70,842 shares of Series AA preferred stock (as-converted) and 3,825 shares of common stock issuable upon the exercise of warrants. Mr. Tankersley is the managing member of Millennial Holdings LLC and sole general partner of Tankersley Family Limited Partnership and may be deemed to posses voting and dispositive power over shares held by such entities. Mr. Tankersley disclaims beneficial ownership of all such shares. The Millennial Fund is not a separate legal entity and Mr. Tankersley is the direct beneficial owner of all shares held in that name.

(5)	Includes 1,636,509 shares of Series AA preferred stock (as converted) owned directly by Mr. Ward.
(6)	Includes shares described in the notes above, as applicable.
(7)

Includes shares directly beneficially owned by Imation Corp. as follows: 1,605,623 shares of common stock, 1,599,895 shares of Series AA Preferred stock (as-converted) and 836,394 shares of common stock issuable upon the exercise of warrants.

(8)

Includes shares directly beneficially owned by Crestview Capital Master, LLC as follows: 49,256 shares of common stock, 833,333 shares of Series AA Preferred stock (as-converted), 277,777 shares related to the conversion of 10% Convertible Subordinated Notes Payable and 295,000 shares of common stock issuable upon the exercise of warrants.

(9)

Percentage of total voting power is based on votes of shares actually outstanding and owned by the stockholder and the total votes of outstanding shares as of May 1, 2006. Series AA Preferred stock is non-voting stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Bank Guarantees

In April 2003, the Company entered into a Third Modification Agreement of its line of credit agreement with Silicon Valley Bank (“SVB”). In connection with the Third Modification, SVB notified the Company that it was in an “over advance” state with respect to its line of credit, and that, in order for SVB to continue to allow the Company to borrow under the line, the Company was required to cause Tom Ward, the Company’s Chief Executive Officer, and Meritage Private Equity Funds, L.P., a significant beneficial owner (together the “Guarantors”), to guarantee up to a maximum of $2,500,000 (with Mr. Ward and Meritage guaranteeing 10% and 90%, respectively, of the amount) for advances in excess of the Company’s credit limit (the “Guaranties”). The Company, through an independent committee of its Board, negotiated agreements with the Guarantors, whereby the Guarantors agreed to such a guarantee in exchange for a specific number of shares of the Company’s common stock, as discussed below. In addition, SVB required that each of the Guarantors enter into a subordination agreement whereby each Guarantor agreed to subordinate to SVB: (1) all of the Company’s present and future indebtedness and obligations to the Guarantor; and (2) all of the Guarantor’s present and future security interests in the Company’s assets and property. Additional guaranties for $250,000 of excess borrowings from other guarantors were obtained in July 2003 under similar terms, including a guarantee of $150,000 by an affiliate of Crestview Capital Master, LLC (“Crestview”), a significant beneficial owner.

As consideration for the Guaranties, the Company issued to the Guarantors (pro-rata) 2,500,000 shares of its common stock on April 21, 2003, 1,250,000 shares on July 15, 2003, 250,000 shares on July 18, 2003, 879,325 shares on September 15, 2003, 125,000 shares on October 18, 2003 and 370,675 shares on March 11, 2004. The Company issued 250,000 common shares in July 2003 and an additional 125,000 shares in October 2003 to the other guarantors, including 225,000 shares to Crestview. The Company determined the fair value of all of the shares based on the market price of the Company’s stock on the date the shares were earned by the Guarantors, and recorded $10,146,000 of stock-based interest expense during 2003. All of the Guaranties were terminated in November 2003. The excess borrowing availability was substantially utilized by the Company during the period of time that the Guaranties were in effect.

Series AA Issuance and Exchange

On May 3, 2004, the following related parties purchased shares of Series AA preferred stock and warrants pursuant to the Purchase Agreement as follows:

Party	Series AA Shares	Common Shares Underlying Warrants
Meritage Entrepreneurs Fund, L.P.	80	2,400
Meritage Private Equity Fund, L.P.	4,384	131,520
Meritage Private Equity Parallel Fund, L.P.	536	16,080
The Millennial Fund	50	1,500
Millennial Holdings LLC	100	3,000
Tankersley Family Limited Partnership	50	1,500

On April 30, 2004, Exabyte entered into the Purchase Agreement pursuant to which the Company issued and sold to the purchasers in a private placement (a) 25,000 shares of Series AA preferred stock of the Company and (b) warrants to purchase in the aggregate 750,000 shares of Common Stock. The Company received in the aggregate net proceeds of $23.6 million from this financing on May 3, 2004. Participants in the financing included a group of institutional investors and existing Exabyte shareholders.

The Series AA preferred shares were priced at $1,000 per share and are convertible into Common shares at $1.80 per share, as noted below. The warrants to purchase Common Stock expire after five years and have an exercise price of $1.80 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments.

In connection with the sale of the Convertible Notes, the conversion and exercise price of the Series AA Preferred Stock and related warrants was adjusted to the adjusted conversion price of the Convertible Notes, or $1.80 per share.

In connection with the sale of the Series AA Preferred Stock, the Company also entered into Exchange Agreements with all of the then existing holders of the Company’s Series H and Series I preferred stock, pursuant to which such holders exchanged their preferred shares for Series AA preferred shares. The Series H preferred shares were converted into Series AA preferred shares on a one share for one share basis. The Series I preferred shares were converted as follows: one Series AA preferred share for each share of Common Stock the Series I holder would have received upon conversion, including the accrual of all dividends on the Series I shares through December 31, 2004. Under the Exchange Agreements, the Company issued a total of 19,909 Series AA Shares and warrants to purchase 597,271 shares of Common Stock. These warrants have the same terms as those issued to the purchasers of the Series AA shares.

The following related parties exchanged the number of shares indicated with the Company:

Party	Series H Shares Exchanged	Series I Shares Exchanged	Series AA Shares Received
Imation Corp.	—	1,500,000	2,879,812
Meritage Private Equity Fund, L.P.	3,896,890	2,411,200	13,736.000
Meritage Private Equity Parallel Fund, L.P.	476,444	294,800	1,679.345
Meritage Entrepreneurs Fund, L.P.	71,111	44,000	250.649
Millenial Holdings LLC	76,881	46,758	281.226
The Millenial Fund	21,773	13,242	101.000
Tankersley Family Limited Partnership	32,884	20,000	127.516
Tom W. Ward	—	1,320,000	2,945.717

For information on the purchase of Series AA Preferred shares by Crestview Capital Master, LLC, which may be deemed on March 1, 2006 to be a beneficial owner of more than 5% of our common stock, see “Selling Security Holders.”

Convertible Notes Offering

On October 31, 2005, the following related parties purchased the principal amount of Convertible Notes and related warrants, as follows:

Party	Convertible Notes	Common Shares Underlying Warrants
Crestview Capital Master, LLC	$500,000	250,000
Meritage Entrepreneurs Fund, L.P.	$64,000	32,000
Meritage Private Equity Fund, L.P.	$3,507,000	1,753,500
Meritage Private Equity Parallel Fund, L.P.	$429,000	214,500

Effective October 31, 2005, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued and sold to the purchasers in a private placement (a) $9,550,000 of 10% Secured Convertible Notes, and (b) warrants to purchase in the aggregate 4,775,000 shares of Common Stock. Participants in the financing include a group of institutional investors and Company shareholders.

The Convertible Notes mature, in total, on September 30, 2010, and were initially convertible into Common shares at $2.80 per share. However, on December 1, 2005, the 30-day anniversary of the original issue date, the Conversion Price was adjusted to $1.80 per share (the average of the daily volume weighted average price (or VWAP) for the immediately preceding five trading days but not less than $1.80 per share). The warrants to purchase Common shares expire after five years and had an initial exercise price of $2.80 per Common share; however, the exercise price was also adjusted to equal the adjusted conversion price per share of the Convertible Notes or $1.80 per share. The conversion and exercise prices are subject to rights to acquire Common Stock at below the conversion and exercise prices in effect.

Imation Transactions

For information regarding transactions with Imation, which may be deemed on March 1, 2006, to be the beneficial owner of more than 5% of our Common Stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Media Distribution Agreement.” During the year ended December 31, 2005, we recorded revenue from the sale of media products to Imation of $35,075,000.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon for us by Holland & Hart LLP.

Experts

The consolidated financial statements as of December 31, 2004 and 2005 and for each of the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Exabyte’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of operations, stockholders’ deficit and cash flows for the year ended January 3, 2004 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Exabyte’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1024, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at the address set forth above. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities.

Consolidated Financial Statements

Consolidated Financial Statement Schedules

Years ended January 3, 2004, December 31, 2004 and December 31, 2005.

II	Valuation and Qualifying Accounts	II-9

All other schedules are omitted because they are inapplicable, not required under the instructions, or the information is included in the financial statements or notes thereto.

Report Of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Exabyte Corporation

Boulder, Colorado

We have audited the accompanying consolidated balance sheets of Exabyte Corporation and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. Our audits also included the consolidated financial statement schedule II for the years ended December 31, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exabyte Corporation and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule II for the years ended December 31, 2004 and 2005, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, certain errors resulting in the understatement of previously reported liabilities relating to embedded derivatives included in the Series AA Convertible Preferred Stock Agreement and the overstatement of stockholders’ equity relating to the classification of the Company’s Series AA Convertible Preferred Stock as of December 31, 2004, were discovered by management of the Company during 2005. Accordingly, the 2004 financial statements have been restated to correct the error.

The accompanying consolidated financial statements have been prepared assuming Exabyte Corporation and its subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, Exabyte Corporation and its subsidiaries has experienced recurring losses and has an accumulated deficit of $123,869,000 which, among other things, raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 8, 2006

Denver, Colorado

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Exabyte Corporation

In our opinion, the consolidated statements of operations, stockholders’ deficit and cash flows for the year ended January 3, 2004, listed in the accompanying index, present fairly, in all material respects, the results of operations and cash flows of Exabyte Corporation and its subsidiaries as of January 3, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the consolidated financial statement schedule for the year ended January 3, 2004, listed in the accompanying index, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses. This factor, among others, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

March 30, 2004, except as to the reverse

stock split described in Note 1, which
is as of December 2, 2005

Exabyte Corporation And Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2004	December 31, 2005
	(As restated, see Note 8)
ASSETS
Current assets:
Cash and cash equivalents	$444	$430
Accounts receivable, less allowances for uncollectible accounts and sales returns and programs of $1,910 and $2,382, respectively	13,929	14,171
Inventory, net	12,398	7,765
Other	2,322	1,488
Total current assets	29,093	23,854

Equipment, product tooling and leasehold improvements, net (Note 2)	2,601	2,720
Goodwill	7,428	7,428
Other non-current assets	857	713

Total non-current assets	10,886	10,861
Total assets	$39,979	$34,715

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,766	$5,149
Accrued liabilities (Note 3)	5,017	6,712
Current portion of deferred revenue (Note 11)	3,460	2,001
Line of credit - Bank (Note 4)	6,173	3,652
Current portion of notes payable - suppliers (Note 4)	3,201	5,131
Note payable to customer (Note 11)	—	2,000
Current portion of other liabilities	488	251
Total current liabilities	26,105	24,896
Convertible Subordinated Notes, net (Note 4)	—	318
Derivative financial instruments, at estimated fair value (Note 7)	11,165	27,060
Notes payable, less current portion (Notes 4 and 11):
Suppliers	6,210	888
Customer	—	5,000
Others	2,973	3,010
	9,183	8,898
Deferred revenue, less current portion (Note 11)	15,025	4,211
Accrued warranties, less current portion	845	1,012
Other liabilities, less current portion	573	280
Total liabilities	$62,896	$66,675

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries

Consolidated Balance Sheets (Continued)

(In thousands, except per share data)	December 31, 2004	December 31, 2005
	(As restated, see Note 8)
Series AA Convertible preferred stock, net of discount. Stated and liquidation value of $45,000; 55 shares authorized, 45 shares outstanding (Note 6)	$37,941	$38,931

Stockholders’ deficit (Notes 5 and 6):
Preferred stock; no series; $.001 par value; 18,350 shares authorized; no shares issued and outstanding	$—	$—
Preferred stock; series A; $.001 par value; 500 shares authorized; no shares issued and outstanding	—	—
Series G convertible preferred stock; $.001 par value; 1,500 shares authorized; no shares issued and outstanding	—	—
Series H convertible preferred stock; $.001 par value; 9,650 shares authorized; no shares issued and outstanding	—	—
Series I convertible preferred stock; $.001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.001 par value; 350,000 shares authorized; 11,196 and 13,963 shares outstanding, respectively	11	14
Additional paid-in capital	51,508	53,542
Treasury stock, at cost; 10 shares	(578)	(578)
Accumulated deficit	(111,799)	(123,869)
Total stockholders’ deficit	(60,858)	(70,891)

Commitments and contingencies (Note 12)

Total liabilities and stockholders’ deficit	$39,979	$34,715

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries

Consolidated Statements Of Operations

(In thousands, except per share data)	Fiscal Years Ended
	January 3, 2004	December 31, 2004	December 31, 2005
		(As restated, see Note 8)
Net revenue	$94,169	$102,051	$90,968
Cost of goods sold	78,576	76,997	65,395

Gross profit	15,593	25,054	25,573

Operating expenses:
Selling, general and administrative	30,084	23,783	20,913
Engineering, research and development	9,826	9,244	9,395
Lease terminations and related costs (Note 13)	4,707	—	—
Total operating expenses	44,617	33,027	30,308

Loss from operations	(29,024)	(7,973)	(4,735)

Other income (expense):
Interest expense (Note 4):
Stock-based	(10,146)	(88)	(163)
Amortization of debt discount	—	—	(318)
Other	(2,713)	(1,493)	(1,479)
Total interest expense	(12,859)	(1,581)	(1,960)
Change in estimated fair value of derivative financial instruments (Note 7)	—	35,074	(3,807)
Other financing costs (Note 4)	—	(1,330)	(1,964)
Gain (loss) on foreign currency translation	(1,851)	(105)	793
Litigation settlements, net (Note 12)	—	—	75
Other, net	130	(208)	(312)
Total other income (expense)	(14,580)	31,850	(7,175)

Earnings (loss) before income taxes	(43,604)	23,877	(11,910)

Income tax expense (Note 9)	(88)	(47)	(160)

Net earnings (loss)	(43,692)	23,830	(12,070)

Deemed dividends (Notes 6 and 7):
Beneficial conversion of preferred stock	(556)	—	—
Exchange of preferred stock	—	(4,225)	—
Issuance of Series AA convertible preferred stock and amortization of related discount	—	(45,404)	(990)

Net loss available to common stockholders	$(44,248)	$(25,799)	$(13,060)

Basic and diluted loss per share	$(6.96)	$(2.44)	$(1.10)

Weighted average common shares used in calculation of basic and diluted loss per share	6,362	10,583	11,912

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries

Consolidated Statements Of Stockholders’ Equity (Deficit)

(In thousands, except per share data)	Preferred Stock			Common Stock		Additional			Total
	Series G	Series H	Series I	Shares	Amount	Paid-In Capital	Treasury Stock	Accumulated Deficit	Stockholders’ Equity (Deficit)
Balances at December 29, 2002	1	10	8	3,361	3	98,507	(2,060)	(91,937)	4,532
Common stock options exercised at $1.80 and $7.40 per share	—	—	—	2	—	13	—	—	13
Common stock issued pursuant to employee stock purchase plan at $0.80 per share	—	—	—	2	—	2	—	—	2
Issuance of 1,500 shares of Series I preferred stock at $1.00 per share (Note 9)	—	—	1	—	—	1,499	—	—	1,500
Issuance of common stock warrants (Note 4)	—	—	—	—	—	71	—	—	71
Common stock issued under loan guaranties (Note 4)	—	—	—	5,004	5	8,439	—	—	8,444
Common stock issued for compensation	—	—	—	26	—	(1,151)	1,482	—	331
Common stock issued for settlement of accounts payable	—	—	—	294	—	383	—	—	383
Common stock dividend	—	—	—	22	—	—	—	—	—
Conversion of preferred stock to common stock	(1)	(3)	—	591	1	3	—	—	—
Net loss for the year	—	—	—	—	—	—	—	(43,692)	(43,6922)
Balances at January 3, 2004	$—	$7	$9	9,302	$9	$107,766	$(578)	$(135,629)	$(28,4166)
Common stock options exercised at prices ranging from $1.50 to $10.50 per share	—	—	—	32	—	179	—	—	1799
Common stock issued pursuant to employee stock purchase plan at $3.50 and $7.50 per share	—	—	—	4	—	23	—	—	23
Conversion of preferred stock to common stock	—	(1)	(3)	695	1	3	—	—	—
Common stock issued upon exercise of warrants	—	—	—	174	—	—	—	—	—
Exchange of preferred stock to Series AA preferred stock and reclassification	—	(6)	(6)	—	—	(13,825)	—	—	(13,837)
Issuance of common stock warrants	—	—	—	—	—	88	—	—	88
Common stock issued under loan guaranties (Note 4)	—	—	—	370	1	1,630	—	—	1,631
Common stock issued for compensation	—	—	—	295	—	1,048	—	—	1,048
Common stock dividends	—	—	—	324	—	—	—	—	—
Deemed dividend to record Series AA at stated liquidation value (Note 6)	—	—	—	—	—	(44,909)	—	—	(44,909)
Amortization of discount on Series AA preferred stock (Note 6)	—	—	—	—	—	(495)	—	—	(495)
Net earnings for the year	—	—	—	—	—	—	—	23,830	23,830
Balances at December 31, 2004 (As restated, see Note 8)	$—	$—	$—	11,196	$11	$51,508	$(578)	$(111,799)	$(60,858)

See accompanying notes to the consolidated financial statements

F -7

Exabyte Corporation And Subsidiaries

Consolidated Statements Of Stockholders’ Equity (Deficit)(Continued)

(In thousands, except per share data)	Preferred Stock			Common Stock		Additional			Total
	Series G	Series H	Series I	Shares	Amount	Paid-In Capital	Treasury Stock	Accumulated Deficit	Stockholders’ Equity (Deficit)
Balances at December 31, 2004 (As restated, see Note 8)	$—	$—	$—	11,196	$11	$51,508	$(578)	$(111,799)	$(60,858)
Common stock options exercised at $1.81 and $4.50 per share	—	—	—	20	—	36	—	—	369
Common stock issued pursuant to employee stock purchase plan at $2.13 and $0.77 per share	—	—	—	12	—	11	—	—	11
Common stock issued in connection with modification of media distribution agreement (Note 9)	—	—	—	1,500	2	2,848	—	—	2,850
Common stock issued for compensation	—	—	—	49	—	130	—	—	130
Common stock dividends	—	—	—	1,186	1	(1)	—	—	—
Amortization of discount on Series AA preferred stock	—	—	—	—	—	(990)	—	—	(990)
Net loss for the year	—	—	—	—	—	—	—	(12,070)	(12,070)
Balances at December 31, 2005	$—	$—	$—	13,963	$14	$53,542	$(578)	$(123,869)	$(70,891)

See accompanying notes to the consolidated financial statements

F -8

Exabyte Corporation And Subsidiaries

Consolidated Statements Of Cash Flows

(In thousands)	Fiscal Years Ended
	January 3, 2004	December 31, 2004	December 31, 2005
		(As restated, see Note 8)
Cash flows from operating activities:
Net earnings (loss)	$(43,692)	$23,830	$(12,070)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	3,688	1,772	1,403
Provision for uncollectible accounts receivable and sales returns and programs	5,301	208	700
Provision for excess and obsolete inventory	9,814	1,150	1,600
Lease terminations and related costs	4,707	—	—
Provision for settlement of litigation	—	—	1,125
Stock-based compensation expense	331	854	130
Stock-based interest expense	10,146	88	163
Amortization of deferred revenue related to media distribution agreement	(154)	(1,850)	(1,850)
Amortization of debt discount	—	—	318
Change in estimated fair value of derivative financial instruments	—	(35,074)	3,807
Other non-cash financing costs	—	1,330	1,964
Loss (gain) on disposal of equipment and leasehold improvements	(124)	169	—
Loss (gain) on foreign currency translation of non-current liability	1,634	(81)	(781)
Changes in assets and liabilities:
Accounts receivable, net	11,808	627	(942)
Inventory, net	2,683	(1,463)	3,033
Other current assets	74	(546)	834
Other non-current assets	488	(542)	144
Accounts payable	(452)	(1,077)	(2,617)
Accrued liabilities	(2,318)	(2,595)	(1,593)
Deferred revenue	18,416	(140)	1
Other non-current liabilities	908	(17)	(249)
Net cash provided (used) by operating activities	23,258	(13,357)	(4,880)
Cash flows from investing activities:
Purchase of equipment, product tooling and leasehold improvements	(2,695)	(1,761)	(1,855)
Proceeds from sale of equipment	302	—	—
Net cash used by investing activities	(2,393)	(1,761)	(1,855)

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries

Consolidated Statements Of Cash Flows (Continued)

(In thousands)	Fiscal Years
	January 3, 2004	December 31, 2004	December 31, 2005
Cash flows from financing activities:		(As restated, see Note 8)
Proceeds from issuance of common and preferred stock, net of offering costs	1,515	23,811	47
Borrowings under line of credit - Bank	113,987	85,703	103,411
Payments under line of credit - Bank	(126,050)	(86,028)	(105,932)
Proceeds from convertible subordinated notes	—	—	9,550
Proceeds from note payable to customer	—	—	2,000
Payments on notes payable and other non-current liabilities	(4,002)	(14,903)	(2,355)
Net cash provided (used) by financing activities	(14,550)	8,583	6,721
Net increase (decrease) in cash and cash equivalents	6,315	(6,535)	(14)
Cash and cash equivalents at beginning of year	664	6,979	444
Cash and cash equivalents at end of year	$6,979	$444	$430

Supplemental disclosures of other cash and non-cash investing and financing activities:
Interest paid in cash	$(2,713)	$(1,493)	$(1,446)
Common stock issued in satisfaction of liability related to overadvance loan guarantees	—	1,631	—
Common stock issued in satisfaction of accrued bonuses	—	330	—
Conversion of accounts payable to notes payable	20,946	—	—
Conversion of accrued liabilities to notes payable	4,049	—	—
Common stock issued in settlement of accounts payable	383	—	—
Adjustment of fixed assets acquired through note payable	—	—	333
Note payable, common stock and warrants issued in connection with modification of media distribution agreement	—	—	8,424

See accompanying notes to the consolidated financial statements.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 1 - Operations and Summary of Significant Accounting Policies

Business, Liquidity and Basis of Presentation

Exabyte Corporation (“Exabyte” or the “Company”) was incorporated on June 5, 1985 under the laws of the state of Delaware. Exabyte markets, designs and manufactures (through third-party manufacturing partners) storage products including VXA® drives, as well as automation for VXA® and LTO™ (Ultrium™) technologies. Exabyte discontinued the manufacture and sale of MammothTape™ drives and automation products in the fourth quarter of 2005. Exabyte also provides its own brand of recording media and provides worldwide service and customer support to its customers and end users through third-party providers. Prior to fiscal year 2004, the Company reported its results of operations on the basis of a fiscal year of 52 or 53 weeks ending on the Saturday closest to December 31. Beginning with the three months ended March 31, 2004, the Company is reporting its operating results on a calendar month, quarter and annual basis. There were 53 weeks in fiscal 2003. The year ended January 3, 2004 is referred to as “2003” in the accompanying notes to the consolidated financial statements. The Company’s stock is traded on the OTC Bulletin Board under the symbol OTCBB: EXBY.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $43,692,000 and $12,070,000 in fiscal 2003 and 2005 respectively, incurred a loss from operations of $7,973,000 in 2004, and had a stockholders’ deficit of $60,858,000 and $70,891,000 as of December 31, 2004 and 2005, respectively.

The Company had negative working capital as of December 31, 2005 and has continued to reassess its business strategy and investigate various strategic alternatives that would increase liquidity and working capital. As discussed in Note 4, on October 31, 2005, the Company completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes. The proceeds from this offering will be used for general working capital purposes, including new product development and marketing activities. As discussed in Note 11, on October 31, 2005, the Company also entered into an amendment of the Media Distribution Agreement (“MDA”) with Imation Corp. The amendment provides that the sales prices of media to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. Prior to the amendment, the sales prices to Imation were such that Imation was able to realize a 25% gross margin on sales to third parties. In addition to the impact of the amendment to the MDA, the timely introduction of new hardware products, increasing revenue from existing and new hardware products, increasing unit shipments of media products, decreasing product costs and increasing gross margins are critical factors in achieving profitable operations. However, there can be no assurance that the Company will achieve profitable operations in the near term, and if the Company does not generate sufficient cash flow from operations to support its operations, the Company may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Due to the uncertainty relating to the Company’s ability to achieve profitable operations, the Company will continue to investigate the following alternatives to improve its liquidity and overall financial condition:

•	Obtaining additional capital from debt or equity fund raising activities;

•	Strategic alliance or business combination and related funding from such relationship;

•	Continued restructuring of current operations to decrease operating costs and improve gross margins;

•	Sale of all or a portion of operations or technology rights; or

•	Restructuring of notes payable and trade payables to certain suppliers to provide for extended payment terms.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which require the use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenue and expenses. Accordingly, actual results could differ from the estimates used.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have original maturities of three months or less at the date of purchase. The Company had minimal or no cash equivalents at December 31, 2004 and 2005.

Reverse Stock Split

Effective for trading on October 31, 2005, the Company effected a ten for one reverse split of its common stock that combined ten outstanding shares prior to the split into one outstanding share after the split. All share and per share amounts in the accompanying consolidated financial statements, and notes thereto, have been adjusted to reflect the reverse split.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Inventory

Inventory is recorded at the lower of cost or market using the first-in, first-out method, and includes materials, labor and manufacturing overhead. Inventory is presented net of reserves for excess quantities and obsolescence related to raw materials and component parts of $8,358,000 and $4,102,000 at December 31, 2004 and 2005, respectively, and consists of the following:

	December 31, 2004	December 31, 2005
(In thousands)
Raw materials and component parts, net	$5,068	$3,301
Finished goods	7,330	4,464
	$12,398	$7,765

Equipment, Product Tooling and Leasehold Improvements

Equipment, product tooling and leasehold improvements are recorded at cost. Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the respective assets or products. Product tooling, software, computers, furniture and machinery/equipment are depreciated over three years. Leasehold improvements are amortized over the useful life of the asset or the lease term (three to five years), whichever is less. Maintenance and repairs are expensed as incurred.

The Company continually evaluates long-lived assets based on the net future cash flow expected to be generated from the asset on an undiscounted cash flow basis, after consideration of significant events or changes in circumstances which indicate the recorded balance may not be recoverable. If that analysis indicates that impairment has occurred, the Company measures the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, borrowings under the Company’s line of credit and other notes payable, and the current portion of other non-current liabilities in the consolidated balance sheets approximate fair value due to the short-term maturity of these instruments. The fair value of non-current liabilities, primarily convertible notes and other notes payable, is estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amounts included in the consolidated balance sheets.

The fair values of derivative financial instruments, all of which relate to the issuance of the Company’s common stock upon conversion or redemption of convertible preferred stock or convertible notes payable, and the exercise of related warrants, are estimated using various pricing models and assumptions related to the estimated term of those instruments, the volatility of the price of the Company’s common stock, interest rates and the probability of such conversion or redemption.

Goodwill

The Company accounts for goodwill under the provisions of FAS 142. Under FAS 142, goodwill is assigned to one or more reporting units based upon certain criteria, is tested for impairment upon adoption of FAS 142 and annually thereafter, and is no longer amortized. Goodwill relates to the Company’s fiscal 2001 business combination with Ecrix Corporation (“Ecrix”). Upon adoption of FAS 142 on January 1, 2002, the Company concluded that it has one reporting unit, and in 2002 the Company completed the transitional and annual impairment tests using the following approach: (1) Calculate the fair value of the Company based on quoted market prices of the Company’s stock, and compare such amount with the Company’s carrying value (stockholders’ equity or deficit), including goodwill; (2) If the fair value of the Company is less than its carrying amount, measure the amount of impairment loss, if any, by comparing the implied fair value of the goodwill with the carrying amount of such goodwill; (3) If the carrying amount of the goodwill exceeds its implied fair value, recognize that excess as an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

impairment loss. Using this method, the Company determined that the fair value of the reporting unit, including goodwill, exceeded carrying value as of the date of adoption, and December 31, 2004 and 2005 and, accordingly, goodwill is not considered to be impaired.

Revenue Recognition and Accounts Receivable

The Company recognizes revenue when persuasive evidence of an arrangement exists, shipment or delivery has occurred, the sales price is fixed or determinable, and collectibility of the related receivable is reasonably assured. Generally, these criteria are met upon shipment or delivery of products and transfer of title and risk of loss to customers. Product sales to certain distributors and resellers are subject to agreements allowing certain limited rights of return, marketing related rebates and price protection on unsold merchandise. Accordingly, the Company records an allowance for these items, as well as other product returns in the period of the sale based on contractual terms and historical data. The Company sells products to certain original equipment manufacturers (“OEM’s”), which require that the Company maintain inventory at third party warehouses. Revenue from these sales is recognized when title transfers, which is generally when the OEM takes possession of the inventory from the warehouse. Revenue for out-of-warranty service repairs is recorded when the service has been performed and the product has been shipped back to the customer. Revenue for on-site warranty contracts is deferred and amortized using the straight-line method over the contract period. Shipping and handling costs are included in cost of goods sold.

The distribution fee, as adjusted, received by the Company in connection with the Media Distribution Agreement (“MDA”) discussed in Note 11 was recorded as deferred revenue and is being amortized using the straight-line method over ten years, which represents the estimated period over which existing media products at the commencement of the MDA will be sold. In addition, under certain circumstances the adjusted distribution fee may be refundable on a pro-rata basis over a ten year period from the date of the MDA.

The Company estimates its allowance for uncollectible accounts based on known exposure for specific accounts, as well as historical bad debt experience.

Foreign Currency Transactions and Remeasurement

The U.S. dollar is the functional currency of the consolidated corporation including its subsidiaries. For the Company’s foreign subsidiaries, monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date and non-monetary assets are remeasured at historical rates. Results of operations are remeasured using the average exchange rates during the period. The Company recorded net foreign exchange losses related to these remeasurements of $33,000, $65,000 and $46,000 in 2003, 2004 and 2005, respectively. From time to time, the Company enters into transactions that are denominated in foreign currencies, primarily for product purchases. These transactions are remeasured at the prevailing spot rate upon payment and recorded in the operating account to which the payment relates. Accounts receivable and payable from subsidiaries denominated in foreign currencies are remeasured using period end rates and transaction gains and losses are recorded. The Company recorded net foreign exchange (gains) losses related to these translations of $1,818,000, $40,000 and $(839,000) in 2003, 2004 and 2005, respectively. In 2003, 2004 and 2005, (gains) losses of $1,634,000, $(81,000) and $(781,000), respectively, related to the translation of a note payable to a supplier denominated in Yen. In addition, during the first quarter of 2004 the Company’s cost of goods sold increased by $488,000 as a result of a supply agreement with a Japanese supplier which required payment in Yen at a fixed conversion rate. Effective April 1, 2004, purchases under this agreement are made in US dollars.

Comprehensive Income

The Company has no items of comprehensive income.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Liability For Warranty Costs

The Company establishes a warranty liability for the estimated cost of warranty-related claims at the time product related revenue is recognized. The following table summarizes information related to the Company’s warranty liability for the years ended December 31:

(In thousands)	2004	2005
Balance at beginning of year	$2,024	$1,583
Accruals for warranties issued during the year	882	1,375
Amortization during the year	(1,323)	(1,582)
Balance at end of year	$1,583	$1,376

Advertising Costs

Advertising costs are expensed as incurred and totaled $186,000, $536,000 and $441,000 in 2003, 2004 and 2005, respectively.

Engineering, Research and Development Costs

All engineering, research and development costs are expensed as incurred.

Loss Per Common Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding, and is calculated by dividing net loss available to common stockholders by the weighted average number of shares outstanding during the period. Diluted loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares used in the basic loss per share calculation, adjusted for the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. Due to a net loss available to common shareholders in 2003, 2004 and 2005, basic and diluted loss per share are equal, as the inclusion of potentially dilutive common shares is anti-dilutive.

For interim reporting purposes, the effect of common stock options, warrants, convertible preferred stock and convertible notes payable will be included, as applicable, in the earnings per share calculations should the Company have earnings available to common shareholders. The Company included common stock options with an exercise price less than the average closing price per share of the Company’s common stock (using the treasury stock method) during the three months ended September 30, 2004, December 31, 2004, March 31, 2005, and December 31, 2005, respectively, as dilutive common stock equivalents in calculating earnings per share. In addition, during these periods the Series AA Convertible Preferred Stock and the 10% Secured Convertible Subordinated Notes were included in the calculations on an “as converted” basis, with net earnings or loss available to common shareholders adjusted for the change in estimated fair value of derivative financial instruments, dividends and interest expense, as applicable. As a result, the Company had a diluted loss per share for each of these periods.

Options to purchase 1,603,000, 2,441,000 and 2,873,000 shares of common stock were excluded from diluted share calculations for 2003, 2004 and 2005, respectively, as a result of the exercise prices being greater than the average fair market value of the Company’s stock for the year. As a result, the options are anti-dilutive.

In addition, options to purchase 1,129,000, 1,691,000 and 7,643,000 shares of common stock, respectively, were excluded from diluted share calculations for 2003, 2004 and 2005, respectively, as these options are anti-dilutive as a result of the net loss incurred.

The Company had several classes of preferred stock outstanding during 2003, 2004 and 2005, all of which were convertible into the Company’s common stock (see Note 6). In addition, convertible subordinated notes payable were issued in 2005 (see Note 4). The assumed conversion of the preferred stock and the convertible notes into common stock has been excluded from diluted share calculations for all periods, as the effect of the conversion features is anti-dilutive. In addition, as a result of their anti-dilutive effect, accumulated preferred dividends payable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

in 228,000 shares of common stock have been excluded from diluted share calculations for 2003. There were no accumulated preferred dividends payable at December 31, 2004 or 2005.

Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), through December 31, 2005 the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, no compensation expense has been recognized for options granted to employees with an exercise price equal to the market value at the date of grant or in connection with the employee stock purchase plan. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and related interpretations.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(Revised) (“SFAS 123R”), whereby the fair value of stock options and other equity-based compensation issued to employees will be recognized as compensation expense over the vesting period of such options or other issuances. As of December 31, 2005, unvested and unamortized compensation expense related to options granted prior to the adoption of SFAS 123R totaled $1,483,000. Such amount will be recognized as future compensation expense as follows: 2006 - $779,000, 2007 - $415,000, 2008 - $195,000 and 2009 - $83,000.

The following table illustrates the proforma effect on net loss available to common stockholders and net loss per share if the Company had applied the fair-value based method of FAS 123 to stock-based compensation.

(In thousands, except per share data)	2003	2004	2005
		(As restated, see Note 8)
Net earnings (loss)	$(43,692)	$23,830	$(12,070)

Add stock-based compensation expense included in reported net loss, net of related tax effects	331	854	130

Deduct total stock-based compensation expense determined under fair-value based method for all awards, net of related tax effects (1)	(2,113)	(6,354)	(15,113)

Pro forma net earnings (loss)	$(45,474)	$18,330	$(27,053)
Deemed dividends related to beneficial conversion of preferred stock, exchange of preferred stock and issuance of Series AA preferred stock	(556)	(49,629)	(990)

Proforma net loss available to common stockholders	$(46,030)	$(31,299)	$(28,043)
Basic and diluted net loss per share:
As reported	$(6.96)	$(2.44)	$(1.10)
Pro forma	$(7.24)	$(2.96)	$(2.35)

(1) Pro forma compensation expense for 2005 includes $10,800,000 of additional expense related to the acceleration of vesting of options, as discussed more fully in Note 5.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2004	2005
Estimated dividends	None	None	None
Expected volatility	190%	176%	108%
Risk-free interest rate	1.5%-2.5%	2.3%-3.3%	3.4% - 4.4%
Expected term (years)	3.21	3.08	3.03

Reclassifications

Certain reclassifications have been made to prior years’ balances to conform with the current year presentation.

Note 2 – Equipment, Product Tooling and Leasehold Improvements

Equipment, product tooling and leasehold improvements consist of the following as of December 31:

	2004	2005
(In thousands)
Equipment and furniture	$12,172	$12,741
Product tooling	31,076	14,295
Leasehold improvements	142	142
Less accumulated depreciation and amortization	(40,789)	(24,458)
	$2,601	$2,720

Depreciation expense totaled $3,688,000, $1,772,000 and $1,403,000 in 2003, 2004 and 2005, respectively.

Note 3 - Accrued Liabilities

Accrued liabilities are comprised of the following as of December 31:

	2004	2005
(In thousands)
Compensation and benefits	$1,671	$1,395
Current portion of warranty costs	738	364
Deferred rent concessions	894	993
Litigation settlement	—	750
Liability related to modification of media distribution agreement	—	2,000
Other	1,714	1,210
	$5,017	$6,712

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 4 - Debt

Convertible Subordinated Notes

On October 31, 2005, the Company completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes (“Convertible Notes”) and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in common stock of the Company. The principal amount of the Convertible Notes is convertible into common stock at $1.80 per share. The exercise price of the warrants, which have a five-year term, is also $1.80 per share. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of common stock or rights to acquire common stock at below the conversion and exercise prices in effect. The Convertible Notes are collateralized by a security interest in all of the Company’s assets and are subordinate to the security interest granted, and the indebtedness, under the Company’s line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”). The Company is obligated to use its best efforts to register the underlying common shares that would be issued upon conversion of the Convertible Notes and exercise of the warrants, as well as the number of shares that would be issued as interest over the term of the Convertible Notes. The Convertible Notes contain covenants which include, among other things, restrictions on the indebtedness and prepayments of indebtedness. Without the consent of two thirds of the outstanding principal amount of the Convertible Notes, the Company may not, among other things, incur any indebtedness for borrowed money that is not expressly subordinated to the Convertible Notes other than senior indebtedness to Wells Fargo and any subsequent refinancing thereof not to exceed $40.0 million, prepay any indebtedness for borrowed moneys or purchase or pay any dividends on any equity other than dividends on the Series AA Preferred Stock which are payable in shares of common stock. Events of default include a failure of the required registration statement for the common shares described above to be effective on or prior to the 180th day after the original issue date and certain lapses in the effectiveness of the registration statement. The Company must pay liquidated damages if the registration statement is not effective by the 150th day following the closing for the sale of the Convertible Notes and upon the occurrence of certain other events.

The Convertible Notes may be prepaid at any time at the then outstanding principal amount. Under certain circumstances, including prepayment during a period of default (which includes a change of control) or in connection with a reorganization, a prepayment premium may be required; the premium is the greater of (1) 20% of the outstanding principal or (2) the excess over the principal amount of the product of the average market price of the common stock at the time multiplied by the number of common shares issuable upon the conversion of the Convertible Notes.

As discussed more fully in Note 7, the basic conversion feature of the Convertible Notes, and the anti-dilution feature included therein, and the warrants were determined to be embedded and freestanding derivative financial instruments requiring separate accounting under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The total estimated fair value of the derivatives was determined to be approximately $11,518,000 and, accordingly, the entire $9,550,000 of proceeds from the Convertible Notes were allocated to those derivative instruments, and the Convertible Notes were initially recorded net of discount equal to their face value. The discount will be amortized over the term of the Convertible Notes as additional interest expense using the effective interest method. Such amortization and additional interest expense totaled $318,000 for the period from October 31 to December 31, 2005. In addition, because the estimated fair value of the derivatives exceeded the total proceeds, the Company recorded a charge for other financing costs equal to the excess value, in the amount of $1,964,000, upon consummation of the Convertible Notes transaction.

Line of Credit – Wells Fargo Business Credit, Inc.

On March 9, 2005, the Company entered into a new asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) which currently provides for borrowings of up to $20,000,000 based on 80% of eligible accounts receivable (as defined), and 25% of eligible finished goods inventory (as defined). Accordingly, borrowing availability under the line of credit varies based on the balances of accounts receivable and inventory throughout the month, quarter or year. Borrowings are secured by substantially all of the Company’s assets. This agreement matures on March 31, 2008, and replaced the loan agreement with Silicon Valley Bank, as described below, which was terminated in March 2005. Interest under the new agreement with Wells Fargo is currently being

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

charged at the lender’s prime rate plus 2% (9.25% at December 31, 2005), and the agreement includes financial covenants and other restrictions relating to, among other things, operating results, the maintenance of minimum levels of net worth or deficit, limits on inventory levels with product distributors, limits on capital expenditures, liens, indebtedness, guarantees, investment in others and prohibitions on the payment of cash dividends on common or preferred stock. Events of default include a change in control. As of June 30, September 30, and December 31, 2005, the Company was in violation of covenants relating to operating results and maintenance of specified levels of net worth or deficit, and has received waivers of such violations. In connection with the waiver of the December 31, 2005 covenant violation, the interest rate was increased to the prime rate plus 3.5%. The outstanding balance under the line of credit was $3,652,000 at December 31, 2005.

Line of Credit – Silicon Valley Bank

On June 18, 2002, the Company entered into a $25,000,000 line of credit agreement (the “Agreement”) with Silicon Valley Bank (“SVB”) that originally expired in June 2005. As of December 28, 2002, the Company was not in compliance with certain financial covenants included in the Agreement which constituted an event of default. In February 2003, SVB agreed to forbear from exercising its remedies as a result of the default, and in April 2003, the Company entered into the Third Modification Agreement (“Third Modification”). The Third Modification provided for borrowings of up to $20,000,000, based on a specified percentage of eligible accounts receivable, as defined, and a percentage of specified inventory balances, also as defined in the Agreement, and overadvance guarantees by a shareholder and officer totaling $2,500,000. Collateral for all borrowings included substantially all assets of the Company and the maturity date of the Agreement was revised to September 30, 2003. Interest under the Third Modification was charged at a rate equal to the prime rate plus 5.25%. The Fourth Modification Agreement increased the overadvance guaranties from $2,500,000 to $2,750,000 effective July 18, 2003.

On October 10, 2003, the Company entered into the Fifth Modification Agreement, which extended the Agreement through September 30, 2005, under similar terms and conditions. In May 2004, the Company entered into a revised agreement (the “Revised Agreement”), which provided for borrowings of up to $20,000,000 based on 75% of eligible accounts receivable (as adjusted). Eligible accounts receivable excluded balances greater than 90 days old, certain foreign receivables and other items defined in the Revised Agreement. No borrowings were available based on inventory balances. Interest was charged at the prime rate plus 2.0 (7.25% at December 31, 2004), and the Revised Agreement included financial covenants relating to operating results, limits on inventory levels with product distributors, the maintenance of minimum levels of net worth or deficit and prohibited the payment of cash dividends on common or preferred stock. The Revised Agreement also included certain acceleration clauses that may cause any outstanding balance to become immediately due in the event of default. As of January 3, 2004, the Company was in violation of the covenant relating to operating results for the fourth quarter of 2003. The Company obtained a waiver of such covenant violation in March 2004. As of December 31, 2004, the Company was in compliance with all covenants included in the Revised Agreement, had $6,173,000 in borrowings outstanding under the line of credit.

In connection with the Third Modification, SVB had notified the Company that it was in an “over advance” state with respect to its line of credit, and that in order for SVB to continue to allow the Company to borrow against the line, the Company was required to cause its CEO and a significant shareholder (“Guarantors”) to agree to guarantee up to a maximum of $2,500,000 for advances in excess of the Company’s credit limit (the “Guaranties”). The Company, through an independent committee of its Board, negotiated agreements with the Guarantors, whereby the Guarantors agreed to such a guarantee in exchange for a specific number of shares of the Company’s common stock, as discussed below. In addition, SVB required that each of the Guarantors enter into a subordination agreement (“Subordination Agreement”), whereby each Guarantor agreed to subordinate to SVB: (1) all of the Company’s present and future indebtedness and obligations to the Guarantor; and (2) all of the Guarantor’s present and future security interests in the Company’s assets and property. Additional guaranties for $250,000 of excess borrowings were obtained from other shareholders in July 2003 under similar terms. The Guaranties were terminated in November 2003.

As consideration for the Guaranties, the Company issued (pro-rata) 5,004,325 shares of its common stock in 2003, and 370,675 shares in 2004. The Company determined the fair value of the 5,375,000 shares based on the market price of the Company’s stock on the date the shares were earned by the Guarantors, and recorded

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

$10,146,000 of stock-based interest-expense during 2003. The value of the total shares issued under the Guaranties was recorded as interest expense over the anticipated period that such Guaranties were in effect.

In connection with the Third Modification, the Company issued SVB a fully vested, immediately exercisable and non-forfeitable warrant to purchase 200,000 shares of common stock at an exercise price of $1.05 per share pursuant to the Modification Agreement. This warrant was issued as compensation to SVB for continuing to allow access to an extended credit limit while the Company negotiated the series of Guarantee Agreements with its CEO and a significant investor, as discussed above. The Company determined the value of the warrants to be $159,000 based on the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected life — 7 years, volatility — 135%, and risk free interest rate — 3.5%. The fair value of the warrant was recognized as interest expense over the term of the Third Modification, which expired on September 30, 2003. The warrants were exercised in the first quarter of 2004.

Notes Payable - Suppliers

During the first quarter of 2003, the Company entered into agreements with four of its largest suppliers that converted certain accounts payable and accrued liability amounts outstanding at December 28, 2002, totaling $20,900,000, to unsecured notes payable. These amounts were originally due through 2005 and bore interest at rates ranging from zero to 5%. At December 31, 2005, the remaining balance of $4,587,000 is due to one supplier, Hitachi, Ltd. (Hitachi). In November 2004 and November 2005, the payment terms for this note were restructured to provide for repayment through February 28, 2007, with interest at 2.1% through March 31, 2006 and 3.1% thereafter. In September 2003, the Company entered into restructuring and note payable agreements with a fifth supplier, Solectron Corporation (“Solectron”), for $8,991,000 which converted accounts payable and current inventory purchase commitments to a note payable bearing interest at 9%. In May 2004, the Company made a $2,020,000 prepayment on the Solectron note and revised the payment schedule. As of December 31, 2005, all inventory purchase commitments had been satisfied, and the total amount due to Hitachi and Solectron under the remaining notes payable – suppliers is $6,019,000 which is payable as follows: 2006 - $5,131,000 and 2007 - $888,000. The Company accounted for the modification of the liabilities under EITF 96-19, “Debtors Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”). In accordance with the provisions of EITF 96-19, the terms of the notes were not considered to be substantially different than the terms of the original liabilities.

Note Payable - Lessor

In September 2003, the Company entered into a note payable in the amount of $3,060,000 with the lessor of certain of its former office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, and is payable interest only through September 2008, at which time the entire principal amount is due. The interest rate on the note at December 31, 2005 is 6.0% and this rate will continue until September 2007, at which time the rate increases to 10.0% for the final year of the note. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount is being recognized over the term of the note as additional interest expense using the effective interest method.

Interest expense totaled $12,859,000, $1,581,000 and $1,960,000 in 2003, 2004 and 2005, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 5 - Stock Compensation Plans

Fixed Stock Option Plans

The Company has several stock option plans which provide for the granting of options to employees, directors and consultants. Options available for grant under the plans are as follows: Incentive Stock Plan - 950,000, 1997 Non-Officer Stock Option Plan - 900,000, 2004 Stock Option Plan (“2004 Plan”) – 2,500,000, and the 2005 Stock Option Plan (“2005 Plan”) – 7,620,000. Options granted under the 2004 and 2005 Plans are non-qualified. Under all plans, options are granted at an exercise price not less than the fair market value of the stock on the date of grant. The options typically vest over periods of up to 50 months and expire 10 years after the date of grant, except in the event of the termination or death of the employee, whereupon vested shares must be exercised within 90 days or six months, respectively, or they are canceled. However, options may be fully or partially vested at the date of grant, as determined by the Board of Directors. In addition, the Company has granted 1,400,000 options to its CEO outside of the plans. Such options have the same terms and conditions as options granted under the plans described above.

A summary of the status of the Company’s fixed stock option plans as of January 3, 2004, December 31, 2004 and 2005, and changes during the years then ended, is as follows:

	2003		2004		2005
	Shares (000s)	Weighted-Ave. Exercise Price	Shares (000s)	Weighted-Ave. Exercise Price	Shares (000s)	Weighted-Ave. Exercise Price
Outstanding at beginning of year	1,902	$20.00	2,742	$8.30	4,132	$8.05
Granted at fair market value	1,444	2.20	1,549	8.30	6,666	1.19
Exercised	(2)	6.50	(32)	5.50	(18)	1.81
Forfeited	(602)	31.40	(127)	16.00	(264)	14.21

Outstanding at end of year	2,742	$8.30	4,132	$8.05	10,516	$3.56

Options exercisable at year end	763	$15.10	1,336	$10.20	8,764	$4.00
Weighted-average fair value of options granted during the year		$1.70		$7.10		$0.84

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
	Number Outstanding (000’s) Range of Exercise Prices	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable (000’s)	Weighted-Avg. Exercise Price
$ 1.05 - 4.50	7,816	9.56	$1.27	6,066	$1.24
4.51 - 8.20	1,788	8.01	7.83	1,786	7.83
8.21 - 14.00	842	6.64	11.73	842	11.73
14.01 – 175.00	70	4.19	51.71	70	51.71

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10,516	9.03	$3.56	8,764	$4.00

On December 1, 2005, the Board of Directors granted 6,522,500 stock options to the Company’s directors, officers and key employees with an exercise price of $1.15 per share and an expiration date of 10 years from the date of grant under the 2005 Plan. Approximately 5,374,000 (or 82%) of these options were fully vested on the date of grant, with the remainder vesting 2% per month over a 50-month period. The percentage of these options that were fully vested on the date of grant was consistent with the vesting status of all outstanding options prior to the adoption of the 2005 Plan.

On September 9, 2005, the Compensation Committee of the Board of Directors of the Company approved the accelerated vesting of all unvested common stock options with exercise prices equal to or greater than 200% of the closing price of the Company’s common stock on September 9, 2005 ($2.00 per share). As a result, options with an exercise price of $4.00 or higher became fully vested and exercisable on that date. All options granted to employees, officers and members of the Board of Directors under the Company’s Incentive Stock Plan, the 1997 Non-Officer Stock Option Plan, and the 2004 Stock Option Plan, and options granted to the Company’s Chief Executive Officer outside of the plans, were subject to the accelerated vesting.

The primary purpose of the accelerated vesting was to eliminate future compensation expense related to these options that the Company would otherwise recognize in its consolidated financial statements upon the adoption of SFAS 123R effective January 1, 2006. The Company estimates that the maximum aggregate future compensation expense that will be eliminated as a result of the accelerated vesting of these options is approximately $6.5 million, with $1.2 million in the fourth quarter of 2005, $3.3 million in 2006, $1.6 million in 2007 and $400,000 in 2008.

A summary of the number of outstanding options, the number and percentage of options for which vesting was accelerated, and the weighted average exercise price of the accelerated options is as follows (share amounts in thousands) (unaudited):

			Percentage	Weighted
		Aggregate	of	average
		number of stock	aggregate	exercise
	Total	options for	number of	price of
	outstanding	which vesting	accelerated	accelerated
	options	was accelerated	options	options
Named Executive Officers (1)	1,908	710	43.5%	$10.60
Non-employee Directors	161	45	2.8%	$8.10

Total Executive Officers and Directors	2,069	755	46.3%	$10.40
All Other Employees	1,889	877	53.7%	$8.10

Total	3,958	1,632	100.0%	$9.20

(1) Includes current executive officers, as named in the Company’s 2005 Proxy Statement filed with the Securities and Exchange Commission on June 15, 2005.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 150,000 shares of common stock to its full-time employees, substantially all of whom are eligible to participate. Under the terms of the plan, employees may elect to have up to 15% of their gross salaries withheld by payroll deduction to purchase the Company’s common stock. The purchase price of the stock is 85% of the lower of market price at the beginning or end of each six-month participation period. Purchases are limited to 100 shares per employee per offering period. Employees purchased 2,100, 4,000 and 11,000 shares in 2003, 2004 and 2005, respectively.

The fair value of each stock purchase plan grant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	2003	2004	2005
Estimated dividends	None	None	None
Expected volatility	190%	176%	106%
Risk-free interest rate	1.9%-2.2%	2.3%-3.1%	3.7% - 4.4%
Expected term (years)	0.5	0.5	0.5
Weighted-average fair value of purchase rights granted	$1.30	$5.90	$1.53

Note 6 - Preferred Stock

The Company has authorized and issued shares of the following series of Preferred Stock:

Series AA Convertible Preferred Stock

On May 3, 2004, the Company completed the sale of 25,000 shares of newly authorized Series AA Convertible Preferred Stock (“Series AA”) and warrants to purchase 750,000 shares of common stock for total gross proceeds of $25,000,000 (approximately $23,609,000 net of offering costs). The purchase price of the Series AA shares was $1,000 per share. The conversion price was initially $10.00 per share. The warrants had an exercise price of $10.00 per share and a term of five years. In connection with the sale of the Convertible Notes, the conversion price of all Series AA shares (including the shares received in the exchange described below) and the exercise price of the related warrants were adjusted to $1.80 per share. As a result of this adjustment to the conversion price, the Series AA shares are convertible into 24,949,000 common shares. The number of common shares issuable under the outstanding warrants was not affected by the sale of the Convertible Notes.

In addition, in connection with the issuance of the Series AA, all shareholders of the Company’s existing Series H and Series I Preferred Stock exchanged those shares and accumulated dividends, for shares of the Series AA and common stock purchase warrants on an as converted common stock equivalent basis. Series AA shares and common stock warrants issued for the exchange totaled 19,909 shares and 597,271 warrants. In connection with the exchange, the Company agreed to accrue common stock dividends on the Series I Preferred shares through December 31, 2004. Accordingly, the Series I shareholders received the equivalent of an additional 70,856 shares of common stock as consideration for the exchange, and the Company recognized a deemed dividend equal to the fair value of the additional consideration, including the value of the common stock warrants received by the Series H and Series I shareholders, of approximately $4,225,000.

Dividends on the Series AA shares are payable in common stock at an initial rate of 5%, with an increase to 8% after four years, 10% after five years and 12% thereafter. During 2004 and 2005, the Company issued approximately 286,000 and 1,186,000 common shares, respectively, as dividends on the Series AA shares. The Company has the right to force conversion of the Series AA shares, which are non-voting, at such time as the Company’s common stock has reached specified price parameters, subject to certain limitations. The Series AA shares have a liquidation preference equal to the issuance price, plus accumulated unpaid dividends and are subject to redemption based on the occurrence of certain conditional events. Based on certain of these redemption features, the Series AA has been recorded as temporary equity, until such time as the events or circumstances that could cause redemption are no longer applicable. Such events and circumstances generally relate to the Company’s ability to

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

deliver registered shares to Series AA shareholders upon conversion, as provided in the related registration rights agreement. On August 27, 2004, the Company registered for resale the underlying common shares that would be issued upon conversion, as well as a specified number of common shares that would be issued as dividends on the Series AA shares and updated the registration statement on April 26, 2005. The Company is also obligated to use its best efforts to maintain a current registration statement in effect until such common shares can be sold without the use of the registration statement in May 2006.

As discussed more fully in Note 7, the basic conversion feature of the Series AA, and the anti-dilution feature included therein, and the warrants were determined to be embedded and freestanding derivative financial instruments requiring separate accounting under SFAS 133. The total estimated fair value of the derivatives on May 3, 2004 was determined to be approximately $46,239,000 and, accordingly, the entire $44,909,000 carrying value of the Series AA has been allocated to those derivative instruments. In addition, because the estimated fair value of the derivatives exceeded the carrying value of the Series AA, the Company recorded a charge for other financing costs equal to the excess value, in the amount of $1,330,000, upon consummation of the Series AA transaction. As a result of the aforementioned allocation, the Company also recorded a deemed dividend in the amount of $44,909,000 to record the Series AA at stated and liquidation value. Such dividend was also recorded as a decrease in additional paid-in capital.

The Company also evaluated the Series AA under the provisions of SEC Staff Accounting Bulletin No. 68, “Increasing Rate Preferred Stock,” (“SAB 68”), and determined that the Series AA should be recorded at fair value at the date of issuance based on a market dividend rate of 12%. Accordingly, the Series AA has been recorded net of discount of $7,463,000, which amount is being recognized as additional deemed dividends over the period from the date of issuance until May 2010, at which time the dividend rate is fixed at 12%. Such additional deemed dividends totaled $495,000 and $990,000 in 2004 and 2005, respectively.

Series G Preferred Stock

In November 2003, the sole stockholder of the Series G preferred stock exchanged such shares for approximately 251,500 shares of common stock. The number of common shares issued was in excess of the shares that would have been issued using the original conversion ratio and, accordingly, the Company recognized a deemed dividend equal to the fair value of the additional common shares issued of $556,000 in 2003.

Series H Preferred Stock

On November 9, 2001, the Company issued 9,650,000 shares of Series H preferred stock as part of the Agreement and Plan of Merger between the Company, Ecrix and certain investors. The original issue price of the Series H preferred stock was $1.00 per share. No dividends accrued with respect to the Series H preferred stock, although an adjustment to the conversion price was required to be made in the event a dividend or distribution payable in common stock was declared with respect to the common stock. In February 2004, three Series H Preferred Stock Shareholders converted 1,385,382 shares into 138,538 shares of common stock. In connection with the issuance of the Series AA Preferred Stock, all remaining Series H shareholders exchanged those shares for shares of the Series AA Preferred Stock and common stock warrants on an as converted common stock equivalent basis.

Series I Preferred Stock

On May 17, 2002, the Company issued 3,901,200 shares of Series I preferred stock at a price of $1.00 per share for net cash proceeds of $3,664,000. On July 31, 2002, the Company issued an additional 4,536,300 shares of Series I preferred stock at a price of $1.00 per share in exchange for net cash proceeds of $3,292,000 and the conversion of $1,051,000 in bridge loans and accrued interest. Included in the total 8,437,500 shares of Series I preferred stock issued were 37,500 shares issued as an introduction fee. As discussed in Note 11, the Company issued an additional 1,500,000 shares at $1.00 per share in November 2003. The Series I preferred shares were convertible into shares of common stock at a price of $5.965 per share.

In October 2003, a preferred stockholder converted 616,500 shares of Series I Preferred Stock into approximately 103,000 shares of common stock. During the first four months of 2004, three preferred stockholders converted 2,883,500 shares of Series I Preferred Stock into approximately 556,000 shares of common stock.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In connection with the issuance of the Series AA Preferred Stock, all shareholders of the Company’s existing Series I Preferred Stock exchanged those shares and accumulated dividends, for shares of the Series AA Preferred Stock and common stock purchase warrants on an as converted common stock equivalent basis.

Note 7 – Derivative Financial Instruments

In connection with the issuance of the Series AA and the Convertible Notes, the Company evaluated the terms and conditions of both instruments, and the related warrants, in order to determine whether such terms and conditions and warrants represent embedded or freestanding derivative instruments under the provisions of SFAS 133 and Emerging Issues Task Force issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock (“EITF 00-19”).

As a result of such evaluations, the Company determined that both the basic conversion feature, as well as the anti-dilution feature included therein, represent embedded derivative instruments within both the Series AA and the Convertible Notes host contracts. In addition, the Company determined that the warrants issued in connection with the Series AA and the Convertible Notes represent freestanding derivative instruments, and that all such derivative instruments meet the requirements for liability classification under EITF 00-19. This determination was primarily based on dividend and interest payments on the Series AA and Convertible Notes being payable in an indeterminable number of common shares. Also as a result of this evaluation, the warrants issued to Imation Corporation in connection with the modification of the Media Distribution Agreement discussed in Note 11 were determined to be freestanding derivative instruments. Accordingly, both the embedded and freestanding derivatives have been accounted for separately at estimated fair value under SFAS 133. The embedded derivatives are accounted for on a “bundled” basis in accordance with Statement 133 Implementation Issue No. B-15.

There are two other provisions of the Series AA that are considered to be embedded derivatives; (1) the possible variable share settlement in the case of an involuntary triggering event that would require conversion to common stock based on a discounted percentage of the then applicable volume weighted average price, and (2) the 20% redemption premium that would result from a cash redemption required by a voluntary triggering event. The Company determined the probability of either of these events to be negligible and, accordingly, the related value of these potential derivatives is not considered to be significant at December 31, 2005. The materiality of these items will be re-assessed in the future for financial reporting purposes. The estimated fair value of the derivative instruments at inception (the date at which all significant financial terms were finalized), December 31, 2004 and 2005 are as follows:

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Series AA
(In thousands)	Conversion feature	Anti-dilution feature	Total	Warrants	Total
Inception (May 3, 2004)	$32,847	$3,283	$36,130	$10,109	$46,239
December 31, 2004	6,669	2,443	9,112	2,053	11,165
December 31, 2005	13,498	2,424	15,922	748	16,670

	Convertible Notes
	Conversion feature	Anti-dilution feature	Total	Warrants	Total
Inception (December 1, 2005)	$7,300	$564	$7,864	$3,650	$11,514
December 31, 2005	6,207	592	6,799	3,104	9,903

	Imation Warrants
	Conversion feature	Anti-dilution feature	Total	Warrants	Total
Inception (December 1, 2005)	$—	$—	$—	$574	$574
December 31, 2005	—	—	—	487	487

	Total
	Conversion feature	Anti-dilution feature	Total	Warrants	Total
December 31, 2004	$6,669	$2,443	$9,112	$2,053	$11,165
December 31, 2005	19,705	3,016	22,721	4,339	27,060

The net change in estimated fair value for each period or year is included as a benefit (charge) in the statement of operations and totaled $35,074,000 and $(3,807,000) for the years ended December 31, 2004 and December 31, 2005, respectively.

The basic conversion feature and warrants for both the Series AA and the Convertible Notes, as well as the Imation warrants, were valued using the Black-Scholes option-pricing model in a manner similar to a call option with the following assumptions:

	Series AA
	Inception	December 31, 2004	December 31, 2005
Estimated dividends	None	None	None
Expected volatility	155.0%	76.2%	111.5%
Risk-free interest rate	3.26%	3.21%	4.39%
Expected term (years)	5.00	4.33	3.33

	Convertible Notes and Imation Warrants
	Inception	December 31, 2005
Estimated dividends	None	None
Expected volatility	106.3%	111.5%
Risk-free interest rate	4.30%	4.39%
Contractual term (years)	4.92	4.83

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The anti-dilution feature for both the Series AA and the Convertible Notes were valued using a Probability Weighted Black-Scholes pricing model as a put option with a put-call-parity model with the following assumptions:

	Series AA
	Inception	December 31, 2004	December 31, 2005
Estimated dividends	None	None	None
Expected volatility	155.0%	76.2%	111.5%
Risk-free interest rate	3.26%	3.21%	4.39%
Expected term (years)	1.92 - 5.00	1.17 - 4.25	0.17 - 3.25
Estimated probability of a future dilutive financing transaction	10%	10%	10%

	Convertible Notes and Imation Warrants
	Inception	December 31, 2005
Estimated dividends	None	None
Expected volatility	106.3%	111.5%
Risk-free interest rate	4.30 – 4.35%	4.39%
Expected term (years)	1.83 – 4.91	1.75 – 4.83
Estimated probability of a future dilutive financing transaction	10%	10%

The estimated probability of a dilutive financing transaction is based on management’s combined estimate of the likelihood of such a transaction occurring during the eighteen months following the effective date of the registration statement covering the common shares underlying the Series AA (full dilution adjustment period) and thereafter (weighted-average dilution adjustment period) and includes a consideration of the Company’s historical and forecasted operating results, liquidity, and the likelihood of other non-dilutive financing alternatives. The full dilution adjustment period expired in February 2006. During the period from May 3, 2004 through December 31, 2004, it was management’s determination that the proceeds of the Series AA offering would be sufficient to meet the Company’s forecasted liquidity needs for the foreseeable future. Accordingly, management assigned a 10% probability to a future dilutive financing transaction during either the full dilution adjustment period, or the subsequent weighted-average dilution adjustment period, as included in the terms of the Series AA. In the first quarter of 2005, the Company commenced discussions with a strategic partner regarding a potential future investment in the Company, which was not expected to result in a dilutive financing under the terms of the Series AA. These discussions were ongoing until the latter portion of July 2005, at which time such discussions effectively terminated. In August 2005, the Board of Directors authorized management to pursue additional financing, with the understanding that such financing would likely be dilutive. Upon such authorization, and based on an evaluation of investment alternatives for micro-cap companies such as Exabyte, management increased the probability of a dilutive financing from 10% to 90%. This change in estimate increased the estimated fair value of the related derivative liability, resulting in a charge of $25,970,000 in the third quarter of 2005. Upon completion of the Convertible Notes transaction on October 31, 2005, the likelihood of an additional future dilutive transaction was again considered nominal, and the estimated probability of a weighted average dilution adjustment was decreased to 10% at December 31, 2005, thereby resulting in a benefit of $21,372,000 in the fourth quarter of 2005.

Note 8 – Restatement of Previously Issued Financial Statements

In connection with the preparation of its fiscal 2005 consolidated financial statements, and the evaluation of the accounting treatment for the sale of the Convertible Notes in October 2005 and the related impact on the accounting for the Series AA issued in 2004, the Company reviewed its original accounting for the Series AA transaction. Upon completion of such evaluation and review, it was determined that the accounting for the Series AA transaction should be revised, whereby the Series AA will be classified as temporary equity, rather than permanent equity. This determination was based on a re-evaluation of certain conditional redemption features within the Series AA instrument and their impact on the classification of the Series AA. The events and circumstances that

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

may not be solely within the Company’s control and that could result in the Series AA being redeemable generally relate to the Company’s ability to: (1) deliver registered shares to Series AA holders in a number of circumstances or (2) pay amounts owed as the result of the occurrence of an “Event” as defined in the registration rights agreement entered into between the Company and the Series AA purchasers. Events under the registration rights agreement generally relate to maintaining an effective registration statement covering the common shares underlying the Series AA and related warrants. In addition, it was determined that the Series AA basic conversion feature, and the anti-dilution feature included therein, should be separately accounted for as embedded derivatives and the Series AA warrants should be separately accounted for as a freestanding derivative under SFAS 133. It was also determined that all such derivative instruments meet the requirements for liability, rather than equity, classification under EITF 00-19. These features and warrants were not originally accounted for as derivative liabilities.

In the restated financial statements, the derivative instruments have been recorded initially at an estimated fair value of $46,239,000, with subsequent adjustments to the future estimated fair value included in the statement of operations. Further, upon allocation of the entire carrying value of the Series AA in the amount of $44,909,000 to the derivative liabilities, a deemed dividend (and decrease in additional paid-in-capital) in the amount of $44,909,000 was recorded to restore the Series AA to the stated liquidation value. To the extent that the fair value of the derivative liabilities exceeded the carrying value of the Series AA, a charge for other financing costs equal to such excess amount of $1,330,000 was recorded upon the consummation of the Series AA transaction. No such deemed dividend or charge were originally recorded. Finally, the Company determined that the provisions of SAB 68 should be applied to the Series AA instrument, resulting in a discount on the Series AA in the amount of $7,463,000 and an increase in deemed dividends resulting from the amortization of such discount in the amount of $495,000 in 2004. Adjustments to record the derivative liabilities at the estimated fair value and the amortization of the discount on the Series AA were also necessary for the first three quarters of 2005.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As a result of the above revisions, the consolidated financial statements as of and for the three months ended June 30, September 30, and December 31, 2004, and March 31, June 30 and September 30, 2005 and for the year ended December 31, 2004 have been restated to reflect the revised accounting treatment, as follows (in thousands, except per-share data):

	As of or for the three months ended
	June 30, 2004		September 30, 2004		December 31, 2004
	As reported	As restated	As reported	As restated	As reported	As restated
Statement of Operations:
Net revenue	$26,620	$26,620	$23,566	$23,566	$25,726	$25,726
Gross Profit	7,447	7,447	4,962	4,962	6,559	6,559
Loss from operations	(1,130)	(1,130)	(3,514)	(3,514)	(1,216)	(1,216)
Change in estimated fair value of derivative financial instruments	—	(3,961)	—	30,387	—	8,648
Other financing costs	—	(1,330)	—	—	—	—
Net earnings (loss)	(456)	(5,747)	(3,881)	26,507	(2,267)	6,380
Deemed dividends – issuance of Series AA and amortization of related discount	—	(45,024)	—	(181)	—	(199)
Net earnings (loss) available to common shareholders	(4,681)	(54,996)	(3,881)	26,326	(2,267)	6,181
Basic earnings (loss) per share	(0.44)	(5.12)	(0.37)	2.41	(0.20)	0.56
Diluted loss per share	(0.44)	(5.12)	(0.37)	(0.24)	(0.20)	(0.14)

Balance Sheet:
Current assets	$35,972	$35,972	$28,635	$28,635	$29,093	$29,093
Current liabilities	26,561	26,561	21,925	21,925	26,105	26,105
Notes payable, less current portion	8,217	8,217	10,090	10,090	9,183	9,183
Derivative financial instruments, at estimated fair value	—	50,200	—	19,813	—	11,165
Deferred revenue and other non-current liabilities	17,694	17,694	16,757	16,757	16,443	16,443
Series AA convertible preferred stock, net	—	37,561	—	37,742	—	37,941
Stockholders’ deficit	(5,625)	(93,386)	(9,484)	(67,039)	(11,752)	(60,858)

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	As of or for the year ended
	December 31, 2004
	As reported	As restated
Statement of Operations:
Net revenue	$102,051	$102,051
Gross Profit	25,054	25,054
Loss from operations	(7,973)	(7,973)
Change in estimated fair value of derivative financial instruments	—	35,074
Other financing costs	—	(1,330)
Net earnings (loss)	(9,914)	23,830
Deemed dividends – issuance of Series AA and amortization of related discount	—	(45,404)
Net loss available to common shareholders	(14,139)	(25,799)
Basic and diluted loss per share	(1.34)	(2.44)

Balance Sheet:
Current assets	$29,093	$29,093
Current liabilities	26,105	26,105
Notes payable, less current portion	9,183	9,183
Derivative financial instruments, at estimated fair value	—	11,165
Deferred revenue and other non-current liabilities	16,443	16,443
Series AA convertible preferred stock, net	—	37,941
Stockholders’ deficit	(11,752)	(60,858)

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	As of or for the three months ended
	March 31, 2005		June 30, 2005		September 30, 2005
	As reported	As restated	As reported	As restated	As reported	As restated
Statement of Operations:
Net revenue	$24,623	$24,623	$23,776	$23,776	$21,306	$21,306
Gross Profit	7,168	7,168	7,068	7,068	5,822	5,822
Loss from operations	(785)	(785)	(889)	(889)	(2,049)	(2,049)
Change in estimated fair value of derivative financial instruments	—	5,099	—	(4,311)	—	(25,972)
Net earnings (loss)	(931)	4,168	(2,207)	(6,517)	(2,296)	(28,268)
Deemed dividends – amortization of discount on Series AA	—	(217)	—	(237)	—	(257)
Net earnings (loss) available to common shareholders	(931)	3,951	(2,207)	(6,754)	(2,296)	(28,525)
Basic earnings (loss) per share	(0.08)	0.35	(0.19)	(0.59)	(0.20)	(2.44)
Diluted loss per share	(0.08)	(0.06)	(0.19)	(0.59)	(0.20)	(2.44)

Balance Sheets:
Current assets	$28,970	$28,970	$26,638	$26,638	$22,546	$22,546
Current liabilities	29,047	29,047	30,843	30,843	30,651	30,651
Notes payable, less current portion	7,410	7,410	6,078	6,078	4,827	4,827
Derivative financial instruments, at estimated fair value	—	6,066	—	10,377	—	36,349
Deferred revenue and other non-current liabilities	16,059	16,059	15,510	15,510	15,039	15,039
Series AA convertible preferred stock, net	—	38,158	—	38,395	—	38,652
Stockholders’ deficit	(12,644)	(56,868)	(14,794)	(63,566)	(17,045)	(92,046)

The aforementioned revisions did not result in an adjustment to net cash provided or used by operating, investing or financing activities for any of the periods or year presented above.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 9 - Income Taxes

Earnings (loss) before income taxes is subject to tax in the following jurisdictions:

	2003	2004	2005
		(as restated)
(In thousands)
Domestic	$(42,749)	$24,943	$(11,007)
Foreign	(855)	(1,066)	(903)
	$(43,604)	$23,877	$(11,910)

The expense from income taxes consists of the following:

	2003	2004	2005
(In thousands)		(as restated)
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	88	47	160
	$88	$47	$160

Total income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 35% to loss before income taxes for the following reasons:

	2003	2004	2005
(In thousands)		(as restated)
U.S. federal income tax expense (benefit) at statutory rate	$(15,261)	$8,343	$(4,217)
State income taxes, net of federal benefit	(1,390)	814	(167)
Change in fair value of derivative financial instruments	—	(12,924)	2,210
Valuation allowance	16,381	3,330	1,963
Foreign taxes in excess of 35%	88	47	160
Other	270	437	211
	$88	$47	$160

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company’s deferred tax asset at December 31 is attributable to the following:

	2004	2005
(In thousands)	(as restated)
Current assets:
Warranty reserve	$1,365	$1,289
Allowance for uncollectible accounts receivable	727	909
Reserves for excess or obsolete inventory	3,615	3,043
Other	2,512	1,429
	8,219	6,670
Less: valuation allowance	(8,219)	(6,670)
	$—	$—
Noncurrent assets:
Net operating loss carry forwards	$79,613	$91,986
Deferred revenue	6,262	2,201
Equipment and leasehold improvements	2,179	2,433
Credit carry forwards	4,774	4,774
Goodwill	358	244

Capitalized research and development for tax purposes	28,047	23,855
Other	2,302	1,632
	123,535	127,125
Less: valuation allowance	(123,535)	(127,125)
	$—	$—

At December 31, 2004 and 2005, the Company has recorded a deferred tax valuation allowance equal to 100% of total deferred tax assets. In recording this allowance, management has considered a number of factors, but primarily, the Company’s cumulative operating losses over prior years and the uncertainty regarding future profitability. Management has concluded that a valuation allowance is required for 100% of the total deferred tax asset as it is more likely than not that such asset will not be realized.

At December 31, 2005, the Company had incurred domestic net operating loss carryforwards of approximately $239,000,000 which expire between 2006 and 2025. Under the Tax Reform Act of 1986, the amount of, and the benefit from, net operating losses that can be carried forward is limited due to a cumulative ownership change of more than 50% over a three-year period, which occurred in November 2001 in connection with the Ecrix acquisition. The portion of Exabyte’s and Ecrix’s pre-business combination tax carryovers, totaling $153,000,000, that can be utilized in any one taxable year for federal tax purposes is limited to approximately $1.2 million per year through 2021. Ownership changes after December 31, 2005 could further limit the utilization of the Company’s remaining net operating loss carryforward of $86,000,000, in addition to any losses incurred subsequent to December 31, 2005. As of December 31, 2005, the Company had approximately $105,000,000 of total net operating loss carryforwards that may be used to offset future taxable income.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 10 - Workforce Reductions

Workforce reductions in 2003, 2004 and 2005 are summarized as follows:

2003

During 2003, the Company terminated employment of 170 full- and part-time employees. These terminations affected employees in all areas of the Company including the sales, engineering and administrative functions and included terminations of certain employees located in Europe. In addition, certain of these terminations related to the outsourcing of the Company’s repair and service function. The Company paid all severance related to these terminations during 2003, which totaled approximately $549,000 and is primarily recorded in operating expenses.

2004

During the fourth quarter of 2004, the Company terminated employment of 34 full- and part-time employees. These terminations affected employees in all areas of the Company including the sales, engineering and administrative functions and included terminations of certain employees located in Europe. In addition, certain of these terminations related to the outsourcing of the Company’s technical support function. The Company paid all severance related to these terminations during 2004, which totaled approximately $251,000 and is primarily recorded in operating expenses.

2005

During the third quarter of 2005, the Company terminated employment of seven full and part-time employees, primarily related to the European sales function. In addition, the Company adopted a plan to revise its corporate structure in Europe. All severance and benefit payments for these employees were defined and communicated during the quarter. As of September 30, 2005, the Company accrued $470,000 related to the workforce reduction and reorganization, which consists primarily of severance, benefits, and legal fees associated with the terminations. As of December 31, 2005, $129,000 of this amount is unpaid, is included in accrued liabilities, and is expected to be paid in total by June 30, 2006.

Note 11 - Media Distribution Agreement

On November 7, 2003, the Company entered into the MDA with Imation Corporation (“Imation”) whereby the Company granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media. In exchange for such rights, Imation paid the Company a distribution fee of $18,500,000, all of which was received by December 31, 2003. The Company agreed to grant Imation a second security interest in its intellectual property to secure the Company’s obligations under the MDA and a seat as an observer on the Company’s Board of Directors. The MDA has an indefinite term, but provides for termination by Imation upon 180 days’ prior written notice to the Company, or upon a material default by either party. If Imation terminates the MDA because of a material default by Exabyte during the first ten years of the MDA, the Company must pay Imation a prorated portion of the distribution fee based on a ten-year period. If the MDA is terminated by Imation, the Company is not obligated to refund any portion of the distribution fee. The MDA provided for discounted sales prices to Imation, such that Imation was able to obtain a gross margin of at least 25% on sales to third parties. In addition, on November 7, 2003, Imation purchased 1,500,000 shares of the Company’s Series I Preferred Stock for $1,500,000 which were exchanged for Series AA Preferred shares in May 2004.

On October 31, 2005, the Company entered into an Amendment of the MDA (“Amendment”), whereby the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. As consideration for the revision of the gross margin and to adjust the initial distribution fee, the Company agreed to provide the following to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock of the Company at $1.80 per share and

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(3) a $2,000,000 cash payment or credit to be applied against product purchases by Imation subsequent to January 1, 2006. The Amendment also decreased the amount of the distribution fee that would be required to be repaid to Imation due to a termination of the MDA to $8,500,000. In addition, on October 31, 2005, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, the Company granted Imation a security position in substantially all of the Company’s assets. These notes are subordinated to the security interests of, and indebtedness to, Wells Fargo and the holders of the Convertible Notes. The $5,000,000 note is subject to mandatory full or partial prepayment should the Company complete a future financing for specified amounts prior to the scheduled repayment term. The warrants have substantially the same terms as the warrants issued in connection with the Convertible Notes, were valued using the assumptions discussed in Note 7, and have been recorded as a derivative liability in the accompanying consolidated balance sheet. The Company is obligated to use its best efforts to register the common shares issued to Imation and issuable upon exercise of the warrants provided to Imation. The consideration provided to Imation totaling $10,423,000, including the value of the warrants of $573,000 was recorded as an adjustment of the initial distribution fee and a reduction of deferred revenue originally recorded at the inception of the MDA. As of December 31, 2005, the deferred revenue balance related to the distribution fee is approximately $4,223,000.

Note 12 - Commitments and Contingencies

Indemnities, Commitments and Guaranties

The Company leases its office, distribution and sales facilities under various operating lease arrangements. Substantially all of the leases contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index, and require the Company to pay property taxes, insurance and normal maintenance costs. The Company also leases certain equipment under operating leases. Future minimum lease payments under non-cancelable operating lease arrangements are as follows:

(In thousands)
2006	$903
2007	852
2008	873
2009	866
2010	439
$3,933

Rent expense aggregated $6,022,000, $1,727,000 and $1,610,000 in 2003, 2004 and 2005, respectively.

In the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. In addition, the Company has contractual commitments to various customers, which could require it to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In June 2005, the Company entered into a new lease agreement with its existing landlord for its Boulder facilities for a five-year period beginning July 1, 2005. Under the previous lease agreements, which were terminated in connection with the new agreement, the Company had accumulated $1,103,000 of deferred rent concessions as of June 30, 2005. This amount will be amortized as a reduction of rent expense over the term of the new lease agreement.

In addition, as of December 31, 2005, the Company has issued irrevocable letters-of-credit in favor of certain suppliers totaling $750,000, of which $250,000 expires June 30, 2006 and $500,000 expires December 31, 2006.

Litigation

The Company is, from time to time, subjected to certain claims, assertions or litigation by outside parties as part of its ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse impact on the consolidated financial condition, results of the operations or cash flows of the Company.

On April 26, 2005, The D.I.C. Creditors’ Trust and J Gregg Pritchard, Trustee on behalf of the D.I.C. Creditors’ Trust, (together, the “Plaintiffs”) filed their Original Complaint against the Company to Avoid Transfers and Objection to Proof of Claim (the “Complaint”) in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Bankruptcy Court”). The Complaint was filed in connection with the chapter 11 bankruptcy cases of Daisytek, Inc. and its affiliated debtors (collectively, the “Daisytek Debtors”), jointly administered Case No. 03-34762 pending before the Bankruptcy Court.

Through the Complaint, the Plaintiffs sought to avoid and recover approximately $2,764,000 in payments allegedly made to the Company from one or more of the Daisytek Debtors prior to their respective bankruptcy filings, asserting that the payments constitute preferential transfers or fraudulent transfers. In addition, the Plaintiffs sought disallowance of the proof of claim filed by the Company in the amount of approximately $5,954,000 against the bankruptcy estate of Digital Storage, Inc., one of the Daisytek Debtors and a former distributor of the Company’s products. In July 2005, the Company reached an agreement with the Plaintiffs that provided for the settlement of the claim for a payment of $1,125,000 over a twelve-month period, commencing September 1, 2005, and the relinquishment of the Company’s claim against the estate. The agreement was approved by the Bankruptcy Court in September 2005. The Company recorded a provision for the settlement as of June 30, 2005.

On October 5, 2004, the Company filed a complaint against Certance LLC (“Certance”) in the United States District Court for the District of Colorado asserting that Certance infringed upon certain of the Company’s patents. Certance subsequently filed its answer, which included routine defenses customary for this type of proceeding, on November 18, 2004. In addition, in connection with this litigation, Matsushita Electric Industrial Co. Ltd. (Matsushita) filed a complaint against the Company asserting a claim for patent infringement related to another of the Company’s products. A subsidiary of Matsushita is the contract manufacturer of the product included in the Company’s initial complaint against Certance. Effective October 13, 2005, the Company entered into a Settlement and Compromise Agreement, whereby (1) the defendant agreed to modify certain features within its drive products, (2) both complaints were dismissed and (3) the defendant agreed to make a payment of $1,200,000, which was received by the Company on November 1, 2005.

Note 13 - Lease Terminations

During the second and third quarters of 2003, the Company was in default under three lease agreements for facilities due to delinquent rental payments. For the first property, which included the Company’s headquarters, the lessor terminated the original lease and a subsequent short-term lease on June 30, 2003, and the Company ceased use of the building on that date. Remaining lease payments under the original lease totaled approximately $1,600,000. The lessor under this lease had commenced litigation against the Company and claimed damages relating to the rental default and an alleged failure to maintain the leased premises.

In October 2003, the Company reached a settlement with the lessor for the payment of the remaining lease payments over a one-year period commencing in November 2003. As discussed in Note 4, the Company settled the default under a second lease for facilities through the issuance of a note payable. The Company also settled its obligation under a lease for its former San Diego, California sales office space for approximately $170,000.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As a result of the lease terminations and settlements and the Company ceasing to use the leased facilities, the Company recorded lease termination expense and related costs totaling $4,707,000 in 2003. Included in this amount is $4,498,000 of past and future rental payments (net of discount) and $972,000 of accelerated amortization of leasehold improvements, less $763,000 of related deferred rent concessions.

Note 14 - Employee Benefit Plan

The Company maintains a qualified Section 401(k) Savings Plan which allows eligible employees to contribute up to 15% of their salaries on a pre-tax basis. There were no matching contributions by the Company in 2003, 2004 or 2005. Company contributions are fully vested after four years of employment.

Note 15 - Concentration of Credit Risk and Significant Customers

The Company’s customers include Original Equipment Manufacturers, resellers, distributors and end users. The Company is subjected to credit risk from accounts receivable with customers. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. At December 31, 2004 and 2005 and for the three years ended December 31, 2005, significant customers as a percentage of accounts receivable and revenue were as follows:

	Accounts Receivable		Revenue
	December 31,	December 31,	Fiscal Year Ended
	2004	2005	2003	2004	2005
Imation	28.1%	29.7%	8.8%	39.8%	40.6%
Tech Data	13.1	26.1	16.2	10.5	16.1
Ingram-Micro	17.8	22.5	16.0	9.0	11.7
Fujitsu Siemens	12.9	14.8	5.9	8.7	9.8
IBM	17.2	6.3	6.8	12.9	8.5

No other customers accounted for more than 10% of accounts receivable or revenue in 2003, 2004 or 2005.

Note 16 - Segment, Geographic and Sales Information

All operations of the Company are considered to be in one operating segment and, accordingly, no separate segment disclosures have been presented. The Company will continue to evaluate its operations and internal reporting structure for future changes that could result in disclosure of additional segments. Foreign revenue is based on the country in which the customer is located.

Substantially all of the Company’s long-lived assets are located in the United States.

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table details revenue from external customers by geographic area for the following fiscal years:

	2003	2004	2005
(In thousands)
United States	$65,075	$72,611	$63,322
Europe	21,329	23,292	24,129
Asia Pacific	7,241	4,614	3,148
Other	524	1,534	369
	$94,169	$102,051	$90,968

The following table details revenue by product line for the following fiscal years:

	2003	2004	2005
(In thousands)
Drives	$28,415	$32,666	$20,685
Automation	13,444	24,036	33,431
Media	44,457	41,146	35,705
Service and other	9,077	7,413	5,355
Sales allowances	(1,224)	(3,210)	(4,208)
	$94,169	$102,051	$90,968

Note 17 - Quarterly Information (Unaudited)

(In thousands, except per share data, and as restated – see Note 8)	2004
	Q1	Q2	Q3	Q4
Net revenue	$26,139	$26,620	$23,566	$25,726
Gross profit	6,086	7,447	4,962	6,559
Net earnings (loss)	(3,310)	(5,747)	26,507	6,380
Net earnings (loss) available to common stockholders	(3,310)	(54,996)	26,326	6,181
Basic earnings (loss) per share	(0.34)	(5.12)	2.41	0.56
Diluted loss per share	(0.34)	(5.12)	(0.24)	(0.14)

(In thousands, except per share data, and as restated – see Note 8)	2005
	Q1	Q2	Q3	Q4
Net revenue	$24,623	$23,776	$21,306	$21,263
Gross profit	7,168	7,068	5,822	5,515
Net earnings (loss)	4,168	(6,518)	(28,268)	18,549
Net earnings (loss) available to common stockholders	3,951	(6,755)	(28,525)	18,270
Basic earnings (loss) per share	0.35	(0.59)	(2.44)	1.37
Diluted loss per share	(0.06)	(0.59)	(2.44)	(0.05)

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 18 - Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). The FASB revised FIN No. 46 in December 2003 (“FIN 46R”). Pursuant to FIN 46R, the effective date for applying certain provisions is deferred. FIN 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities. The Company will apply the provisions of FIN 46 prospectively to any variable interest entities created after January 31, 2003. Since the Company does not have any current interests in any variable interest entities, the adoption of this interpretation did not have a significant impact on the Company’s 2003 financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The FASB issued FASB Staff Position (“FSP”) 150-3 on November 7, 2003 to defer the effective date for applying the provisions of SFAS No. 150 for certain mandatorily redeemable non-controlling interests. The Company does not expect the provisions of this statement to have a significant impact on its current or prospective financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”) which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to rescind the SEC s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“FAQ”) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 did not have a material impact on the Company s revenue recognition policies.

In December 2004, FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”). Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement over the vesting period. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, which was permitted under Statement 123, as originally issued. The revised Statement requires both public and nonpublic entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) was originally effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. On April 14, 2005, the SEC announced that it will permit companies to implement 123(R) at the beginning of their next fiscal year after June 15, 2005. The Company adopted the provisions of SFAS 123R effective January 1, 2006.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s Consolidated Financial Statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is

EXABYTE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS 154 will have a material impact on its consolidated balance sheets and statements of operations, shareholders’ equity and cash flows.

In February 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 155 (SFAS No. 155), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS No. 133 also clarify that interest-only and principal-only strips are not subject to the requirements of the SFAS, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not anticipate that the adoption of this statement to have a material impact on its consolidated financial statements.

.

Exabyte Corporation and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2005	March 31, 2006 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$430	$362
Accounts receivable, less allowances for uncollectible accounts and sales returns and programs of $2,382 and $2,157, respectively	14,171	15,204
Inventory, net	7,765	5,845
Other	1,488	1,427
Total current assets	23,854	22,838

Equipment, product tooling and leasehold improvements, net	2,720	3,017
Goodwill	7,428	7,428
Other non-current assets	713	773

Total non-current assets	10,861	11,218
Total assets	$34,715	$34,056

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,149	$5,304
Accrued liabilities (Note 2)	6,712	4,059
Current portion of deferred revenue (Note 8)	2,001	2,079
Line of credit - Bank (Note 3)	3,652	8,180
Current portion of notes payable - suppliers (Note 3)	5,131	5,561
Note payable to customer (Note 8)	2,000	2,000
Current portion of other liabilities	251	157
Total current liabilities	24,896	27,340
Convertible Subordinated Notes, net (Note 3)	318	796
Derivative financial instruments, at estimated fair value (Note 5)	27,060	19,221
Notes payable, less current portion (Notes 3 and 8):
Suppliers	888	—
Customer	5,000	5,000
Others	3,010	3,032
	8,898	8,032
Deferred revenue, less current portion (Note 8)	4,211	4,128
Accrued warranties, less current portion	1,012	906
Other liabilities, less current portion	280	280
Total liabilities	$66,675	$60,703

See accompanying notes to the consolidated financial statements.

Exabyte Corporation and Subsidiaries

Consolidated Balance Sheets (continued)

(In thousands, except per share data)	December 31, 2005	March 31, 2006 (unaudited)
Series AA Convertible preferred stock, net of discount. Stated and liquidation value of $45,000; 55 shares authorized, 45 shares outstanding (Note 4)	$38,931	$39,232

Stockholders’ deficit (Note 4):
Preferred stock; no series; $.001 par value; 18,350 shares authorized; no shares issued and outstanding	$—	$—
Preferred stock; series A; $.001 par value; 500 shares authorized; no shares issued and outstanding	—	—
Series G convertible preferred stock; $.001 par value; 1,500 shares authorized; no shares issued and outstanding	—	—
Series H convertible preferred stock; $.001 par value; 9,650 shares authorized; no shares issued and outstanding	—	—
Series I convertible preferred stock; $.001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.001 par value; 350,000 shares authorized; 13,963 and 14,682 shares outstanding, respectively	14	15
Additional paid-in capital	53,542	53,510
Treasury stock, at cost; 10 shares	(578)	(578)
Accumulated deficit	(123,869)	(118,826)
Total stockholders’ deficit	(70,891)	(65,879)

Commitments and contingencies (Note 7)

Total liabilities and stockholders’ deficit	$34,715	$34,056

See accompanying notes to the consolidated financial statements.

Exabyte Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)	Three Months Ended
(In thousands, except per share data)	March 31, 2005	March 31, 2006
Net revenue	$24,623	$21,619
Cost of goods sold	17,455	16,146

Gross profit	7,168	5,473

Operating expenses:
Selling, general and administrative	5,501	4,833
Engineering, research and development	2,452	2,095
Total operating expenses	7,953	6,928

Loss from operations	(785)	(1,455)

Other income (expense):
Interest expense (Note 3):
Stock-based	—	(249)
Amortization of debt discount	—	(478)
Other	(402)	(487)
Total interest expense	(402)	(1,214)
Change in estimated fair value of derivative financial instruments (Note 5)	5,099	7,839
Gain (loss) on foreign currency translation	295	(2)
Other, net	(31)	(87)
Total other income	4,961	6,536

Earnings before income taxes	4,176	5,081

Income tax expense (Note 9)	(8)	(39)

Net earnings	4,168	5,042

Deemed dividend – amortization of discount on Series AA convertible preferred stock (Note 4)	(217)	(301)

Net earnings available to common stockholders	$3,951	$4,741

Earnings (loss) per share (Note 1):
Basic	$0.35	$0.34
Diluted	$(0.06)	(0.05)

Weighted average common shares (Note 1):
Basic	11,225	14,097
Diluted	16,339	44,352

See accompanying notes to the consolidated financial statements.

Exabyte Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
Cash flows from operating activities:
Net earnings	$4,168	$5,042
Adjustments to reconcile net earnings to net cash used by operating activities:
Depreciation and amortization	332	362
Provision (credit) for uncollectible accounts receivable and sales returns and programs	289	(234)
Provision for excess and obsolete inventory	100	1,000
Stock-based compensation expense	26	270
Stock-based interest expense	—	249
Amortization of deferred revenue related to media distribution agreement	(463)	(133)
Amortization of debt discount	—	477
Change in estimated fair value of derivative financial instruments	(5,099)	(7,839)
Loss (gain) on foreign currency translation of non-current liability	(279)	5
Changes in assets and liabilities:
Accounts receivable, net	(503)	(799)
Inventory, net	36	920
Other current assets	320	61
Other non-current assets	59	(60)
Accounts payable	43	155
Accrued liabilities	(511)	(2,902)
Deferred revenue	—	128
Other non-current liabilities	68	(162)
Net cash used by operating activities	(1,414)	(3,460)
Cash flows from investing activities:
Purchase of equipment, product tooling and leasehold improvements	(740)	(659)

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries

Consolidated Statements Of Cash Flows (Continued)

(Unaudited)	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
Cash flows from financing activities:
Borrowings under line of credit - Bank	28,114	24,139
Payments under line of credit - Bank	(25,523)	(19,611)
Payments on notes payable and other non-current liabilities	(331)	(477)
Proceeds from issuance of common and preferred stock, net of offering costs	13	—
Net cash provided by financing activities	2,273	4,051
Net increase (decrease) in cash and cash equivalents	119	(68)
Cash and cash equivalents at beginning of period	444	430
Cash and cash equivalents at end of period	$563	$362

Supplemental disclosures of other cash and non-cash investing and financing activities:
Interest paid in cash	$402	$487
Adjustment of fixed assets acquired through note payable	333	—

See accompanying notes to the consolidated financial statements.

Exabyte Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Note 1— OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements of Exabyte Corporation (the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United State of America (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements, and reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation in accordance with GAAP. The results of operations for the interim periods presented are not necessarily indicative of the operating results for the full year. These unaudited interim consolidated financial statements and related notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Business, Liquidity and Basis of Presentation

Exabyte Corporation (“Exabyte” or the “Company”) was incorporated on June 5, 1985 under the laws of the state of Delaware. Exabyte markets, designs and manufactures (through third-party manufacturing partners) storage products including VXA® drives, as well as automation for VXA®, and LTO™ (Ultrium™) technologies. Exabyte also provides its own brand of recording media and provides worldwide service and customer support to its customers and end users through third-party providers. The Company’s stock is traded on the OTC Bulletin Board under the symbol EXBY.OB.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations throughout 2005 and in the first quarter of 2006, and had a stockholders’ deficit of $65,879,000 as of March 31, 2006.

The Company had negative working capital as of March 31, 2006 and has continued to reassess its business strategy and investigate various strategic alternatives that would increase liquidity and working capital. As discussed in Note 3, on October 31, 2005, the Company completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes. The proceeds from this offering have been used for general working capital purposes, including new product development and marketing activities. As discussed in Note 8, on October 31, 2005, the Company also entered into an amendment of the Media Distribution Agreement (“MDA”) with Imation Corp (“Imation”). The amendment provides that the sales prices of media to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. Prior to the amendment, the sales prices to Imation were such that Imation was able to realize a 25% gross margin on sales to third parties. In addition to the impact of the amendment to the MDA, the timely introduction of new hardware products, increasing revenue from existing and new hardware products, increasing unit shipments of media products, decreasing product costs and increasing gross margins are critical factors in achieving profitable operations. However, there can be no assurance that the Company will achieve profitable operations in the near term, and if the Company does not generate sufficient cash flow from operations to support its operations, the Company may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Due to the uncertainty relating to the Company’s ability to achieve profitable operations, the Company will continue to investigate the following alternatives to improve its liquidity and overall financial condition:

•	Obtaining additional capital from debt or equity fund raising activities;

•	Strategic alliance or business combination and related funding from such relationship;

•	Continued restructuring of current operations to decrease operating costs and improve gross margins;

•	Sale of all or a portion of operations or technology rights; or

•	Restructuring of notes payable and trade payables to certain suppliers to provide for extended payment terms.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which require the use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenue and expenses. Accordingly, actual results could differ from the estimates used.

Significant Accounting Policies

Reverse Stock Split

Effective for trading on October 31, 2005, the Company effected a ten for one reverse split of its common stock that combined ten outstanding shares prior to the split into one outstanding share after the split. All share and per share amounts in the accompanying consolidated financial statements, and notes thereto, have been adjusted to reflect the reverse split.

Inventory

Inventory is recorded at the lower of cost or market using the first-in, first-out method, and includes materials, labor and manufacturing overhead. Inventory is presented net of reserves for excess quantities and obsolescence related to raw materials and component parts of $4,102,000 and $4,084,000 at December 31, 2005 and March 31, 2006, respectively, and consists of the following:

	December 31, 2005	March 31, 2006
(In thousands)
Raw materials and component parts, net	$3,301	$3,329
Finished goods	4,464	2,516
	$7,765	$5,845

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, borrowings under the Company’s line of credit and other notes payable, and the current portion of other non-current liabilities in the consolidated balance sheets approximate fair value due to the short-term maturity of these instruments. The fair value of non-current liabilities, primarily convertible notes and other notes payable, is estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amounts included in the consolidated balance sheets.

The fair values of derivative financial instruments, all of which relate to the issuance of the Company’s common stock upon conversion or redemption of convertible preferred stock or convertible notes payable, and the exercise of related warrants, are estimated using various pricing models and assumptions related to the estimated term of those instruments, the volatility of the price of the Company’s common stock, interest rates and the probability of such conversion or redemption.

Revenue Recognition and Accounts Receivable

The Company recognizes revenue when persuasive evidence of an arrangement exists, shipment or delivery has occurred, the sales price is fixed or determinable, and collectibility of the related receivable is reasonably assured. Generally, these criteria are met upon shipment or delivery of products and transfer of title and risk of loss to customers. Product sales to certain distributors and resellers are subject to agreements allowing certain limited rights of return, marketing related rebates and price protection on unsold merchandise. Accordingly, the Company records an allowance for these items, as well as other product returns, in the period of the sale based on contractual terms and historical data. The Company sells products to certain original equipment manufacturers (“OEM’s”), which require that the Company maintain inventory at third party warehouses. Revenue from these sales is recognized when title transfers, which is generally when the OEM takes possession of the inventory from the warehouse. Revenue for out-of-warranty service repairs is recorded when the service has been performed and the product has been shipped back to the customer. Revenue for on-site warranty contracts is deferred and amortized using the straight-line method over the contract period. Shipping and handling costs are included in cost of goods sold.

The distribution fee, as adjusted, received by the Company in connection with the Media Distribution Agreement (“MDA”) discussed in Note 8 was recorded as deferred revenue and is being amortized using the straight-line method over ten years, which represents the estimated period over which existing media products at the commencement of the MDA will be sold. In addition, under certain circumstances the distribution fee may be refundable on a pro-rata basis over a ten year period from the date of the MDA.

The Company estimates its allowance for uncollectible accounts based on known exposure for specific accounts, as well as historical bad debt experience.

Foreign Currency Transactions and Remeasurement

The U.S. dollar is the functional currency of the consolidated corporation including its subsidiaries. For the Company’s foreign subsidiaries, monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date and non-monetary assets are remeasured at historical rates. Results of operations are remeasured using the average exchange rates during the period. The Company recorded net foreign exchange losses related to these remeasurements of $48,000 and $42,000 in the first quarter of 2005 and 2006, respectively. From time to time, the Company enters into transactions that are denominated in foreign currencies. These transactions are remeasured at the prevailing spot rate upon payment and recorded in the operating account to which the payment relates. Accounts receivable and payable from/to subsidiaries denominated in foreign currencies are remeasured using period end rates and transaction gains and losses are recorded. The Company recorded net foreign exchange gains related to these transactions of $343,000 and $40,000 in the first quarter of 2005 and 2006, respectively. In the first quarter of 2005 and 2006, $(280,000) and $5,000, respectively, of such (gain) loss related to the translation of a note payable to a supplier denominated in the Yen.

Goodwill

The Company accounts for goodwill under the provisions of FAS 142 “Goodwill and Other Intangible Assets.” Under FAS 142, goodwill is assigned to one or more reporting units based upon certain criteria, is tested for impairment upon adoption of FAS 142 and annually thereafter, and is no longer amortized. Goodwill relates to the Company’s fiscal 2001 business combination with Ecrix Corporation (“Ecrix”). Upon adoption of FAS 142 on January 1, 2002, the Company concluded that it has one reporting unit, and in 2002 the Company completed the transitional and annual impairment tests using the following approach: (1) Calculate the fair value of the Company based on quoted market prices of the Company’s stock, and compare such amount with the Company’s carrying value (stockholders’ equity or deficit), including goodwill; (2) If the fair value of the Company is less than its carrying amount, measure the amount of impairment loss, if any, by comparing the implied fair value of the goodwill with the carrying amount of such goodwill; (3) If the carrying amount of the goodwill exceeds its implied fair value, recognize that excess as an impairment loss. Using this method, the Company determined that the fair value of the reporting unit, including goodwill, exceeded carrying value as of the date of adoption, December 31, 2005 and March 31, 2006 and, accordingly, goodwill is not considered to be impaired.

Liability for Warranty Costs

The Company establishes a warranty liability for the estimated cost of warranty-related claims at the time product related revenue is recognized. The following table summarizes information related to the Company’s warranty reserve as of and for the three months ended March 31, 2006:

(In thousands)

Balance at December 31, 2005	$1,376
Accruals for warranties issued	(19)
Amortization during the period	(289)
Balance at March 31, 2006	$1,068

Earnings (Loss) Per Common Share

Basic earnings (loss) per share is based on the weighted average of all common shares issued and outstanding, and is calculated by dividing net earnings (loss) by the weighted average shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares used in the basic loss per share calculation, adjusted for the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding, as described below.

The effect of common stock options, warrants, convertible preferred stock and convertible notes payable will be included, as applicable, in the earnings (loss) per share calculations should the Company have earnings available to common shareholders. The Company included common stock options with an exercise price less than the average closing price per share of the Company’s common stock (using the treasury stock method) during the three months ended March 31, 2005 as dilutive common stock equivalents in calculating diluted loss per share. In addition, during the three months ended March 31, 2005 and 2006, the Series AA Convertible Preferred Stock and the 10% Secured Convertible Subordinated Notes were included in the diluted loss per share calculations on an “as converted” basis, with net earnings or loss available to common shareholders adjusted for the change in estimated fair value of derivative financial instruments, dividends and interest expense, as applicable. As a result, the Company had a diluted loss per share for each of these periods. A reconciliation of net earnings (loss) and weighted average common shares outstanding used in the calculation of basic earnings per share and diluted loss per share is as follows:

	For the three months ended			For the three months ended
(in thousands, except for per share data)	March 31, 2005			March 31, 2006
	Net earnings (loss)	Weighted average Shares	Earnings (loss) per Share	Net earnings (loss)	Weighted average Shares	Earnings (loss) per Share
Basic earnings per share:
Net earnings available to common stockholders	$3,951	11,225	$0.35	$4,741	14,097	$0.34

Effect of dilutive securities
Imation warrants	—	—		(153)	—
Convertible notes payable, including warrants	—	—		(2,167)	5,306
Convertible preferred stock, including warrants	(4,882)	4,491		(4,491)	24,949
Common stock options	—	623		—	—

Diluted loss per share:
Net loss available to common stockholders after effect of dilutive securities, including assumed conversions	$(931)	16,339	$(0.06)	$(2,070)	44,352	$(0.05)

Options to purchase 3,005,000 and 10,554,000 shares of common stock were excluded from diluted share calculations for the three months ended March 31, 2005 and 2006, respectively, as a result of the exercise prices being greater than the average fair market value of the Company’s stock for the year. As a result, the options are anti-dilutive.

Stock-Based Compensation

The Company has several stock option plans which provide for the granting of options to employees, directors and consultants. Options available for grant under the plans are as follows: Incentive Stock Plan - 950,000, 1997 Non-Officer Stock Option Plan - 900,000, 2004 Stock Option Plan (“2004 Plan”) – 2,500,000, and the 2005 Stock Option Plan (“2005 Plan”) – 7,620,000. Options granted under the 2004 and 2005 Plans are non-qualified. Under all plans, options are granted at an exercise price not less than the fair market value of the stock on the date of grant. The options typically vest over periods of up to 50 months and expire 10 years after the date of grant, except in the event of the termination or death of the employee, whereupon vested shares must be exercised within 90 days or six months, respectively, or they are canceled. However, options may be fully or partially vested at the date of grant, as determined by the Board of Directors. In addition, the Company has granted 1,400,000 options to its CEO outside of the plans. Such options have the same terms and conditions as options granted under the plans described above.

As permitted under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), through December 31, 2005, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, no compensation expense had been recognized for options granted to employees with an exercise price equal to the market value at the date of grant or in connection with the employee stock purchase plan. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and related interpretations.

The following table illustrates the effect on net loss available to common stockholders and net loss per share for the three months ended March 31, 2005 if the Company had applied the fair-value based method of FAS 123 to stock-based compensation.

Three months ended
(In thousands, except per share data)	March 31, 2005

Net earnings, as reported	$4,168

Add stock-based compensation expense included in reported net loss, net of related tax effects	26

Deduct total stock-based compensation expense determined under fair-value based method for all awards, net of related tax effects	(1,676)

Pro forma net earnings	2,518

Deemed dividend related to amortization of discount on Series AA convertible preferred stock	(217)

Proforma net earnings available to common stockholders	$2,301

Basic earnings per share:
As reported	$0.35
Pro forma	$0.20

Diluted loss per share:
As reported	$(0.06)
Pro forma	$(0.16)

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(Revised) (“SFAS 123R”), whereby the fair value of stock options and other equity-based compensation issued to employees will be recognized as compensation expense over the vesting period of such options or other issuances. As of December 31, 2005, and March 31, 2006, unvested and unamortized compensation expense related to options granted prior to the adoption of SFAS 123R totaled $1,483,000 and $1,246,000, respectively. The unamortized balance at December 31, 2005, will be recognized as future compensation expense as follows: 2006 - $779,000, 2007 - $415,000, 2008 - $195,000 and 2009 - $83,000. Stock-based compensation expense related to stock options and recognized in the three months ended March 31, 2006 totaled $229,000 of which $176,000 and $53,000 is included in selling, general and administrative expenses and engineering, research and development expenses, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three months ended March 31,
	2005	2006
Estimated dividends	None	None
Expected volatility	177%	116%
Risk-free interest rate	3.4%	4.35 – 4.74%
Expected term (years)	3.06	3.03

Through September 30, 2005, expected volatility was estimated based on historical volatility over the expected term of the option. Effective October 1, 2005, and thereafter, expected volatility is based on historical volatility over the twelve months prior to the valuation date. Because the Company’s common stock has experienced significant price volatility related primarily to current operating results and events, a twelve-month historical period is considered to be the most appropriate indicator in estimating the future volatility of the price of the Company’s common stock.

On December 1, 2005, the Board of Directors granted 6,522,500 stock options to the Company’s directors, officers and key employees with an exercise price of $1.15 per share and an expiration date of 10 years from the date of grant under the 2005 Plan. Approximately 5,374,000 (or 82%) of these options were fully vested on the date of grant, with the remainder vesting 2% per month over a 50-month period. The percentage of these options that were fully vested on the date of grant was consistent with the vesting status of all outstanding options prior to the adoption of the 2005 Plan on December 1, 2005.

On September 9, 2005, the Compensation Committee of the Board of Directors of the Company approved the accelerated vesting of all unvested common stock options with exercise prices equal to or greater than 200% of the closing price of the Company’s common stock on September 9, 2005 ($2.00 per share). As a result, options with an exercise price of $4.00 or higher became fully vested and exercisable on that date. All options granted to employees, officers and members of the Board of Directors under the Company’s Incentive Stock Plan, the 1997 Non-Officer Stock Option Plan, and the 2004 Plan, and options granted to the Company’s Chief Executive Officer outside of the plans, were subject to the accelerated vesting.

The primary purpose of the accelerated vesting was to eliminate future compensation expense related to these options that the Company would otherwise recognize in its consolidated financial statements upon the adoption of SFAS 123R. The Company estimated that the maximum aggregate future compensation expense that will be eliminated as a result of the accelerated vesting of these options is approximately $6.5 million, with $1.2 million in the fourth quarter of 2005, $3.3 million in 2006, $1.6 million in 2007 and $400,000 in 2008.

A summary of the number of outstanding options, the number and percentage of options for which vesting was accelerated, and the weighted average exercise price of the accelerated options is as follows (share amounts in thousands) (unaudited):

			Percentage	Weighted
		Aggregate	of	average
		number of stock	aggregate	exercise
	Total	options for	number of	price of
	outstanding	which vesting	accelerated	accelerated
	options	was accelerated	options	options
Named Executive Officers (1)	1,908	710	43.5%	$10.60
Non-employee Directors	161	45	2.8%	$8.10

Total Executive Officers and Directors	2,069	755	46.3%	$10.40
All Other Employees	1,889	877	53.7%	$8.10

Total	3,958	1,632	100.0%	$9.20

(1) Includes current executive officers, as named in the Company’s 2005 Proxy Statement filed with the Securities and Exchange Commission on June 15, 2005.

The following table summarizes information about fixed stock options outstanding at March 31, 2006:

		Options Outstanding			Options Exercisable
Range of Exercise Prices		Number Outstanding (000’s)	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable (000’s)	Weighted-Avg. Exercise Price
$0.85 -	2.00	7,709	9.35	$1.20	6,096	$1.19
2.01 -	4.50	183	8.20	3.80	111	4.12
4.51 -	8.20	1,753	7.75	7.82	1,753	7.82
8.50 -	175.00	910	6.21	14.70	910	14.70
		10,555	8.80	$3.51	8,870	$3.92

Reclassifications

Certain reclassifications have been made to prior period balances to conform with the current period presentation.

Note 2—ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

	December 31, 2005	March 31, 2006
(In thousands)
Compensation and benefits	$1,395	$1,314
Current portion of warranty costs	364	162
Deferred rent concessions	993	938
Litigation settlement	750	375
Liability related to modification of media distribution agreement	2,000	—
Other	1,210	1,270
	$6,712	$4,059

Note 3—DEBT

Convertible Subordinated Notes

On October 31, 2005, the Company completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes (“Convertible Notes”) and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in common stock of the Company. The principal amount of the Convertible Notes is convertible into common stock at $1.80 per share. The exercise price of the warrants, which have a five-year term, is also $1.80 per share. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of common stock or rights to acquire common stock at below the conversion and exercise prices in effect. The Convertible Notes are collateralized by a security interest in all of the Company’s assets and are subordinate to the security interest granted, and the indebtedness, under the Company’s line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”). The Company was obligated to use its reasonable best efforts to register the underlying common shares that would be issued upon conversion of the Convertible Notes and exercise of the warrants, as well as the number of shares that would be issued as interest over the term of the Convertible Notes. The registration statement for such shares was declared effective on March 31, 2006. The Convertible Notes contain covenants which include, among other things, restrictions on the indebtedness and prepayments of indebtedness. Without the consent of two thirds of the outstanding principal amount of the Convertible Notes, the Company may not, among other things, incur any indebtedness for borrowed money that is not expressly subordinated to the Convertible Notes other than senior indebtedness to Wells Fargo and any subsequent refinancing thereof not to exceed $40.0 million, prepay any indebtedness for borrowed moneys or purchase or pay any dividends on any equity other than dividends on the Series AA Preferred Stock which are payable in shares of common stock. Events of default include certain lapses in the effectiveness of the registration statement. The Company must pay liquidated damages upon the occurrence of certain other events.

The Convertible Notes may be prepaid at any time at the then outstanding principal amount. Under certain circumstances, including prepayment during a period of default (which includes a change of control) or in connection with a reorganization, a prepayment premium may be required; the premium is the greater of (1) 20% of the outstanding principal or (2) the excess over the principal amount of the product of the average market price of the common stock at the time multiplied by the number of common shares issuable upon the conversion of the Convertible Notes.

As discussed more fully in Note 5, the basic conversion feature of the Convertible Notes, and the anti-dilution feature included therein, and the warrants were determined to be embedded and freestanding derivative financial instruments requiring separate accounting under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The total estimated fair value of the derivatives was determined to be approximately $11,518,000 and, accordingly, the entire $9,550,000 of proceeds from the Convertible Notes were allocated to those derivative instruments, and the Convertible Notes were initially recorded net of discount equal to their face value. The discount will be amortized over the term of the Convertible Notes as additional interest expense using the effective interest method. Such amortization and additional interest expense totaled $249,000 for the quarter ended March 31, 2006. In addition, because the estimated fair value of the derivatives exceeded the total proceeds, the Company recorded a charge for other financing costs equal to the excess value, in the amount of $1,964,000, upon consummation of the Convertible Notes transaction on October 31, 2005.

Line of Credit – Wells Fargo Business Credit, Inc.

On March 9, 2005, the Company entered into a new asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) which currently provides for borrowings of up to $20,000,000 based on 80% of eligible accounts receivable (as defined), and 25% of eligible finished goods inventory (as defined). Accordingly, borrowing availability under the line of credit varies based on the balances of accounts receivable and inventory throughout the month, quarter or year. Borrowings are secured by substantially all of the Company’s assets. This agreement matures on March 31, 2008, and replaced the loan agreement with Silicon Valley Bank, as described below, which was terminated in March 2005. Interest under the new agreement with Wells Fargo is currently being charged at the lender’s prime rate plus 3.5% (11.25% at March 31, 2006), and the agreement includes financial covenants and other restrictions relating to, among other things, operating results, the maintenance of minimum levels of net worth or deficit, limits on inventory levels with product distributors, limits on capital expenditures, liens, indebtedness, guarantees, investment in others and prohibitions on the payment of cash dividends on common or preferred stock. Events of default include a change in control. As of March 31, 2006, the Company was in violation of covenants relating to operating results and maintenance of specified levels of net worth or deficit and received a waiver of such violations in May 2006. The outstanding balance under the line of credit was $8,180,000 at March 31, 2006.

Line of Credit – Silicon Valley Bank

On June 18, 2002, the Company entered into a $25,000,000 line of credit agreement (the “Agreement”) with Silicon Valley Bank (“SVB”) that originally expired in June 2005. The agreement was modified several times during 2003 for violations of various financial covenants and to revise certain terms and conditions, including a decrease in maximum borrowings to $20,000,000 and to provide for interest to be charged at a rate of prime plus 5.25%. On October 10, 2003, the Agreement was modified to extend the term of the Agreement through September 30, 2005, under similar terms and conditions. In May, 2004, the Company entered into a revised agreement (the “Revised Agreement”), which provided for borrowings of up to $20,000,000 based on 75% of eligible accounts receivable (as defined). No borrowings were available based on inventory balances. Interest was generally charged at the prime rate plus 2.0%. As noted above, this Agreement was terminated in March 2005.

Notes Payable - Suppliers

During the first quarter of 2003, the Company entered into agreements with four of its largest suppliers that converted certain accounts payable and accrued liability amounts outstanding at December 28, 2002, totaling $20,900,000, to unsecured notes payable. These amounts were due through 2005 and bore interest at rates ranging from zero to 5%. At March 31, 2006, the remaining balance of $4,463,000 is due to one supplier, Hitachi, Ltd. (Hitachi). In November 2004 and November 2005, the payment terms for this note were restructured to provide for repayment through February 28, 2007, with interest at 2.1% through March 31, 2006 and 3.1% thereafter. In September 2003, the Company entered into restructuring and note payable agreements with a fifth supplier, Solectron Corporation (“Solectron”), for $8,991,000 which converted accounts payable and current inventory purchase commitments to a note payable bearing interest at 9%. In May 2004, the Company made a $2,020,000 prepayment on the Solectron note and revised the payment schedule. As of March 31, 2006, all inventory purchase commitments had been satisfied, and the total amount due to Hitachi and Solectron under the remaining notes payable – suppliers is $5,561,000 which is payable as follows: 2006 - $4,673,000; and 2007 - $888,000. The Company accounted for the modification of the liabilities under EITF 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”). In accordance with the provisions of EITF 96-19, the terms of the notes are not considered to be substantially different than the terms of the original liabilities.

Note Payable - Lessor

In September 2003, the Company entered into a note payable in the amount of $3,060,000 with the lessor of certain of its former office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due. The interest rate on the note at March 31, 2006 is 6.0% and this rate will continue until September 2007, at which time the rate increases to 10.0% for the final year of the note. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount is being recognized over the term of the note as additional interest expense using the effective interest method.

Note 4—PREFERRED STOCK

Series AA Preferred Stock

On May 3, 2004, the Company completed the sale of 25,000 shares of newly authorized Series AA Convertible Preferred Stock (“Series AA”) and warrants to purchase 750,000 shares of common stock for total gross proceeds of $25,000,000 (approximately $23,609,000 net of offering costs). The purchase price of the Series AA shares was $1,000 per share. The conversion price was initially $10.00 per share. The warrants had an exercise price of $10.00 per share and a term of five years. In connection with the sale of the Convertible Notes, the conversion price of all Series AA shares (including the shares received in the exchange described below) and the exercise price of the related warrants were adjusted to $1.80 per share. As a result of this adjustment to the conversion price, the Series AA shares are convertible into 24,949,000 common shares. The number of common shares issuable under the outstanding warrants was not affected by the sale of the Convertible Notes.

Dividends on the Series AA shares are payable in common stock at an initial rate of 5%, with an increase to 8% after four years, 10% after five years and 12% thereafter. During the first quarter of 2005 and 2006, the Company issued approximately 192,000 and 684,000 common shares, respectively, as dividends on the Series AA shares. The Company has the right to force conversion of the Series AA shares, which are non-voting, at such time as the Company’s common stock has reached specified price parameters, subject to certain limitations. The Series AA shares have a liquidation preference equal to the issuance price, plus accumulated unpaid dividends and are subject to redemption based on the occurrence of certain conditional events. Based on certain of these redemption features, the Series AA has been recorded as temporary equity, until such time as the events or circumstances that could cause redemption are no longer applicable. Such events and circumstances generally relate to the Company’s ability to deliver registered shares to Series AA shareholders upon conversion, as provided in the related registration rights agreement. On August 27, 2004, the Company registered for resale the underlying common shares that would be issued upon conversion, as well as a specified number of common shares that would be issued as dividends on the Series AA shares and updated the registration statement on April 26, 2005. The

Company is also obligated to use its best efforts to maintain a current registration statement in effect until such common shares can be sold without the use of the registration statement in May 2006.

The Company also evaluated the Series AA under the provisions of SEC Staff Accounting Bulletin No. 68, “Increasing Rate Preferred Stock,” (“SAB 68”), and determined that the Series AA should be recorded at fair value at the date of issuance based on a market dividend rate of 12%. Accordingly, the Series AA has been recorded net of discount of $7,463,000, which amount is being recognized as additional deemed dividends over the period from the date of issuance until May 2010, at which time the dividend rate is fixed at 12%. Such additional deemed dividends totaled $217,000 and $301,000 in the first quarter of 2005 and 2006, respectively.

Note 5 – Derivative Financial Instruments

In connection with the issuance of the Series AA and the Convertible Notes, the Company evaluated the terms and conditions of both instruments, and the related warrants, in order to determine whether such terms and conditions and warrants represent embedded or freestanding derivative instruments under the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Emerging Issues Task Force issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock (“EITF 00-19”).

As a result of such evaluations, the Company determined that both the basic conversion feature, as well as the anti-dilution feature included therein, represent embedded derivative instruments within both the Series AA and the Convertible Notes host contracts. In addition, the Company determined that the warrants issued in connection with the Series AA and the Convertible Notes represent freestanding derivative instruments, and that all such derivative instruments meet the requirements for liability classification under EITF 00-19. This determination was primarily based on dividend and interest payments on the Series AA and Convertible Notes being payable in an indeterminable number of common shares. Also as a result of this evaluation, the warrants issued to Imation Corporation in connection with the modification of the Media Distribution Agreement discussed in Note 8 were determined to be freestanding derivative instruments. Accordingly, both the embedded and freestanding derivatives have been accounted for separately at estimated fair value under SFAS 133. The embedded derivatives are accounted for on a “bundled” basis in accordance with SFAS 133 Implementation Issue No. B-15.

There are two other provisions of the Series AA that are considered to be embedded derivatives; (1) the possible variable share settlement in the case of an involuntary triggering event that would require conversion to common stock based on a discounted percentage of the then applicable volume weighted average price, and (2) the 20% redemption premium that would result from a cash redemption required by a voluntary triggering event. The Company determined the probability of either of these events to be negligible and, accordingly, the related value of these potential derivatives is not considered to be significant at December 31, 2005 or March 31, 2006. The materiality of these items will be re-assessed in the future for financial reporting purposes. The estimated fair value of the derivative instruments at inception (the date at which all significant financial terms were finalized), December 31, 2005 and March 31, 2006 are as follows:

	Series AA
(In thousands)	Conversion feature	Anti-dilution feature	Total	Warrants	Total
Inception (May 3, 2004)	$32,847	$3,283	$36,130	$10,109	$46,239
December 31, 2005	13,498	2,424	15,922	748	16,670
March 31, 2006	8,795	2,595	11,390	487	11,877

	Convertible Notes
	Conversion feature	Anti-dilution feature	Total	Warrants	Total
Inception (December 1, 2005)	$7,300	$564	$7,864	$3,650	$11,514
December 31, 2005	6,207	592	6,799	3,104	9,903
March 31, 2006	4,262	616	4,878	2,131	7,009

	Imation Warrants
	Conversion feature	Anti-dilution feature	Total	Warrants	Total
Inception (December 1, 2005)	$—	$—	$—	$574	$574
December 31, 2005	—	—	—	487	487
March 31, 2006	—	—	—	335	335

	Total
	Conversion feature	Anti-dilution feature	Total	Warrants	Total
December 31, 2005	$19,705	$3,016	$22,721	$4,339	$27,060
March 31, 2005	13,057	3,211	16,268	2,953	19,221

The net change in estimated fair value for each period is included as a benefit in the statement of operations and totaled $5,099,000 and $7,839,000 for the three months ended March 31, 2005 and 2006, respectively.

The basic conversion feature and warrants for both the Series AA and the Convertible Notes, as well as the Imation warrants, were valued using the Black-Scholes option-pricing model in a manner similar to a call option with the following assumptions:

	Series AA
	Inception	December 31, 2005	March 31, 2006
Estimated dividends	None	None	None
Expected volatility	155.0%	111.5%	115.4%
Risk-free interest rate	3.26%	4.39%	4.74%
Expected term (years)	5.00	3.33	3.09

	Convertible Notes and Imation Warrants
	Inception	December 31, 2005	March 31, 2006
Estimated dividends	None	None	None
Expected volatility	106.3%	111.5%	115.4%
Risk-free interest rate	4.30%	4.39%	4.74%
Expected term (years)	4.92	4.83	4.59

The anti-dilution feature for both the Series AA and the Convertible Notes were valued using a Probability Weighted Black-Scholes pricing model as a put option with a put-call-parity model with the following assumptions:

	Series AA
	Inception	December 31, 2005	March 31, 2006
Estimated dividends	None	None	None
Expected volatility	155.0%	111.5%	115.4%
Risk-free interest rate	3.26%	4.39%	4.74%
Expected term (years)	1.92 - 5.00	0.17 - 3.25	0 – 3.09
Estimated probability of a future dilutive financing transaction	10%	10%	10%

	Convertible Notes and Imation Warrants
	Inception	December 31, 2005	March 31, 2006
Estimated dividends	None	None	None
Expected volatility	106.3%	111.5%	115.4%
Risk-free interest rate	4.30 – 4.35%	4.39%	4.74%
Expected term (years)	1.83 – 4.91	1.75 – 4.83	1.51 – 4.59
Estimated probability of a future dilutive financing transaction	10%	10%	10%

The estimated probability of a dilutive financing transaction is based on management’s combined estimate of the likelihood of such a transaction occurring during the eighteen months following the effective date of the registration statement covering the common shares underlying the Series AA (full dilution adjustment period) and thereafter (weighted-average dilution adjustment period) and includes a consideration of the Company’s historical and forecasted operating results, liquidity, and the likelihood of other non-dilutive financing alternatives. The full dilution adjustment period for the Series AA expired in February 2006. During the three months ended March 31, 2005, it was management’s determination that the proceeds of the Series AA offering would be sufficient to meet the Company’s forecasted liquidity needs for the foreseeable future. Accordingly, management assigned a 5% probability to a future dilutive financing transaction during the full dilution adjustment period, and 5% to the subsequent weighted-average dilution adjustment period, as included in the terms of the Series AA. The estimated probability of a weighted average dilution adjustment was considered to be 10% at December 31, 2005 and March 31, 2006 for the Series AA and 5% for both a full dilution and weighted average dilution adjustment for the Convertible Notes.

Note 6—SEGMENT, GEOGRAPHIC AND SALES INFORMATION

All operations of the Company are considered to be in one operating segment and, accordingly, no segment disclosures have been presented. The Company will continue to evaluate its operations and internal reporting structure for future changes that could result in disclosure of additional segments. Foreign revenue is based on the country in which the customer is located.

Substantially all of the Company’s long-lived assets are located in the United States.

The following table details revenues from external customers by geographic area for the following fiscal periods:

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
United States	$16,213	$15,731
Europe/Middle East	7,567	5,167
Asia Pacific	768	613
Other	75	108
	$24,623	$21,619

The following table details revenue by product line for the following fiscal periods:

	Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006
Drives	$5,707	$5,261
Automation	8,852	7,064
Media	9,663	9,479
Service and other	1,370	989
Sales allowances	(969)	(1,174)
	$24,623	$21,619

The following table summarizes revenue from significant customers:

	Net Revenue		% of Total Net Revenue
	Three Months Ended		Three Months Ended
(In thousands)	March 31, 2005	March 31, 2006	March 31, 2005	March 31, 2006
Imation	$9,925	$9,747	40.3%	45.1%
Ingram Micro	$1,920	$2,862	7.8%	13.2%
Tech Data	$4,204	$2,698	17.1%	12.5%
IBM	$2,031	$2,309	8.2%	10.7%
Fujitsu Siemens	$3,575	$1,979	14.5%	9.2%

No other customers accounted for 10% or more of net revenue in any of the above periods.

Note 7—COMMITMENTS AND CONTINGENCIES

Litigation

The Company is, from time to time, subjected to certain claims, assertions or litigation by outside parties as part of its ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse impact on the consolidated financial condition, results of the operations or cash flows of the Company.

On April 26, 2005, The D.I.C. Creditors’ Trust and J Gregg Pritchard, Trustee on behalf of the D.I.C. Creditors’ Trust, (together, the “Plaintiffs”) filed their Original Complaint against the Company to Avoid Transfers and Objection to Proof of Claim (the “Complaint”) in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Bankruptcy Court”). The Complaint was filed in connection with the chapter 11 bankruptcy cases of Daisytek, Inc. and its affiliated debtors (collectively, the “Daisytek Debtors”), jointly administered Case No. 03-34762 pending before the Bankruptcy Court.

Through the Complaint, the Plaintiffs sought to avoid and recover approximately $2,764,000 in payments allegedly made to the Company from one or more of the Daisytek Debtors prior to their respective bankruptcy filings, asserting that the payments constitute preferential transfers or fraudulent transfers. In addition, the Plaintiffs sought disallowance of the proof of claim filed by the Company in the amount of approximately $5,954,000 against the bankruptcy estate of Digital Storage, Inc., one of the Daisytek Debtors and a former distributor of the Company’s products. In July 2005, the Company reached an agreement with the Plaintiffs that provided for the settlement of the claim for a payment of $1,125,000 over a twelve-month period, commencing September 1, 2005, and the relinquishment of the Company’s claim against the estate. The agreement was approved by the Bankruptcy Court in September 2005. The Company recorded a provision for the settlement as of June 30, 2005. At March 31, 2006, a liability of $375,000 remains outstanding under the settlement.

On October 5, 2004, the Company filed a complaint against Certance LLC (“Certance”) in the United States District Court for the District of Colorado asserting that Certance infringed upon certain of the Company’s patents. Certance subsequently filed its answer, which included routine defenses customary for this type of proceeding, on November 18, 2004. In addition, in connection with this litigation, Matsushita Electric Industrial Co. Ltd. (Matsushita) filed a complaint against the Company asserting a claim for patent infringement related to another of the Company’s products. A subsidiary of Matsushita is the contract manufacturer of the product included in the Company’s initial complaint against Certance. Effective October 13, 2005, the Company entered into a Settlement and Compromise Agreement, whereby (1) the defendant agreed to modify certain features within its drive products, (2) both complaints were dismissed and (3) the defendant agreed to make a payment of $1,200,000, which was received by the Company on November 1, 2005.

Indemnities, Commitments and Guarantees

In the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. In addition, the Company has contractual commitments to various customers, which could require it to incur costs to repair an endemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Note 8—MEDIA DISTRIBUTION AGREEMENT

On November 7, 2003, the Company entered into the MDA with Imation Corporation (“Imation”) whereby the Company granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media. In exchange for such rights, Imation paid the Company a distribution fee of $18,500,000, all of which was received by December 31, 2003. The Company agreed to grant Imation a second security interest in its intellectual property to secure the Company’s obligations under the MDA and a seat as an observer on the Company’s Board of Directors. The MDA has an indefinite term, but provides for termination by Imation upon 180 days’ prior written notice to the Company, or upon a material default by either party. If Imation terminates the MDA because of a material default by Exabyte during the first ten years of the MDA, the Company must pay Imation a prorated portion of the distribution fee based on a ten-year period. If the MDA is terminated by Imation, the Company is not obligated to refund any portion of the distribution fee. The MDA provided for discounted sales prices to Imation, such that Imation was able to obtain a gross margin of at least 25% on sales to third parties. In addition, on November 7, 2003, Imation purchased 1,500,000 shares of the Company’s Series I Preferred Stock for $1,500,000 which were exchanged for Series AA Preferred shares in May 2004.

On October 31, 2005, the Company entered into an Amendment of the MDA (“Amendment”), whereby the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. As consideration for the revision of the gross margin and to adjust the initial distribution fee, the Company agreed to provide the following to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock of the Company at $1.80 per share and (3) a $2,000,000 credit which was applied against product purchases by Imation in the first quarter of 2006. The Amendment also decreased the amount of the distribution fee that would be required to be repaid to Imation due to a termination of the MDA to $8,500,000. In addition, on October 31, 2005, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, the Company granted Imation a security position in substantially all of the Company’s assets. These notes are subordinated to the security interests of, and indebtedness to, Wells Fargo and the holders of the Convertible Notes. The $5,000,000 note is subject to mandatory full or partial prepayment should the Company complete a future financing for specified amounts prior to the scheduled repayment term. The warrants have substantially the same terms as the warrants issued in connection with the Convertible Notes, were valued using the assumptions discussed in Note 1, and have been recorded as a derivative liability in the accompanying consolidated balance sheet. The Company was obligated to use its reasonable best efforts to register the common shares issued to Imation and issuable upon exercise of the warrants provided to Imation. The registration statement for such shares was declared effective on March 31, 2006. The consideration provided to Imation totaling $10,423,000, including the value of the warrants of $573,000 was recorded as an adjustment of the initial distribution fee and a reduction of deferred revenue originally recorded at the inception of the MDA. The deferred revenue balance related to the distribution fee is approximately $4,223,000 and $4,089,000 as of December 31, 2005 and March 31, 2006, respectively.

Note 9—INCOME TAXES

The Company has recorded a deferred tax valuation allowance equal to 100% of total deferred tax assets. In recording this allowance, management has considered a number of factors, but primarily, the Company’s cumulative operating losses in prior years. Management has concluded that a valuation allowance is required for 100% of the total deferred tax assets, as it is more likely than not that such asset will not be realized.

At December 31, 2005, the Company had incurred domestic net operating loss carryforwards of approximately $239,000,000 which expire between 2006 and 2025. Under the Tax Reform Act of 1986, the amount of, and the benefit from, net operating losses that can be carried forward is limited due to a cumulative ownership change of more than 50% over a three-year period, which occurred in November 2001 in connection with the Ecrix acquisition. The portion of Exabyte’s and Ecrix’s pre-business combination tax carryovers, totaling $153,000,000, that can be utilized in any one taxable year for federal tax purposes is limited to approximately $1.2 million per year through 2021. Ownership changes after December 31, 2005 could further limit the utilization of the Company’s remaining net operating loss carryforward of $86,000,000, in addition to any losses incurred subsequent to December 31, 2005. As of December 31, 2005, the Company had approximately $105,000,000 of total net operating loss carryforwards that may be used to offset future taxable income.

Note 10—RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets,” which amends a portion of the guidance in Accounting Principles Board Opinion (APB) No. 29, “Accounting for Non-monetary Transactions.” Both SFAS No. 153 and APB No. 29 require that exchanges of non-monetary assets should be measured based on fair value of the assets exchanged. APB No. 29, however, allowed for non-monetary exchanges of similar productive assets. SFAS No. 153 eliminates that exception and replaces with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Any non-monetary asset exchanges will be accounted for under SFAS No. 153; however we do not expect SFAS No. 153 to have a material impact on our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS 154 will have a material impact on its consolidated balance sheets and statements of operations, shareholders’ equity and cash flows.

In February 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 155 (SFAS No. 155), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS No. 133 also clarify that interest-only and principal-only strips are not subject to the requirements of the SFAS, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not anticipate that the adoption of this statement to have a material impact on its consolidated financial statements.